3/21

06012733

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: AES Tietê S.A.

*CURRENT ADDRESS: 158 Rua Lourenço Marques
2° andar
São Paolo, Postal Code (CEP) 04547-100
Brazil

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

FILE NO. 82- 4978 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☒	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/20/06

EXHIBIT IV
TO THE GENERAL EXTRAORDINARY MEETING OF AES TIETÊ S.A.
HELD ON MARCH 15, 2004

BYLAWS OF AES TIETÊ S.A.

NIRE N.° 35.300.170.555
CNPJ N.° 02.998.609/0001-27

Chapter I – The Name, Head office, Purpose and Duration of the Company

Article 1 - AES TIETÊ S.A. will be ruled by these Bylaws and the applicable legislation.

Article 2 – It is the purpose of the Corporation

I – to study, plan, project, build and operate production, transmission, distribution and commercialization systems resulting from the use of rivers and other energy sources;

II – study, plan, project, build and operate accumulation dams, gate bridges, and other works destined to the multiple use of waters and river beds and reservoirs;

III – study, project and carry out plans and programs for the research and development of new sources and vectors of energy, directly or in cooperation with other entities;

IV – supply all and every service, observing the provisions of the Concession Contract and pursuant to the provisions of Article 13, II of these Bylaws; and

V – participate in other companies as partner, shareholder or quota holder.

Article 3 – The Corporation, with an undetermined duration, headquarters and venue of which is in the city of Sao Paulo, State of Sao Paulo, can open and extinguish branches, offices, agencies, or other representations in any place in the Brazilian territory, at the discretion of the Management, and abroad upon the proposal of the Management and decision by the Board of Directors.

Sole Paragraph – The Company's headquarters cannot be transferred to another state of the federation and should be at all times in the State Sao Paulo.

Chapter II – Capital, Shares and Shareholders

Article 4 – The authorized capital is R$4,600,000,000.00 (four billion and six hundred thousand reais) being R$2,383,260,000 (two billion, three hundred and eighty three million

two hundred and sixty reais) in ordinary shares and R$2,216,740,000 (two billion, two hundred and sixteen million, seven hundred and forty thousand reais) in preferred shares, all nominative book shares with no par value.

Paragraph 1 - The subscribed and paid-up capital is R$147,416,294.78 (one hundred and forty seven million, four hundred and sixteen thousand, two hundred and ninety four reais and seventy eight cents) divided into 93,698,261,790 (ninety three billion, six hundred and ninety eight million, two hundred and sixty one thousand and seven hundred and ninety) shares, being 48,541,651,560 (forty eight billion, five hundred and forty one million, six hundred and fifty one thousand, five hundred and sixty) ordinary and 45,156,610,230 (forty five billion, one hundred and fifty six million, six hundred and ten thousand, two hundred and thirty) preferred, all book entry shares with no par value.

Paragraph 2 – The Corporation, upon a decision by the Board of Directors, regardless of any statutory reform, is authorized to increase its capital to the limit referred to in the caption hereof, issuing shares corresponding to each type, respecting the proportion of the existing shares.

Paragraph 3 – At the issue of shares within the capital limit, the following will be set forth: a) number, type and class of shares: b) price and issue; c) other subscription and payment conditions in compliance with the provisions of Law n.° 6,404/76 and its alterations.

Paragraph 4 – The provisions of Paragraph 2 hereof does not apply in the case of a capital increase upon the payment of assets, which will depend on the approval by the General Meeting, as provided for by Law n° 6.404/76 and its alterations.

Paragraph 5 – The Corporation will also be able to issue subscription bonuses, observing the limit of the authorized capital, upon a decision by the Board of Directors.

Paragraph 6 - Shareholders who fail to make payments as per conditions set forth shall lawfully be considered in arrears and subject to the payment of interest of 1% (one percent) a month, monetary correction according to an index to be defined by the Board of Directors and a 10% (ten percent) fine, calculated on the values in arrears, without prejudice of the other legal applicable measures.

Paragraph 7 – By decision of the Board of Directors, the Corporation can acquire shares of its own issue for the purpose of annulment or maintenance in treasury, determine the resale of same or flotation on the market, observing the legal standards and other applicable provisions, including those issued by the Securities Commission – CVM.

Article 5 – The preferred shares will have characteristics as follows:

I – priority in the reimbursement of capital, without right to premium, in case of liquidation of the Company;

II – non-cumulative priority dividends, 10% (ten percent) higher than those given to ordinary shares;

III – the right to participate in the capital increase arising from the capitalization of reserves and profits in conditions equal to ordinary shares; and

IV – will not have voting right and will be irredeemable.

Sole Paragraph – the conversion of beneficiary parties that may be attributed to special social security or charity foundation, if existing, will only be allowed in the case of preferred shares, without voting rights, upon the capitalization of a reserve that has been created for that purpose, in any case, upon a decision by the General Meeting.

Article 6 – Each nominative ordinary shares will have the right to 1 (one) vote at the decisions of the General Meeting.

Article 7 – The Company will be able to authorize the depository institution in charge of the registration of book entry shares to collect from the shareholder the cost of services related to the transfer of book shares ownership, observing the limits set forth by the Securities Commission.

Article 8 – In case of a capital increase, the shareholders are granted the right of preference for the subscription of shares corresponding to the increase, at the proportion of the number of shares owned, observing the provisions of Article 171 of Law n.° 6.404/76 and its alterations.

Article 9 – The shares that are a part of the shareholding control of the Company cannot be transferred, granted or, in any way disposed, direct or indirectly, for free or with onus, without the prior and express consent of Agência Nacional de Energia Elétrica – ANEEL.

Sole Paragraph – In case of full or partial transfer of shares that are a part of the shareholding control, the new controlling shareholder(s) should sing a term of agreement and submission to the clauses of the Concession Contract for the Use of a Public Asset for the Generation of Electric Energy signed between the Company and the Granting Power and to the legal and regulating standards of the concession.

Article 10 – The Company is a public corporation and should maintain such characteristics for the full duration of the concession for the use of a of a public assets for the generation of electric energy that was granted to it by the Granting Power, except in the occurrence of a legal requirement, and its shares should be negotiated in Stock Exchanges.

Chapter III – The Company's Bodies

Article 11 – The following are the Company's bodies:

I – The General Meeting;

II – The Board of Directors ;

III – The Management Committee;

IV – The Management;

V – The Fiscal Council.

Section I – The General Meeting

Article 12 – The General Meeting will meet ordinarily until the 30th of April of each ear, as provided for by law, in order to examine the management accounts relating to the last fiscal year; examine, discuss and vote the financial statements; decide on the use of the net profits for the year and the dividend distribution; and elect, when it is the case, the members of the Board of Directors, setting forth their respective fees.

Article 13 – The General Meeting will extraordinarily meet, every time the interest of the company so requires and to adopt the resolutions deemed convenient to its protection and development within the private jurisdictions that are granted to it by law and of all faculties that the Bylaws have not expressly conferred to other bodies of the Management, in special, to deliberate on the following:

I – the capital reduction or increase, spin-off, merger, transformation or incorporation of the Society, as well as its subsidiary companies and the liquidation, dissolution and extinguishment of same or any corporate reorganization act provided for by law;

II – a change to the purpose of the Company pursuant to the law and upon prior and express authorization by Agência Nacional de Energia Elétrica – ANEEL;

III – the waiver to share subscription rights;

IV – the exchange of shares for any other securities issued by the Company or its subsidiary companies; and

V – the instating of the Fiscal Council, pursuant to these Bylaws.

Article 14 – The General Meeting, except when otherwise provided for by the legislation in force and these Bylaws, will be called for by the Board of Directors or shareholders, pursuant to the law.

Sole Paragraph – within the authorized capital limit, the General Meeting can approve the grant of share purchase option, as provided for by Lei n.° 6,404/76 and its alterations.

Article 15 – The General Meeting will be chaired by the Chairman of the Board of Directors or its substitute who will choose the Secretary.

Sole Paragraph – The exercise of the voting right in General Meetings, will be subject, when it is the case, to the conditions set forth in the Brasiliana Energia S.A Shareholders' Agreement entered into on December 22, 2003 and filed at the Company's headquarters.

Section II – The Board of Directors

Article 16 – The Board of Directors will comprise at least 5 (five) effective members and 11 (eleven) at the most, and the same number of substitute members, maintaining an odd number of members, all shareholders elected by the General Meeting.

Paragraph 1 – The Board of Directors will have 1 (one) Chairman and 1 (one) Vice-Chairman elected by the Board of Directors.

Paragraph 2 – The fees and other advantages of the Board of Directors will be set forth by the General Meeting.

Article 17 – The mandate of the members of the Board of Directors will be 3 (three) years, reelection permitted.

Sole Paragraph – At the conclusion of the term of the mandate, the members of the Board of Directors will remain in their position until their successors take office.

Article 18 – The members of the Board of Directors will be take office upon the signing of the office taking term, transcribed to the book of minutes of the Board of Directors.

Article 19 – In case of vacancy of the position of any effective or substitute Board of Directors member, his/her substitute will be appointed by the General Meeting and will remain in that position until the end of the remaining period of his/her mandate. A General Meeting should be held within a maximum period of 30 (thirty) days counting from the event, to elect his/her substitute, being that the substitute members of the Board of Directors should replace the respective effective members who left the position until a new member is elected to tale the position.

Paragraph 1 - The Chairman of the Board of Directors will be replaced when temporarily unable, by the Vice-Chairman, or if he/she is unavailable, by another Board Member indicated by same, and in the lack of an indication, by choice of the other Board members.

Paragraph 2 – In case of vacancy of the position of Chairman of the Board, the Vice-Chairman will take over and will remain in that position until the Board of Directors

chooses the new title holder, being that the substitute members will remain in office until the end of the mandate.

Article 20 – It if the Board of Directors' Responsibility

I – set forth the general guidelines for the businesses of the Corporation;

II – elect and remove from office the members of the Company's Management, setting forth their responsibilities;

III – inspect the management of the directors, examine, at any time, the books and paperwork of the Corporation, request information on agreements entered into or about to be entered into and carry out any other actions;

IV – call for General Meetings in the cases provided for by law or when deemed necessary;

V – give an opinion in regards to the Management Report, Financial Statements and directors' accounts;

VI – approve, at the beginning of each year, the annual and 5-year Business Plans, which will comprise the annual and multi-annual budgets, all capital investment plans, the strategic plans and programs for the maintenance of the Company's facilities, as well as to review of same;

VII – select or dismiss Independent Accountants;

VIII – submit to the General Meeting, any proposals for changes to the Bylaws;

IX – deliberate on the issue, placement, price and conditions for the payment of shares and subscription bonuses, as well as carry out capital increases, within the limits of the authorized capital;

X – decide on the capital increase, issue, purchase and voiding of shares, pursuant to Paragraphs 2, 5, 6 and 7 of Article 4 hereof;

XI – authorize the commercialization of energy generated by the corporation by way of authorized agents in the electric market;

XII – decide on the issue of promissory notes carrying a security value (commercial papers), setting forth the conditions for each operation;

XIII – decide on the granting, upon an authorization by the General Meeting, of the purchase option of shares to its administrators and employees, or to natural persons that render services to the Corporation reserving the right to preference to shareholders;

XIV – decide on the opening of company's subsidiaries abroad, object of which should not contemplate activities or businesses other than those of the Corporation;

XV – decide on the proposal of plans that provide for management, career, access, advantages and disciplinary regime regarding the company's employees;

XVI – decide on the acquisition of assets included in the company's permanent assets, value of which exceeds 5% (five percent) of the value of said asset, as determined on the balance sheet referring to last year ended;

XVII – decide on cases not mentioned hereunder that may be submitted to it by the Management or determined during a General Meeting;

XVIII – decide on the likeliness of payment of interest on the company's net equity, at the Long Term Interest Rates – TJLP;

XIX – decide on the recording of interim dividends, on the accumulated profits account or profit reserve existing in the latest annual or half-yearly balance sheet;

XX – decide on the recording of interim dividends for periods smaller than 1 (one) semester, provided that total dividends paid on each semester of the year does not exceed the total capital reserves as provided for in § 1 of Article 182 of Law n.° 6,404/76;

XXI – decide on the prepayment, at any time, of dividends, to the debit of the capital reserve account, as provided for in Article 17, § 5 and 200, clause V of the Corporate Law; and

XXII – decide on the sale of treasury stock.

XXIII – decide on the entering into any agreements, documents, bonds, capital instruments or investments, financings, loans, barters, the granting of guarantees of any sort and taking of obligations on behalf of third parties in an annual value higher than, jointly or separately, R$20,000,000.00 (twenty million reais), except in the following cases: (i) if the energy purchase and sale agreements entered into with third parties who are not directly or indirectly controlled by the Company and its affiliated companies and (ii) same are specified in the Annual Business Plan;

XXIV – decide on the sale, lease, grant, transfer, liquidation or other provision, of any assets or share of the Company by a price exceeding, jointly, or separately, R$20,000,000.00 (twenty million reais), except in the following cases: (i) same are specified in the Annual Business Plan; and (ii) if the energy purchase and sale agreements entered into with third parties who are not directly or indirectly controlled by the Company and its affiliated companies;

XXV – decide on the liquidation, sale, transfer or disposal of assets included in the company's permanent assets, total annual value of which is higher than R$20,000,000.00

(twenty million reais), as well as mortgages, encumbrances or any burdens on such assets provided that same are not specified in the Company's Annual Business Plan;

XXVI – decide on the entering into any commercial agreements, operations or associations or arrangements of any sort, as well as changes to same, with directly or indirectly controlled or colligated companies or any other related parties, except when approved in the Company's Annual Business Plan;

XXVII – decide on the entering into any technical assistance agreements, operations or contracts or service supply with foreign companies;

XXVIII – approve the internal rules for the Board of Directors and Fiscal Council;

XXIX – approve the issue of any documents, bonds, shares or other securities by the Company, public or private, as well as the entering into agreements by the Company or granting of any rights to third parties (or any subsequent changes to same), that might give the holder or beneficiary the right to subscribe or acquire documents, bonds, shares and other securities included in the Company's equity or of its own issue;

Article 21 - The Board of Directors will meet whenever call for by the Chairman or its members, being that such call can be requested, when justifiable, by any member of the Board. The Board of Directors' meetings can only be considered as validly carried out if they count with the attendance of the majority of the effective Board Members or their substitutes.

Paragraph 1 - The Board of Directors will meet upon the attendance of the majority of its members and will deliberate by the vote of the majority attending the meeting, having the Chairman, further to his own vote, the right to the quality vote. However, the exercise of the right to vote in Board of Directors' Meetings is subject, when it is the case, to the conditions set forth in the Shareholders' Agreement of Brasiliana Energia S.A., entered into on December, 22, 2003 and filed ant the Company's headquarters.

Paragraph 2 - The Board of Directors' Meetings will be called for upon the call in writing, with a minimum of 08 (eight) days in advance, for he first call, and)3 (three) days, for the second call, with the specification of the date, time, and place of the meeting, as well as the subjects to be discussed.

Section III – The Management Committee

Article 22 – The Management Committee for Investments and Operating Policies (Management Committee) that will act jointly with the Board of Directors and the Company's Management, will perform as consultants for the Board of Directors.

Paragraph One – The Management Committee will run permanently and will comprise 06 (six) members, appointed as per the Shareholders' Agreement of Brasiliana Energia S.A. entered into on December 22, 2003 and filed at the Company's headquarters.

Paragraph Two – It is the responsibility of the Management Committee to: (i) analyze the proposals for the Annual Business Plan; (ii) analyze the proposals for investment plans in the expansion, replacement and improvements to the facilities, programming and budget of Company's operation and maintenance; (iii) follow up the development of the Company's performance indexes; (iv) check the adequate service supply of the Company, in compliance with the standards demanded by the regulatory body; and (v) follow up the execution of the Annual Business Plan, as well as the analysis of all issues involving technical-operating , legal, administrative, economic-financial, environmental and social strategic and relevant aspects.

Section IV – The Management

Article 23 – The Company will be managed by a Management comprising up to 7 (seven) member directors, being 1 (one) President Director, 1 (one) Vice-President Director and the others without a specific denomination, amongst which one who will carry out the job of Director for Relations with Investors. The members of the Management will carry out their jobs according to the responsibilities set forth in these Bylaws.

Sole Paragraph – The fees and other advantages of the members of the Management will be set forth by the General Meeting.

Article 24 – The mandate of the members of the Management will be 3 (three) years, their reelection being permitted.

Sole Paragraph – When the term of their mandates is over, the members of the Management will remain at their position until their successors take office.

Article 25 – The members of the management will take office upon the signing of the empowerment term, transcribed to the book of minutes of the Management meetings.

Article 26 – In case of vacancy of the position of any member of the Management, for any reason, except for that of Company's President Director the substitute member that will carry out that job until the end of his/her mandate will be appointed by same, "ad referendum" by the Board of Directors.

Article 27 – It is the responsibility of the Management, in a meeting and by a decision by the majority to:

I – practice all acts necessary for the regular running of the Company;

II – approve the internal rules and regulations of the Company;

III – propose to the Board of Directors the basic guidelines that should be appreciated by same;

IV – submit to the Board of Directors proposals for capital increase and reform of the Company's Bylaws;

V – draw up the plans for the issue of securities to be submitted to the Board of Directors;

VI – draw up the estimates of revenues, general expenses and forecast of investments by the Corporation at each year, to be submitted to the Board of Directors;

VII – authorize the disposal or acquisitions of assets included in the permanent assets, value of which is lower than 5% (five percent) of the value of the same asset, as determined in the Balance Sheet relative to the last year ended;

VIII – present to the Board of Directors the financial statements for the year and annual and multi-annual economic-financial plans and budgets as well as the execution of works;

IX – decide on the opening of subsidiaries of the Corporation, in the Country, purpose of which does not contemplate activities or businesses strange to the object of the Corporation;

X – decide on the participation of the Corporation in bidding processes.

XI – decide on the selection, hiring and dismissal of administrators of subsidiaries.

Sole Paragraph – the Management should make available all information requested by the members of the Management Committee and the Board of Directors.

Article 28 – In the exercise of the Management jobs, it is the responsibility of;

I – the Company's President Director to:

a) Preside all the businesses carried out at his/her level of decision;
b) Supervise the Company's general policy set forth by the Board of Directors;
c) Call for and preside all the work of the Management meetings;
d) Coordinate the Management activities;
e) Grant temporary leaves to the member of the Management, appointing a substitute to carry out the substituted member in his/her absence;
f) Approve the definitions and alterations to the organizational structure;
g) guide the drawing up of the Company's budgets as to limits and internal and external conditions of same;
h) Guide the sector performance plans by the Management;

i) Coordinate the legal and the relations activities of the Company; and
j) Coordinate the meeting and the relations with the governmental bodies, the Board of Directors and the Fiscal Council, when called for.

II – the Director for Relations with Investors:

a) Represent the Company at the relations with the financial and capital markets, internal and external, being accountable for the supply of information to the Securities Commission - CVM and the Stock Exchanges.

Article 29 – The Management will meet upon a call by the Company's President Director with the attendance of the majority of its members.

Paragraph 1 – The decisions by the Management will be made by majority of votes by the members attending the meeting, being that the Company's President Director has both his own vote and the quality vote.

Paragraph 2 - It will be the responsibility of any member of the Management, except for legal and statutory jurisdictions, to represent the Company Judicially and extra-judicially.

Paragraph 3 – The documents involving the Company's financial responsibility or that exempt third parties for any responsibilities will include the signature of 2 (two) members of the Management, 1 (one) member and 1 (one) attorney-in-fact, or 2 (two) attorneys-in-fact with special powers, within the limits and conditions set forth by the Management.

Paragraph 4 – The Management can also appoint one or more attorneys-in-fact, "ad judicia", or for the specific purpose of endorsing checks for deposits in the Company's bank account; issue payment orders within the limits and conditions set forth by the Management; sign labor contracts and receive on behalf of the Company summons, notices and legal notices.

Article 30 – It is the responsibility of any member of the Management to carry out the tasks that will be set forth for that purpose by the Board of Directors, in addition to exercising the powers granted to same by these Bylaws.

Article 31 – The President Director will be substituted, when temporarily unable, by the Vice-President Director, or if the latter is lacking, by another member of the Management appointed by him/her and in case there is no appointment, by the selection of the other members of the Management.

Section V – The Fiscal Council

Article 32 – The Company will have a non-permanent Fiscal Council, who will carry out the tasks imposed by law and that will only meet upon the request of shareholders representing at least 10% (tem percent) of the shares with voting rights or 5% (five percent)

of the shares without voting rights.

Sole Paragraph - The Fiscal Council will comprise at least 3 (three) and at the most 5 (five) effective members and the same number of substitutes, with a 1 (one) year mandate, elected at the General Meeting which will also set forth their respective remuneration, being their reelection permitted.

Article 33 – In case of vacancy of an effective member position or unavailability of same, the respective substitute shall be called.

Chapter IV – The Fiscal Year

Article 34 – The Fiscal Year will start on January 1st and will end on December 31 of each year. On June 30 and at the end of the year, a Company's balance sheet will be drawn as well as the other Financial Statements provided for by Law n.° 6.404/76 and other standards applicable.

Sole Paragraph – The distribution of income determine don June 30 and December 31 of each year will be made half early or in periods shorter than six months, in case the Board of Directors decides on the distribution of interim dividends, as provided for in these Bylaws, base don a special balance sheet drawn up for that purpose.

Article 35 – As to results, in addition to the specific legal standards, the following rules will be complied with:

I – of the income for the year, the accumulated losses and the provision for income tax will be deduced, resources of which will be used as follows:

a) 5% (five percent) for the creation of a legal reserve, up to the maximum amount provided for by law;

b) 25% (twenty five per cent) for the payment of the mandatory dividend as provided for in Article 202 of Law n.° 6.404/76, and

c) Upon the proposal by the Management, being the Board of Directors' opinion heard, the remaining balance will be distributed to shareholders as approved by the Shareholders' General Meeting.

II – the remaining balance of profits will be fully used as proposed in the financial statements, assuming that same are approved by the General Meeting.

Paragraph 1 – The dividend referred to in clause (b) hereof will not be mandatory in the year where the Management informs to the General Meeting that same is not compatible with the Company's financial situation.

Paragraph 2 – The payment of interest on own capital can be deduced from the amount of

dividends to be paid.

Chapter V – The Liquidation

Article 36 – The Company will be liquidates in the cases provided for by law, and it is the responsibility of the General Meeting to decide the liquidation mode, appoint the liquidating agent, and elect the Fiscal Council that should be in place during the liquidation period.

Chapter VI – Shareholders' Agreement

Article 37 – The Company should comply with all the shareholders' agreements filed in its headquarters, and the Chairmen of General Meeting should deny the recording of votes contrary to the terms of same. The Shareholders' Agreement of Brasiliana Energia S.A., entered on December 22, 2003 is filed in the Company's headquarters.

Chapter VII – The General Provisions

Article 38 – The Company will maintain a private Social Security Plan for its employees.

Article 39 – The holders of the Company's shareholding control will ensure that 1 (one) member of the Company's Board of Directors be elected by its employees, in case the shares same hold are not sufficient to assure such election pursuant to the corporate law, without prejudice to the representation that, in accordance with the same legislation, may be held by the other Company's shareholders, being certain that, once that representation ensured by the corporate law is gained on the part of employees, that obligation should loose effect.

Article 40 – The holders of the Company's shareholding control commit to loyally comply with all the special determinations and obligations provided for by Notice n.° SF/002/99 and the Concession Contract for the Use of a Public Asset for the Generation of Electric Energy signed between the Granting Power and the Company, with the intervening of its controllers.

Article 41 – The Company will be regulated by these Bylaws and by the applicable legislation in force.

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ n° 02.998.609/0001-27
NIRE n° 35300170555
PUBLIC-HELD COMPANY

MINUTE OF THE FISCAL COUNCIL MEETING HELD ON MAY 15, 2003

DATE, TIME AND PLACE: On the 15th of May, 2003, at 05:00 p.m., at the Company's headquarters located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, n° 40, 17th floor - mezzanine. **ATTENDANCE:** all effective members of the Fiscal Council were present, as follows: Afonso Cardoso Ramos Luiz, Pedro Paulo Francisco, João Bosco Braga Garcia, Reginaldo Antonio Ribeiro and Márcio Mancini. **THE TABLE:** the Chairman of the Fiscal Council, Afonso Cardoso Ramos Luiz took a seat and invited me Ana Paula Madureira, to be the Secretary for the meeting. **ORDER OF THE DAY: (a)** Analyze and approve the Quarterly Information Report ("ITR") relating to the first quarter of 2003. **DELIBERATIONS:** the Chairman started the meting with the examination of item **(a)** of the Order of the Day. After the matter was made available for discussion, the members attending the meeting unanimously approved the ITR relating to the first quarter of 2003. The Council Members, Márcio Mancini and Reginaldo Antônio Ribeiro delivered a letter to the Chairman, requesting to discuss again the Loan Agreement entered into in December 2003, by AES Tietê S/A and AES Tietê Empreendimentos Ltda., letter that is attached to these minute. The Chairman recorded the receipt of the referred to letter and after reading the document, requested the other members to examine same, with a view at discussing its contents during the next meeting of this Fiscal Council to be scheduled in order to address the matter. Having no further comments, the Chairman thanked the presence of all, determining these minutes to be transcribed, which after being read and deemed correct, were signed by me, Ana Paula Madureira, Secretary for the Meeting, by the Chairman and the Council Members attending the meeting.

São Paulo, May 15, 2003.

Original document signed by:

Afonso Cardoso Ramos Luiz – Chairman
Ana Paula Madureira - Secretary

Fiscal Council:
Afonso Cardoso Ramos Luiz
João Bosco Braga Garcia
Pedro Paulo Francisco
Márcio Mancini
Reginaldo Antonio Ribeiro

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ n° 02.998.609/0001-27

PUBLIC-HELD COMPANY

MATERIAL EVENT

In compliance with the provisions of CVM Instruction 358/02, the Management of AES Tietê S.A. informs the public that ANEEL, by way of Official Letter # 1035/2003-SFF/ANEEL, approved the First Amendment to The Loan Agreement signed on December 13, 2003 between the Company and AES Tietê Empreendimentos Ltda., in the amount of R$ 70 million. The referred to amendment (i) adjusts the term of the Loan Agreement to a period of up to two years, to be amortized with the first resources, and all subsequent ones, arising from any form of remuneration to the lawful shareholders of AES Tietê Empreendimentos; (ii) reinforces the guarantee offered, which consists of the distribution of dividends, interest on capital or any other form of remuneration to shareholders, authorizing the Company to an early retainer of such remunerations until the final amortization of that agreement; (iii) it interest of 12% a year and a 2% fine in case of default; (iv) the other clauses of the referred to Loan Agreement remain unchanged.

São Paulo, July 15, 2003

Original document signed by:

Paulo Roberto Dutra – Investor Relations Director

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ nº 02.998.609/0001-27

PUBLIC-HELD COMPANY

ERRATA

On the Material Event published yesterday (07/16/2003) in this newspaper, **where it reads**: " ... approved the entering into of the First Amendment to the Loan Agreement signed on December 13, 2003", **it should read** " ... approved the entering into of the First Amendment to the Loan Agreement signed on December 13, **2002** ".

São Paulo, 17 julho de 2003.

Original document signed by:

Paulo Roberto Dutra – Investor Relations Director

FREE TRANSLATION OF:

AES TIETÊ S.A.

PUBLIC-HELD COMPANY
CNPJ nº 02.998.609/0001-27
NIRE nº 35.300.170.555

MINUTE OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 12, 2003

DATE, TIME AND PLACE: On August 12, 2003, at 03:00 p.m., at the Company's headquarters, located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, nº 40, 17th floor, Mezzanine. **ATTENDANCE:** the majority of the effective Board Members was present, as follows: Mark Eugene Green, Demóstenes Barbosa da Silva, Steven Patrick Clancy and Wilson Marques de Almeida. Mr. Márcio Luciano Mancini, member of the Fiscal Council was also present. **THE TABLE:** due to the absence of Mr. Paul Hanrahan, Chairman of the Company's Board of Directors, Mr. Demóstenes Barbosa da Silva, member of the Board of Directors, took a seat as Chairman of the Meeting, and invited me, Sílvia Maria Ribeiro Lopes, to be the secretary for the meeting, proceeding to read the items included in the Order of the Day. **ORDER OF THE DAY: (a)** Analysis of the Financial Statements for the 1st semester of 2003, with the purpose of deciding on the distribution of dividends relating to the period; **(b)** approval of the Company's Job and Salary Plan; **(c)** Renounce of two members of the Board of Directors: (i) Mr. Evgeny Romanov and (ii) Mr. José Maria Junqueira Sampaio Meirelles; **(d)** Renounce of Mr. João Carlos Pelicer, Company's Statutory Director in the period between 03/02/01 and 04/30/03; **(e)** Ratification of the 1st Amendment Term to the Loan Agreement entered into by AES Tietê Empreendimentos Ltda. and AES Tietê S/A, December/2002; **(f)** Ratification of the liquidation of Company's operations at MAE – Mercado Atacadista de Energia (Whole Energy Market); and **(g)** other matters of the interest of the Company. **DELIBERATIONS:** The Chairman started the meeting and before analyzing the items included in the Order of the Day, invited Mr. Paulo Roberto Dutra, Finance and Investor Relations Director, to make some considerations regarding item "a" of the Order of the Day that refers with the analysis of the Financial Statements relating to the 1st Semester of 2003, with an aim at deciding on the distribution of dividends relating to that period. Mr. Paulo Roberto Dutra made some clarifications on the Financial Statements presented, and informed the Board Members that there is no specific proposal by the Management for the distribution of dividends. The Board Members analyzed the Financial Statements for the 1st Semester of 2003 and as the matter was made available for discussions, the Board Members attending the meeting unanimously approved item "a" of the Order of the Day, as follows: pay the minimum mandatory dividends, pursuant to Art. 202 of the Brazilian Corporate Law nº 6.404/76 and Art. 34, I, clause "b" of the Company's Bylaws, in the amount of R$0.134064 per of 1,000 common shares and R$0.147471 per of 1,000 preferred shares, of the net income accumulated until June 30, 2003, free from withholding income tax, in accordance with article 10 of Law 9249/95. It was also clarified that the dividends due to

the controlling shareholder - AES Tietê Empreendimentos Ltda. – would be retained at the Company for the payment of a Loan Contract signed on December 2002, pursuant to the provisions of the 1st Amendment Term to the Loan Contract, item (e) of the Order of the Day.

Continuing the meeting the Chairman went on to the examination of item "b" da Order of the Day. At that time, Board Member Wilson Marques, representative of the Company's employees requested clarification on the method used for the determination of salaries and the market research carried out, as well as noted that the Job and Salary Plan to be applied should comply with the concepts pre-established in the Collective Labor Agreement for 2002/2004 and, also recommended that the management should promote a presentation of the referred to Plan to the Union and workers. The Chairman clarified that the Job and Salary Plan will be operated in compliance with the Collective Labor Agreement, prevailing all conditions of same, and if there is a need for adjusting it, all changes to be implemented will be submitted to the approval of this Board of Directors. Once the matter was made available for discussion, the Directors attending the meeting unanimously approved item "b" of the Order of the Day.

As to item "c" of the Order of the Day, the Directors caused to include the renounce of Mr. Evgeny Romanov and Mr. José Maria Junqueira Sampaio Meirelles, previously elected as members of this Board of Directors. Mr. Evgeny Romanov and Mr. José Maria Junqueira Sampaio Meirelles presented their renounce by way of correspondence forwarded to the Company, dated 04/15/03 and 06/18/03, respectively. The Directors also stated the renounce of Mr. Mark Stuart Fitzpatrick and Mr. Rahul Ramesh (Sonny) Lulla to their positions as members of this Board of Directors as previously elected, and those renounces will be ratified at Company's General Meeting. The abovementioned board member positions will remain vacant until the General Meeting to be called for by the Chairman of this Board of Directors is held.

Continuing the meeting, the Chairman went on to the examination of item "d" of the Order of the Day, to cause to include the renounce of Mr. João Carlos Pelicer, previously elected for the job of statutory director, without any specific designation, who presented his denounce by way of a letter dated 04/30/03, being certain that the referred to job will remain vacant until the Board of Directors decides to fulfill same.

As to item "e", the Board Members unanimously approved and ratified the signing of the 1st Amendment Term to the Loan Agreement entered into between AES Tietê Empreendimentos Ltda. and AES Tietê S/A on 07/14/03.

Before deciding on item "f" of the Order of the Day, the Chairman made some comments on the referred to item, clarifying the terms for the liquidation of the Company's operations at MAE in the period between September 2000 and September 2002. After the matter was made available for discussion, the Board Members unanimously approved the terms of the referred to liquidation, being the Company Management authorized to proceed with the negotiations regarding the amount still pending payment, with the respective creditors of said operations. Then the Chairman asked if any Director had something to add on other matters of the interest of the Company. At that time, Board Member Wilson Marques de Almeida registered the signature of the 2nd Amendment to the Collective Agreement of 2002/2004, pointing out that same had been approved by all Company employees, and also showed appreciation to the negotiations that took place with the Company's Management. Having no further comments, the Chairman thanked for the attendance of all, determining that these minutes be transcribed, which after been read and deemed correct were signed by

me, Sílvia Maria Ribeiro Lopes, Secretary for the Meeting, and by the Chairman of the meeting and the board members attending the meeting.

São Paulo, August 12, 2003.

Original document signed by:

Demóstenes Barbosa da Silva – Chairman
Sílvia Maria Ribeiro Lopes – Secretary

Board of Directors

Mark Eugene Green - Vice-President
Demóstenes Barbosa da Silva - Board Member
Steven Patrick Clancy - Board Member
Wilson Marques de Almeida - Board Member

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ N.° 02.998.609/0001-27 – NIRE 35.300.170.555
PUBLIC-HELD COMPANY

NOTICE TO SHAREHOLDERS

We inform shareholders that this Company, by decision in a Board of Directors' meeting held on 08/12/2003 at 03:00 p.m. in its headquarters located at Praça Professor José Lannes, 40, 17th floor Mezzanine in the City of São Paulo, State of São Paulo, unanimously approved the distribution of minimum mandatory dividends relating to the year in course, as provided for by Art. 202 of the Brazilian Corporate Law and Art. 34, I, clause "b" of the Company's Bylaws to shareholders bearers of shares on the base date of 08/13/2003, as follows:

1) Dividend in the amount of R$0.134064 per 1,000 common shares and R$0.147471 per 1,000 preferred shares of the accumulated net inome until June 30, 2003, free of withholding income tax – IRRF, pursuant to article 10 of Law n° 9,249/95

2) Instructions as to the credit of dividends:
2.1- Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.
2.2- For those shareholders whose registration does not include their inscription in the Taxpayer Registry - CPF/CNPJ number, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" Company Service Division – Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – Sao Paulo – SP.
2.3- Shareholders using fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.
2.4- The payment of dividends will be made as from April 26, 2005.

3) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st Floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasilia	SCS Quadra 3 Ed. Dnª. Angela Ground Floor

São Paulo, August 12, 2003.

Original Document signed by:
Paulo Roberto Dutra - Investor Relations Director

FREE TRANSLATION OF:

ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.
CNPJ N° 61.695.227/0001-93
PUBLIC-HELD COMPANY

AES ELPA S.A
CNPJ N° 01.917.705/0001-30
PUBLIC-HELD COMPANY

AES Sul Distribuidora Gaúcha de Energia S.A.
CNPJ N° 02.016.440/0001-62
PUBLIC-HELD COMPANY

AES Tietê S.A.
CNPJ N° 02.998.609/0001-27
PUBLIC-HELD COMPANY

Energia Paulista Participações S.A.
CNPJ N° 04.128.563/0001-10
PUBLIC-HELD COMPANY

MATERIAL EVENT

A AES ELPA S.A. ("ELPA"), Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo"), AES Tietê S.A. ("Tietê"), AES Sul Distribuidora Gaúcha de Energia S.A. ("AES Sul") and Energia Paulista Participações S.A. ("Energia Paulista") pursuant to CVM Instruction 358, of January 3, 2002, communicate the following: The AES Corporation ("AES Corp.") and some of its controlled companies, amongst which are the companies listed above (the "AES Group") and Banco Nacional de Desenvolvimento Econômico Social – BNDES ("BNDES") entered on this date into a Memorandum of Understandings ("MOU") regarding the restructuring of debts arising from the acquisition of common and preferred shares of Eletropaulo by ELPA and AES Transgás Empreendimentos Ltda. ("Transgás"). The implementation of this restructuring, purpose of the MOU is subject to certain conditions summarized below. The restructure provides for the creation of a new company with a specific purpose, temporarily named "Novacom", capital of which is shared amongst the AES Group and BNDES. Novacom will consolidate interest held directly and indirectly by AES Corp. at Eletropaulo, Tietê and AES Uruguaiana Ltda ("Uruguaiana" and together with Eletropaulo and Tietê, the "Companies"). The interest help at AES Sul may also become a part of Novacom at the discretion of BNDES. The BNDES' interest in the capital of Novacom will materialize by way of the conversion of credits in the approximate amount of US$600 million, corresponding to 50% of the addition of the total current value of the debts of ELPA and Transgás with the BNDES system. The balance of the debt will be object of a payment by AES Corp. in the amount of US$60 million subsequent to the implementation of the restructuring. The remaining balance of US$540 million will be paid by Novacom upon the issue of debentures convertible into shares, bound to the exchange variation and subject to an interest rate of 9% a year. The debentures will be guaranteed by the total amount of shares of the Companies owned by AES Corp. The term for payment of the debentures will be defined timely by the parties and should vary between 10 and 12 years. The parties should also agree on the average term of amortization and the grace period. The definition of these terms and conditions will consider the ability of Novacom to generate cash, added by a reasonable safety margin. The capital of Novacom will be made up exclusively of common shares. The AES Group, the controlling shareholder of Novacom (pursuant to rules to be defined in the shareholders' agreement) will

hold 50% plus one common share of Novacom, while BNDES will hold 50%, less one common share. Novacom will be managed by a Board of Directors that will comprise 5 members, 3 of which will be appointed by the AES Group and the other 2 by BNDES; and by a Management that will have 2 directors appointed by the AES Group. The implementation of the restructuring is subject to prior economic-financial and operating assessment, amongst other definitions, result of which should be satisfactory to BNDES, to the granting of the necessary approvals by the creditors of the AES Group, Agência Nacional de Energia Elétrica – ANEEL and to the negotiation and entering into agreements satisfactory to the parties. It is the intention of the companies undersigning this Material Event to immediately proceed with the disclosure, pursuant to CVM Instruction 358, when there are concrete facts regarding the aforementioned restructuring.

São Paulo, September 8, 2003

Original document signed by:

Andrea Cristina Ruschmann – Investor Relations Director - ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.

Paulo Roberto Dutra – Investor Relations Director - Energia Paulista Participações S.A.

Paulo Roberto Dutra – Investor Relations Director – AES Tietê S.A.

Andrea Cristina Ruschmann – Investor Relations Director - AES ELPA S.A.

Kerry Yeager – Investor Relations Director - AES Sul Distribuidora Gaúcha de Energia S.A.

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF nº 02.998.609/0001-27
NIRE 35.300.170.555
PUBLIC-HELD COMPANY

MINUTE OF THE MEETING OF THE FISCAL COUNCIL
HELD ON OCTOBER 8, 2003

DATE, TIME AND PLACE: on the 8th of October, 2003, at 10:00 a.m., at the Company's headquarters, in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. **ATTENDANCE:** all members of the Fiscal Council attended the meeting as follows: Afonso Cardoso Ramos Luiz, Pedro Paulo Francisco, João Bosco Braga Garcia, Reginaldo Antonio Ribeiro and Márcio Mancini.
THE TABLE: the Chairman of the Fiscal Council, Afonso Cardoso Ramos Luiz, took a seat and invited me, Renata de Castro Esposto Arakawa, to be the secretary for the meeting. **ORDER OF THE DAY:** (a) give an opinion on the dividend payment deliberated by the Board of Directors in a meeting held on August 12, 2003; (b) analyze Official Letter # 1432/2003 – SFF/ANEEL by Agência Nacional de Energia Elétrica, relating to the Loan Agreement entered between the Company and AES Tietê Empreendimentos Ltda. on December 13, 2002, and its respective Amendment entered into on July 14, 2003; and (c) other matters of the interest of the Company. **DELIBERATIONS:** The Chairman started the meeting, making item (a) of the Order of the Day available for discussion, in order to allow the Council members to give an opinion on the dividend payment deliberated by the Board of Directors in a meeting held on August 12, 2003. After analyzing the matter the Council Members unanimously gave a favorable opinion on the dividend payment decided on by the Board of Directors on the meeting held on August 12, 2003, since the balance sheet based on which the referred decision was made was recorded in accordance with the fundamental accounting principles and therefore the dividend payment was carried out in compliance with such principles. It was also verified that the dividend payment was carried out in compliance with the provisions of the Company's Bylaws and the legislation applicable to the matter. Also in regards to item (a) of the Order of the Day, the Council Members analyzed the spreadsheet where the amount of R$4,944,249.82 (four million, nine hundred and forty four thousand, two hundred and forty nine reais and eighty two cents) was distributed as dividends by the Company to AES Tietê Empreendimentos Ltda., which was retained by the Company and used to pay a portion of the debt of AES Tietê Empreendimentos Ltda. to the Company, according to a Loan Agreement entered into on December 13, 2002 and its respective Amendment entered into on July 14, 2003. Going on to item (b) of the Order of the Day, the Council Members analyzed Official Letter # 1432/2003 – SFF/ANEEL by Agência Nacional de Energia Elétrica - ANEEL, related to the Loan Agreement entered between the Company and AES Tietê Empreendimentos Ltda. on December 13, 2002 and its respective Amendment entered into on July 14, 2003. After the analysis of the terms of Official Letter 1432/2003 – SFF/ANEEL, where it can be seen that the appeal filed by the Company regarding the matter is still being analyzed by ANEEL, the members attending the meeting, unanimously decided to follow up on the next pronouncements by ANEEL on that Loan Agrement. Going on to item (c) of the Order of the Day, the Chairman presented a proposal that, during the next meeting of the Fiscal

Council to be scheduled, the Council members should discuss and set forth the dates of the ordinary Meetings of the Fiscal Council where the Company's Quarterly Information Reports should be analyzed, which all Council Members attending the meeting agreed to. Having no further statements, the Chairman thanked for the attendance of all and determined that these minutes be transcribed, which after read and deemed as correct by all, were signed by me, the Secretary for the Meeting, by the Chairman and the Council members present.

São Paulo, October 8, 2003.

Original document signed by:

Afonso Cardoso Ramos Luiz – Chairman
Renata de Castro Esposto Arakawa - Secretary

Fiscal Council:

Afonso Cardoso Ramos Luiz
João Bosco Braga Garcia
Pedro Paulo Francisco
Márcio Mancini
Reginaldo Antonio Ribeiro

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ/MF n° 02.998.609/0001-27
NIRE 35.300.170.555
PUBLIC-HELD COMPANY

MINUTE OF THE BOARD OF DIRECTORS' MEETING HELD ON OCTOBER 24, 2003

DATE, TIME AND PLACE: On the 24th of October, 2003, at 12:00 a.m., at the company's headquarters, located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. **ATTENDANCE:** the majority of the effective members of the Board of Directors was present: Mark Eugene Green, Demóstenes Barbosa da Silva, Andrea Cristina Ruschmann and Wilson Marques de Almeida, also present were Mr. Pedro Paulo Francisco, Mr. João Bosco Braga Garcia, Mr. Reginaldo Antonio Ribeiro and Mr. Márcio Luciano Mancini, members of the Company's Fiscal Council, and Mr. Paulo Roberto Dutra, the Company's Finance and Investor Relations Director, as well as Alessandra Quagliuolo Marinheiro, a Company's Director. **THE TABLE:** due to the absence of Mr. Paul Hanrahan, Chairman of the Company's Board of Directors, Mr. Demóstenes Barbosa da Silva, a member of the Board of Directors, took a seat as Chairman of the Meeting, and invited me, Sílvia Maria Ribeiro Lopes, to be the secretary for the meeting, proceeding to read the items included in the Order of the Day. **ORDER OF THE DAY:** **(a)** approve the extension of the Energy Purchase and Sale Bilateral Contract entered into with Eletropaulo Metropolitana Eletricidade de São Paulo S.A.; **(b)** get acquainted with the terms of the negotiation with Agência Nacional de Energia Elétrica – ANEEL regarding the quotas of the Itaipu electric energy; **(c)** get acquainted with the terms and conditions of the agreement to be signed with the Company's creditors in the MAE – Mercado Atacadista de Energia (Energy Wholesale Market), relating to the liquidation of the electric energy operations during the period between September 2000 and September 2002; **(d)** analyze the proposal by the Management regarding the distribution, based on dividends, of the remaining balance from the net income determined in the Company's Balance Sheet as of June 30, 2003; and **(e)** other matters of the company's interest. **DELIBERATIONS:** The Chairman started the meeting and before starting to examine the items included in the Order of the Day, he pointed out the presence of the members of the Fiscal Council, pursuant to the provisions of art. 163, § 3 of the Corporate Law, since the proposal by the Management included in item "d" of the Order of the Day, for the distribution of dividends is a matter which the members of the Fiscal Council should issue an opinion on. Starting the analysis of item "a" of the Order of the Day, that deal with the approval for the extension of the Energy Purchase and Sale Bilateral Contract entered into with Eletropaulo Metropolitana Eletricidade de São Paulo S.A, the Chairman invited Director Alessandra Quagliuolo Marinheiro to make a presentation of the terms and conditions of the referred to instrument. Subsequent to the presentation, the shareholders attending the meeting unanimously approved the entering into the 2nd Amendment to the Energy Purchase and Sale Bilateral Contract with Eletropaulo Metropolitana Eletricidade de São Paulo S.A, and the Management of the Company was authorized to enter all and any instruments and carry out all actions necessary or convenient to enter into the instrument approved hereunder, as well as to conclude the submission of the request for prior authorization by Agência Nacional de

Energia Elétrica – ANEEL. Continuing the meeting, and following the request by Board Member Andrea Cristina Ruschmann, the Chairman went on with item "d" of the Order of the Day, which deals with the analysis of the proposal by the Management to distribute, based on dividends, the balance remaining from the net income determined in the Company's Balance Sheet as of June 30, 2003, inviting the Director Paulo Roberto Dutra to proceed with the presentation relating to the matter. Subsequent to the analysis of the company's economic-financial data for the first semester of 2003, and the projections by the Management regarding the result for the 3rd quarter, the distribution of dividends was approved by way of favorable voting by the majority of the board members attending the meeting, except for the negative vote by board member Wilson Marques, representative of the Company's employees, as follows: pay dividends in compliance with Art. 33, sole paragraph of the Company's Bylaws, in the amount of R$0.402192 per 1,000 common shares and R$0.442411 per 1,000 preferred shares from the remaining balance of the net income determined in the Company's Balance Sheet as of June 30, 2003, free of Withholding Income Tax (IRRF), pursuant to article 10 of Law nº 9.249/95. It was also clarified that the dividends due to the controlling shareholder, AES Tietê Empreendimentos Ltda., will be retained at the company for the payment of a Loan Agreement entered into in December of 2002, in accordance with the 1st Amendment Term to the Loan Agreement. Moving on to item "b" of the Order of the Day, the Chairman presented clarifications as to the negotiation with Agência Nacional de Energia Elétrica – ANEEL regarding the quotas of Itaipu electric energy, pointing out that the agreement ongoing negotiation, once entered into, should solve the present and future problems of the Company regarding the pass-through of the Itaipu electric energy quotas to distributors. Once the matter was clarified, the Board of Directors authorized the management to carry out all actions necessary or convenient to the continuity of same. Before making a decision on the matter regarding item "c" of the Order of the Day, upon which the terms and conditions of the agreement to be signed with the Company's creditors in MAE, relating to the liquidation of the electric energy operations during the period between September 2000 and September 2002, would be known, the Chairman passed the floor to Director Alessandra Quagliuolo Marinheiro, who presented her considerations regarding the referred to item. After the matter was made available for discussion, the board members became aware of the negotiations and authorized the management to carry on with the negotiations with the Company creditors. Then, the Chairman passed the floor to whomever would like to express an opinion on other matters of the company's interest (item "e" of the Order of the Day) and having no further matters to discuss, the Chairman thanked everyone for their attendance, determining that these minutes be transcribed, which after read and deemed correct, was signed by me, Sílvia Maria Ribeiro Lopes, Secretary for the Meeting, by the Chairman and the board members attending the meeting.

São Paulo, October 24, 2003.

Original document signed by:
Demóstenes Barbosa da Silva – Chairman
Sílvia Maria Ribeiro Lopes – Secretary
Board of Directors:
Mark Eugene Green - Vice-President
Demóstenes Barbosa da Silva - Board Member
Andrea Cristina Ruschmann - Board Member
Wilson Marques de Almeida - Board Member

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27
NIRE 35.300.170.555
PUBLI-HELD COMPANY

NOTICE TO SHAREHOLDERS

We inform shareholders that this Company, by decision of its Board Members, in a Board of Directors' meeting held on 10/24/2003 at 12:00 a.m., in its headquarters located at Praça Professor José Lannes, 40, 17th floor, mezzanine, in the City of São Paulo, State of São Paulo, approved by way of favorable voting of the majority of members attending the meeting, the proposal by the Management for the distribution of dividends of the remaining balance of the net income determined in the Company's Balance Sheet as of June 30, 2003, as provided for in Art. 33, sole paragraph of the Company's Bylaws to shareholders on November 5, 2003, as follows:

1) Dividend in the amount of R$0.402192 per 1,000 common shares R$0,442411 per 1,000 preferred shares, of the remaining balance of the net income determined in the Balance Sheet as of June 30, 2003, free of withholding income tax – IRRF, pursuant to article 10 of Law 9,249/95.

2) Instructions as to the credit of dividends:

2.1- Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.

2.2- For those shareholders whose registration does not include their inscription in the Taxpayer Registry - CPF/CNPJ number, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" (Company Service Division) at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

2.3- Shareholders users of fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.

2.4- The payment of dividends will be made as from November 6, 2003.

3) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela - Ground floor

4) Dividends to be paid to the controlling shareholder AES Tietê Empreendimentos Ltda. will be retained at the Company for the payment of the Loan Agreement signed in December 2002, pursuant to the provisions of the 1st Amendment Term to the Loan Agreement.

São Paulo, October 24, 2003.

Original document signed by:
Paulo Roberto Dutra – Investor Relations Director

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

ERRATA

In the Notice to Shareholders published on 10/25/03 in the Official Gazette of the State of São Paulo, and in the Newspaper Gazeta Mercantil on 10/27/03, **where it read**: "2.4- The payment of dividends will be made as from November 6, 2003", **it should read**: "2.4- The payment of dividends will be made as from November **14**, 2003".

São Paulo, October 27, 2003.
AES TIETÊ S.A.

Original document signed by:

Paulo Roberto Dutra
Investor Relations Director

FREE TRANSLATION OF:

AES TIETÊ S.A.
PUBLIC-HELD COMPANY
CNPJ/MF nº 02.998.609/0001-27
NIRE 35.300.170.555

MINUTE OF THE FISCAL COUNCIL MEETING
HELD ON NOVEMBER 4, 2003

DATE, TIME, PLACE: on the 4th of November, 2003, at 10:00 a.m., at the company's headquarters, in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. ATTENDANCE: all the effective members of the Fiscal Council were present, as follows: Afonso Cardoso Ramos Luiz, Pedro Paulo Francisco, João Bosco Braga Garcia, Reginaldo Antonio Ribeiro and Márcio Mancini. Mr. Maurício Caobianco de Freitas, the Company's Representative invited to participate in the meeting, was also present. THE TABLE: the Chairman of the Fiscal Council, Afonso Cardoso Ramos Luiz, took a seat and invited me, Renata de Castro Esposto Arakawa, to be the secretary for the meeting. ORDER OF THE DAY: (a) analyze the Quarterly Information (ITR) regarding the third quarter of 2003; as well as (b) other matters of the Company's interest. DELIBERATIONS: the Chairman of the meeting announced the beginning of the meeting, releasing for discussion item "a" of the Order of the Day, causing the Members of the Fiscal Council to analyze the company's ITR relating to the third quarter of 2003. Subsequent to the analysis of the Quarterly Information Report relating to the third quarter of 2003, and the accompanying Independent Accountants' Report and clarifications as provided for by Mr. Maurício Caobianco de Freitas in regards to those documents, the members of the Fiscal Council, unanimously declared not to aware of any events that might substantially affect the Company's Quarterly Information Reports (ITR) relating to the third quarter of 2003. Then, the Chairman of the Meeting passed the floor on to those willing to mention any other matters of the Company's interest (item "b" of the Order of the Day) and having no further matters to be discussed he thanked for the attendance of all members, ordering that these be drawn up and signed by me, the Secretary for the Meeting, the Chairman of the Meeting and those Council Members attending the meeting.

São Paulo, November 4, 2003.

Original document signed by:

Afonso Cardoso Ramos Luiz - Chairman of the Meeting
Renata de Castro Esposto Arakawa - Secretary for the Meeting
Afonso Cardoso Ramos Luiz
João Bosco Braga Garcia
Pedro Paulo Francisco
Márcio Mancini
Reginaldo Antonio Ribeiro

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ/MF nº 02.998.609/0001-27
NIRE 35.300.170.555
PUBLIC-HELD COMPANY

MINUTE OF THE BOARD OF DIRECTORS' MEETING HELD ON NOVEMBER 28, 2003

DATE, TIME AND PLACE: On the 28th of November, 2003, at 11:00 a.m., at the company's headquarters, located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. **ATTENDANCE:** the majority of the effective members of the Board of Directors was present: Mark Eugene Green, Demóstenes Barbosa da Silva, Andrea Cristina Ruschmann and Wilson Marques de Almeida, also present were Mr. Pedro Paulo Francisco, Mr. João Bosco Braga Garcia, Mr. Reginaldo Antonio Ribeiro and Mr. Márcio Luciano Mancini, members of the Company's Fiscal Council, and Mr. Paulo Roberto Dutra, Finance and Investor Relations Director. **THE TABLE:** due to the absence of Mr. Paul Hanrahan, Chairman of the Company's Board of Directors, Mr. Demóstenes Barbosa da Silva, a member of the Board of Directors, took a seat as Chairman of the Meeting, and invited me, Sílvia Maria Ribeiro Lopes, to be the secretary for the meeting, proceeding to read the items included in the Order of the Day. **ORDER OF THE DAY: (a)** approve the payment of interest on capital, at Long-Term Interest Rates (TJLP); **(b)** approve the call for an Extraordinary Shareholders' Meeting; and **(c)** other matters of the company's interest. **DELIBERATIONS:** The Chairman started the meeting and before starting to examine the items included in the Order of the Day, he pointed out the presence of the members of the Fiscal Council, pursuant to the provisions of art. 163, § 3 of the Corporate Law, since the proposal by the Management to pay interest on capital is included in item "a" of the Order of the Day, a matter that is subject to the opinion of the Fiscal Council Members. Starting the analysis of item "a" of the Order of the Day, the Chairman invited the Director Paulo Roberto Dutra to make the presentation regarding the approval of the payment of interest on capital at Long-Term Interest Rates (TJLP). Subsequent to the analysis of the company's economic-financial data for the third quarter of 2003, the payment of interests on capital to the company's shareholders was

unanimously approved by the members attending the meeting, pursuant to the provisions of article 9 of Law n° 9.249/95 and the CVM Resolution 207/96, corresponding to the amount of R$45,500,000.00 (forty five million and five hundred thousand reais), being as follows pay interest on capital in the amount of R$0.463274 per 1,000 common shares and R$0.509602 per 1,000 preferred shares. The interest on capital approved as per that decision will be paid as from 12/15/03 and the shares issued by the Company should be negotiated "ex" interest on capital as from 12/05/03. Withholding income tax should be bear on the amount of interest on capital, at the rate of 15%, except for those shareholders who are exempted. The value of interest on capital, net of income tax, will be included in the mandatory dividends for the year of 2003, as provided for in § 7 of article 9 of Law # 9.249/95 and the CVM Decision 207/96. It was also clarified that the amounts due to the controlling shareholder, AES Tietê Empreendimentos Ltda., will be retained at the company for the payment of the Loan Agreement entered into on December 13, 2002, in accordance with the 1st Amendment Term to the Loan Agreement, entered into on July 14, 2003. Passing on to item "b" of the Order of the Day, the board members attending the meeting unanimously approved the call for a Extraordinary Shareholders' Meeting to be held on December 16, 2003, at 11:00 a.m., in order to decide on the following Order of the Day: (i) election of new Board of Directors members; and (ii) re-ratification of the procedures adopted at the incorporation, by the Company, of AES Gás Empreendimentos Ltda., as well as the respective Protocol, with a view at meeting the determination included in Agência Nacional de Energia Elétrica – ANEEL Dispatch # 327, of 06.04.2003, provided that until the date of the Extraordinary Shareholders' Meeting called, ANEEL is able to express an official opinion before the company on how to comply with the referred to determination. Then, the Chairman if someone would like to express an opinion on other matters of the company's interest (item "c" of the Order of the Day) and having no other matters to discuss, the Chairman thanked everyone for their attendance, determining that these minutes be transcribed, which after read and deemed correct, was signed by me, Sílvia Maria Ribeiro Lopes, Secretary for the Meeting, by the Chairman and the board members attending the meeting.

São Paulo, November 28, 2003.

Original document signed by:

Demóstenes Barbosa da Silva – Chairman
Sílvia Maria Ribeiro Lopes – Secretary

Board of Directors

Mark Eugene Green - Vice-Chairman
Demóstenes Barbosa da Silva - Board Member
Andrea Cristina Ruschmann - Board Member
Wilson Marques de Almeida - Board Member

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27
NIRE 35.300.170.555
PUBLIC-HELD COMPANY

NOTICE TO SHAREHOLDERS

We inform shareholders that this Company, by decision of its Board Members, in a Board of Directors' meeting held on 11/28/2003 at 11:00 a.m., at its headquarters located at Praça Professor José Lannes, 40, 17th floor, mezzanine, in the City of São Paulo, State of São Paulo, approved the payment of interest on capital in the amount of R$45,500,000.00 (forty five million and five hundred thousand reais) referring to the accumulated net income until September, 30 2003. Thus, the Company will make payments as follows:

1) Amounts to be paid per 1,000 shares:

Common shares:	R$0.463274
Preferred shares:	R$0.509602

2) The referred to payment will be made to shareholders on the date of December 4, 2003.

3) Payments will be made as from December 15, 2003.

4) Dividends due to the controlling shareholder AES Tietê Empreendimentos Ltda. will be retained at the Company for the payment of the Loan Agreement signed in December 2002, pursuant to the provisions of the 1st Amendment Term to the Loan Agreement.

5) Instructions as to the credit of the referred to payment:

5.1- Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.

5.2- For those shareholders whose registration does not include their inscription in the Taxpayer Registry - CPF/CNPJ number, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" (Company Service Division) at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

5.3- Shareholders users of fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.

6) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement

Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela - Ground floor

São Paulo, November 28, 2003.

Original Document signed by:
Paulo Roberto Dutra – Investor Relations Director

FREE TRANSLATION OF:

AES Tietê S.A.
CNPJ nº 02.998.609/0001-27
PUBLIC-HELD COMPANY

CLARIFICATION

In regards to the payment of dividends and interest on capital to the shareholders of **AES Tietê S.A.**, the company has information as follows:

1) AES Tietê S.A. is a company controlled by AES Tietê Empreendimentos Ltda., who holds 62% of its voting capital and 14% of the non-voting capital, amounting to 38%of its total capital.

AES Tietê Empreendimentos Ltda. is a Brazilian company with head quarters in Sao Paulo, Registered with the Corporate Taxpayer Registry CNPJ under number 02.670.218/0001-89.

2) On December 13, 2002, **AES Tietê S.A.** signed a loan agreement with AES Tietê Empreendimentos Ltda. in the amount of R$ 70 million. That agreement was amended on July 14, 2003 and its final conditions provide for payment in a 2-year term, bearing as a guarantee the resources arising from the distribution of profits of **AES Tietê S.A.**

The loan agreement was authorized by the competent bodies, including prior authorization by Agência Nacional de Energia Elétrica – ANEEL and features in all the Company's Financial Statements published since December 2003, having also been the object of a "Relevant Fact" published on July 15, 2003.

All the minutes of the Board of Directors' meetings of **AES Tietê S.A.** that approved the distribution of profits were published in large circulation newspapers, and mention the retention at the Company itself, of the amounts due to AES Tietê Empreendimentos Ltda. for the payment of the loan agreement.

3) AES Tietê S.A. had net income of R$ 55.4 million in the first half year of 2003. On August 12, 2003, pursuant to its Bylaws, the Company's competent bodies decided for the payment of 25% of the dividends referring to the net profit determined for the 1st semester of 2003, in the amount of R$ 13.2 million.

The non-distribution of the 75% remaining was due to the Company's conservative position that understood it to be convenient to await a clearer definition of the Brazilian macroeconomic scenario.

On October 24, 2003, since there was no longer the risk of change in the macroeconomic scenario that might justify the non-distribution of the remaining 75%, **AES Tietê S.A.** decided for the payment of those dividends in the amount of R$ 39.5 million.

4) In the 3rd quarter of 2003, **AES Tietê S.A.** presented a net income of R$ 72.1 million, totaling thus an accumulated income, until September 30, 2003 of R$ 127.5 million. Based on these results, on November 28, 2003, **AES Tietê S.A.** decided for the payment of interest on capital in the amount of R$ 45.5 million to its shareholders.

5) Due to its participation in the capital of AES **Tietê S.A.,** AES Tietê Empreendimentos Ltda. was entitled to R$ 36.8 million of the total of R$ 98.2 million paid as dividends and interest on capital. The amount due to AES Tietê Empreendimentos Ltda. was used to amortize the above mentioned loan agreement.

6) On September 30, 2003 **AES Tietê S.A.** held a balance of R$ 207.6 million in cash.

São Paulo, December 9, 2003

AES Tietê S.A.

FREE TRANSLATION OF:

ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.
CNN N°61.695.227/0001-93
PUBLIC-HELD COMPANY

AES ELPA S.A.
CNPJ N°01.917.705/0001-30
PUBLIC-HELD COMPANY

AES Sul Distribuidora Gaúcha de Energia S.A.
CNPJ N° 02.01 6.440/0001-62
PUBLIC-HELD COMPANY

AES Tietê S.A.
CNPJ N°02.998.609/0001-27
PUBLIC-HELD COMPANY

Energia Paulista Participações S.A.
CNPJ N°04.128.563/0001-10
PUBLIC-HELD COMPANY

MATERIAL EVENT

AES ELPA S.A. ("ELPA"), Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo"), AES Tietê S.A., AES Sul Distribuidora Gaúcha de Energia S.A. and Energia Paulista Participações S.A. pursuant to the provisions of CVM Instruction *358*, of January 3, 2002, communicate the following:

AES Corporation and some of its controlled companies, amongst which the companies listed above, and Banco Nacional de Desenvolvimento Econômico Social — BNDES mutually agreed on this date, to extend until December 22, 2003, the validity term of the Memorandum of Understandings signed on September 8 of the current year, relating to the restructuring of the debts arising from the acquisition of common and preferred shares of Eletropaulo by ELPA and AES Transgás Empreendimentos Ltda.

It is the intention of the companies undersigning this Relevant Fact, when there is concrete information regarding that restructuring to proceed with its immediate disclosure, pursuant to the terms of CVM Instruction 358.

São Paulo, December 15, 2003.

Original document signed by:

Andrea Cristina Ruschmann – Investor Relations Director - ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.

Paulo Roberto Dutra – Investor Relations Director - Energia Paulista Participações S.A.

Paulo Roberto Dutra – Investor Relations Director - AES Tietê S.A.

Andrea Cristina Ruschmann – Investor Relations Director - AES ELPA S.A.

Kerry Yeager – Investor Relations Director - AES Sul Distribuidora Gaúcha de Energia S.A.

FREE TRANSLATION OF:

AES TIETÊ S.A.
PUBLIC-HELD COMPANY
CNPJ/MF n.° 02.998.609/0001-27
NIRE 35.300.170.555

MINUTE OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON DECEMBER 16, 2003

DATE, TIME AND PLACE: On the 16th of December, 2003, at 11:00 a.m., at the company's headquarters located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. **CALL**: Call notice published in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), on the 29th of November, 02 and 03 of December 2003 and on the newspaper "Gazeta Mercantil" on the 01, 02 and 03 of December, 2003. **ATTENDANCE**: Shareholders representing a quorum larger than that legally required, as per the signatures on the Shareholders' Book of Attendance. **THE TABLE**: Chairman – Demóstenes Barbosa da Silva; Secretary — Silvia Maria Ribeiro Lopes. **ORDER OF THE DAY**: **(1)** election of the new members of the Board of Directors; and **(2)** re-ratification of the procedures for the incorporation, by the Company, of AES Gás Empreendimentos Ltda., as well as the respective protocol, with a view at meeting the determination included in Dispatch number 327 06.04.2003 of Agência Nacional de Energia Elétrica – ANEEL, provided that, until the date of the Extraordinary Shareholders' Meeting now being called, ANEEL addresses the Company in an official manner in regards to the way the referred to determination should be complied with. **DELIBERATIONS**: 1 – The Drawing up of these minutes were approved in the form of a summary of the development of facts, in compliance with the provisions of article 130, § 1, of the Brazilian Corporate Law number 6,404/1976; 2 – Work started, the Chairman of the meeting made matters included in item "1" of the order of the day available for discussion, and the shareholders attending the meeting unanimously decided to approve the election of Mr. **Eduardo José Bernini**, Brazilian, married, economist, bearer of the ID RG n° 6.963.850, inscribed in the Taxpayer Registry CPF/MF under number 943.941.648/34, with residence and abode in the City of São Paulo, State of São Paulo, with office at Praça Professor José Lannes, 40 – 17th floor, Edifício Berrini 500, Brooklin Novo, CEP: 04571-100, to take the title of member of the Board of Directors, in substitution of Mr. José Maria Junqueira Sampaio Meirelles, until the final remaining period of his mandate. 3 – As to item "2" of the Order of the Day relating to the ratification of the procedures adopted for the incorporation, by the Company, of as well as the respective with a view at meeting the provisions include in Dispatch number of o6.04by, the Chairman informed that ANEEL had sent to the Company, on December 16, 2003, Official Letter number 2103 establishing, in compliance with its previous determination, the curve included in Exhibit I to the referred to Official Letter to be used for the amortization, which will be kept in the Company's headquarters. Since the referred to Official Letter was only received by the Company on this date, the shareholders attending the meeting unanimously

decided to accept the proposal by the Chairman of not deliberating on item "2" of the Order of the Day, until the company's management is able to analyze the effects of that curve of amortization approved by ANEEL, and that a decision as to item "2"of the Order of the Day should be the object of a new General Meeting to be called for in the month of January of next year. **TRANSCRIPTION AN READING OF THE MINUTES**: having no further matters to be discussed, the Chairman of the meeting thanked all members and collaborators of the Company, asking whether anyone had any other comments regarding other matters of the Company's interest. No one having any further matters to discuss, this meeting was closed and adjourned for the time necessary for the transcription of the present minutes. As the session was reopened, these minutes were read, and once approved; they were signed by all those attending the meeting. São Paulo, December 16, 2003. Attendance: Chairman – Demóstenes Barbosa da Silva,; Secretary — Silvia Maria Ribeiro Lopes; Shareholders attending the meeting: AES Tietê Empreendimentos Ltda., by Mark Eugene Green – General Manager; Tietê Participações Ltda., by Demóstenes Barbosa da Silva, – General Manager; GWI Empreendimentos e Participações Ltda., by Raphael Biderman – attorney-in-fact; Mu Hak You, by Hyun Jin Chang – attorney-in-fact; Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas, by Roberto Mathias – attorney-in-fact.

São Paulo, December 16, 2003.

Original document signed by:
Demóstenes Barbosa da Silva - Chairman of the Meeting
Silvia Maria Ribeiro Lopes - Secretary for the Meeting

Shareholders:

AES Tietê Empreendimentos Ltda.: Mark Eugene Green - General Manager
Tietê Participações Ltda.: Demóstenes Barbosa da Silva - General Manager
GWI Empreendimentos e Participações Ltda.: Raphael Biderman - attorney-in-fact
Mu Hak You: Hyun Jin Chang - Attorney-in-fact
Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas: Roberto Mathias - Attorney-in-fact

FREE TRANSLATIONS OF:

ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.
CNPJ N° 61.695.227/0001-93
PUBLIC-HELD COMPANY

AES ELPA S.A.
CNPJ N° 01.917.705/0001-30
PUBLIC-HELD COMPANY

AES Sul Distribuidora Gaúcha de Energia S.A.
CNPJ N° 02.016.440/0001-62
PUBLIC-HELD COMPANY

AES Tietê S.A.
CNPJ N° 02.998.609/0001-27
PUBLIC-HELD COMPANY

Energia Paulista Participações S.A.
CNPJ N° 04.128.563/0001-10
PUBLIC-HELD COMPANY

MATERIAL EVENT

AES ELPA S.A. ("AES ELPA"), AES Sul Distribuidora Gaúcha de Energia S.A. ("AES Sul"), AES Tietê S.A. ("AES Tietê"), and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") and Energia Paulista Participações S.A. ("Energia Paulista") pursuant to CVM Instruction 358, of January 3, 2002, ("Instruction 358/02"), communicate the following: the conclusion of the restructuring of debts of the companies controlling Eletropaulo, AES ELPA and AES Transgás Empreendimentos Ltda. ("Transgás") with Banco Nacional de Desenvolvimento Econômico Social – BNDES ("BNDES") and BNDES Participações S.A. ("BNDESPAR" and, together with BNDES, the "BNDES").

The AES Corporation and some of its controlled companies (together, "AES"), and BNDES entered into contracts and agreed to implement corporate acts, terms and conditions, all of which are irrevocable and irreversible (the "Definitive Documents"), but efficiency of which is subject to prior authorizations by the competent regulatory authorities, notedly the prior approval byAGÊNCIA NACIONAL DE ENERGIA ELÉTRICA – ANEEL and the BRAZILIAN CENTRAL BANK (BANCO CENTRAL DO BRASIL) – BACEN.

The Definitive Documents, in summary, resulted in the acts and relations that follow:

(i) AES and the BNDES subscribed the total capital of BRASILIANA ENERGIA S.A. ("Brasiliana"), a public corporation created to hold and exercise, directly or indirectly, the control of the following operating companies: AES Tietê, Eletropaulo and AES Uruguaiana Empreendimentos S.A. ("Uruguaiana") (together the "Brasiliana Controlled Companies"), such subscription being made in the proportion of 50.01% of the voting capital and 46.15%

of the total capital AES paid up upon the contribution by AES of its shareholdings in the abovementioned companies and 49.99% of the voting capital and 53.84% of the total capital by the BNDES paid up upon the conversion of a part of the credits of BNDES with AES ELPA and Transgás;

(ii) Brasiliana issued debentures convertible into common shares and with actual guarantee represented by shares held by Brasiliana in the capital of the following companies: Controlled Companies, Eletropaulo, AES ELPA, Transgás, AES Uruguaiana Inc, Uruguaiana and Energia Paulista. The debentures can be converted into shares in case of default, being the total maturity term ten years. The issue has its value in reais equivalent to US$ 510 million (five hundred and ten million North-American dollars), fully subscribed by the BNDES System, BNDESPAR and paid up with its remaining credits with AES Elpa and Transgás. After the conversion of the balance of the debts of AES Elpa and Transgás, prior to the ongoing restructuring, as well as subsequent to the payment by AES Corporation in the amount of US$ 90 million.

As a result of the referred to subscription of shares and debentures convertible into shares issued by Brasiliana, by the BNDES the totality of the debts of AES Elpa and Transgás with the BNDES System arising from the acquisition of ordinary and preferred shares of Eletropaulo by AES was restructured.

AES and the BNDES System entered into a shareholders' agreement to regulate the exercise of their voting rights and the mutual restraints to the transfer of their shares in Brasiliana, as well as the rules for the management of the Brasiliana Controlled Companies. The shareholders' agreement will be disclosed after the verification of the suspensive conditions of its effectiveness, in compliance with the applicable legislation, and will be duly forwarded to the Securities Commission (COMISSÃO DE VALORES MOBILIÁRIOS) – CVM, after the verification of the suspensive conditions of its effectiveness, as previously mentioned.

The grant of approval by the regulatory authorities and consequent effectiveness of the Definite Contracts will be disclosed pursuant to CVM Instruction 358/02.

São Paulo, December 29, 2003.

Original document signed by:
Andrea Cristina Ruschmann Investor Relations Director for AES Elpa S.A.
Kerry Yeager – Investor Relations Director for AES Sul Distribuidora Gaúcha de Energia S.A.
Paulo Roberto Dutra – Investor Relations Director for AES Tietê S.A.
Andrea Cristina Ruschmann – Investor Relations Director for ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.
Paulo Roberto Dutra – Investor Relations Diretor for Energia Paulista Participações S.A.

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF nº 02.998.609/0001-27
A Public Company

MATERIAL EVENT

In compliance with the provision of CVM Instruction 358/02, the Management of AES Tietê S.A. (the "Company") informs the public that it signed with Company's creditors an agreement for the payment of debts relating to the operations of purchase and sale of electric energy recorded at the level of the Wholesale Market of Electric Energy (Mercado Atacadista de Energia Elétrica) - MAE in the period between September 2000 and September 2002. In the terms of the memorandum of Understandings entered into on December 11, 2003 with the Company' creditorswith the intervenience of National Electric Power Agency – ANEEL and MAE , signed between December 19, 2003 and January 19, 2004, Private Instruments of Debt Confession, Splitting of the Debt into Installments and the Creation of Guarantee entered into between the Company and its respective creditors, representing 96.13% of the Company's debts, relating to the operations carried out at the level of MAE in the period in question. Thus, the Company will make the referred to payment in 49 installments, being the first installment of the values due to creditors, and the total payment of the creditors who hold a credit with the Company in amounts equal or lower than R$500,000.00 (five hundred thousand reais), scheduled to be paid on January 21, 2004.

São Paulo, January 20, 2004.

Original document signed by:
Paulo Roberto Dutra
Investor Relations Director

FREE TRANSLATIONS OF:

ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.
CNPJ N° 61.695.227/0001-93
A PUBLIC COMPANYA PUBLIC COMPANY

AES ELPA S.A.
CNPJ N° 01.917.705/0001-30

AES Sul Distribuidora Gaúcha de Energia S.A.
CNPJ N° 02.016.440/0001-62
A PUBLIC COMPANY

AES Tietê S.A.
CNPJ N° 02.998.609/0001-27
A PUBLIC COMPANY

Energia Paulista Participações S.A.
CNPJ N° 04.128.563/0001-10
A PUBLIC COMPANY

MATERIAL EVENT

AES ELPA S.A. ("AES ELPA"), AES Sul Distribuidora Gaúcha de Energia S.A. ("AES Sul"), AES Tietê S.A. ("AES Tietê"), and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") and Energia Paulista Participações S.A. ("Energia Paulista") pursuant to CVM Instruction 358, of January 3, 2002, communicate the verification of all suspensive conditions to which the effectiveness of the acts carried out at the level of the restructuring of the debts of the controlling companies of Eletropaulo, AES ELPA and AES Transgás Empreendimentos Ltda. ("Transgás") with Banco Nacional de Desenvolvimento Econômico Social – BNDES ("BNDES") and BNDES Participações S.A. ("BNDESPAR" and, together with BNDES, the "BNDES System")Suspensive Conditions, were subject to, in compliance with the provisions of the contracts entered into and corporate acts carried out on December 22, 2003 for the implementation of this operation ("Definitive Documents"), object of the disclosure of the relevant issue published on December 30, 2003.

The Suspensive Conditions verified, apart from others applicable for the formalization of this type of operation, were as follows:

(i) The grant of prior authorizations by AGÊNCIA NACIONAL DE ENERGIA ELÉTRICA – ANEEL (Authorizing Resolution n° 20, of January 19, 2004, published in the Federal Official Gazette on January 22, 2004), relating to the alteration to the shareholding control of the following operating companies: AES Tietê, Eletropaulo and AES Uruguaiana Empreendimentos S.A. ("Uruguaiana") (together the "Operating Companies");

(ii) The grant of the prior authorization by the Brazilian Central Bank (BANCO CENTRAL DO BRASIL) – BACEN (Official letter DECEC/GTSP1/COAUT-C-04/0153, of January 23, 2004, in the proceedings nº PT 0401237014), relating to the approval of the investment by BRASILIANA ENERGIA S.A. ("Brasiliana") – a corporation created to hold the shareholding control, direct or indirect, of the Operating Companies – in the following foreign companies of the AES Group:: AES Tietê Holdings, Ltd. and AES TH II, Ltd., controlling companies of AES Tietê, and AES Uruguaiana Inc., controlling company of Uruguaiana; and

(iii) The payment by Brasiliana to BNDESPAR, of the amount equivalent, in Brazilian currency, to US$ 90,000,000.00 (ninety million dollars) on January 30, 2004.

Due to the verification of the Suspensive Conditions, all acts reflected on the Definitive Documents (December 22, 2003) acquired full effectiveness, since the date of signing of same, in such a way as the companies in the AES Group ("AES Companies") and the BNDES System became the controlling parties of Brasiliana, with the following shareholdings in the capital: 50.01% of the voting capital and 46.15% of the total capital for the AES Companies, and 49.99% of the voting capital and 53.84% of the total capital for the BNDES System.

Also, as from December 22, 2003 the following gained full effectiveness:

(i) the shareholders' agreement entered into between AES and the BNDES System to regulate the exercise of their voting rights and the mutual restraints to the transfer of their shares in Brasiliana, as well as the exercise of the control of Brasiliana and its Controlled Companies, which, according to the applicable legislation, is being forwarded to the Securities Commission (COMISSÃO DE VALORES MOBILIÁRIOS) – CVM;

(ii) the issue by Brasiliana of debentures convertible into ordinary shares, at the value in reais, equivalent to US$ 510 million (five hundred and ten million North-American dollars), fully subscribed by the BNDES System, with actual guarantee represented by shares owned by Braziliana in the capital of the following companies: Eletropaulo, AES ELPA, Transgás, AES Uruguaiana Inc, Uruguaiana and Energia Paulista; and

(iii) a call option of shares issued by AES Sul Distribuidora Gaúcha de Energia S/A ("AES Sul"), for a nominal value, granted by AES to the BNDES System to be exercised until up to one year counting from the corporate restructuring projected for AES Sul or the evidence of its unfeasibility.

As a result of the evidence of the Suspensive Conditions, the restructuring of the total debts of AES Elpa and Transgás with the BNDES System, arising from the acquisition of ordinary and preferred

shares of Eletropaulo by AES, became fully effective.

São Paulo, January 30, 2004.

Original document signed by:

Andrea Cristina Ruschmann
Investor Relations Director
AES ELPA S.A.

Kerry Yeager
Investor Relations Director
AES Sul Distribuidora Gaúcha de Energia S.A.

Paulo Roberto Dutra
Investor Relations Director
AES Tietê S.A.

Andrea Cristina Ruschmann
Investor Relations Director
ELETROPAULO Metropolitana Eletricidade de São Paulo S.A.

Paulo Roberto Dutra
Investor Relations Director
Energia Paulista Participações S.A.

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF nº 02.998.609/0001-27
NIRE 35.300.170.555

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON FEBRUARY 2, 2004

DATE, TIME, PLACE: on the 2sd of November, 2003, at 10:00 a.m., at the company's headquarters, in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. **ATTENDANCE:** all the effective members of the Fiscal Council were present, as follows: Afonso Cardoso Ramos Luiz, Pedro Paulo Francisco, João Bosco Braga Garcia, Reginaldo Antonio Ribeiro and Márcio Mancini. **THE TABLE:** the Chairman of the Fiscal Council, Afonso Cardoso Ramos Luiz, took a seat and invited me, Renata de Castro Esposto Arakawa, to be the secretary for the meeting. **ORDER OF THE DAY:** (a) analyze the Financial Statements, the Proposal for the Use of the Net Profits and the Management Report, for the year ended on 12.31.2003; and (b) examine the technical study of realization of the deferred fiscal assets; and (c) other matters of the company's interest. **DELIBERATIONS:** the Chairman of the meeting announced the beginning of the meeting, making item "a" of the Order of the Day available for discussion, in order to allow for members attending the meeting to analyze the Financial Statements, the Proposal for the Use of the Net Profits and the Management Report, for the year ended on 12.31.2003. Subsequent to the analysis of the Financial Statements, the Proposal for the Use of the Net Profits and the Management Report, for the year ended on 12.31.2003, as well as the respective report presented by Deloitte Touche Tohmatsu, Independent Accountants and, in view of the clarifications presented by Mr. Paulo Roberto Dutra, Financial Director and Relations with Investors, by Mr. Mário Shinzato and Mr. Maurício Caobianco de Freitas, company's representatives, and Mrs. Iara Paisian, auditor for Deloitte Touche Tohmatsu, in respect to those documents, the members of the Fiscal Council unanimously declared not to be aware of any events that might substantially affect the Financial Statements, the Proposal for the Use of the Net Profits and the Management Report, for the year ended on 12.31.2003, attached hereto. As to item "b" of the Order of the Day, the members examined the technical study of realization of the deferred fiscal assets prepared by the company's management. Then the Chairman of the Meeting passed the floor on to those willing to mention any other matters of the Company's interest (item "b" of the Order of the Day) and having no further matters to be discussed he thanked for the attendance of all members, ordering that these minutes be drawn up and signed by me, the Secretary for the Meeting, the Chairman of the Meeting and those Council Members attending the meeting.

São Paulo, February 2, 2004.

Original document signed by:

Afonso Cardoso Ramos Luiz – Chairman
Renata de Castro Esposto Arakawa – Secretary

Fiscal Council

Afonso Cardoso Ramos Luiz
João Bosco Braga Garcia
Pedro Paulo Francisco
Márcio Mancini
Reginaldo Antonio Ribeiro

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF N°: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON FEBRUARY 3, 2004

1. DATE, TIME AND PLACE: On the 3rd of February, 2004, at 11:00 a.m., at the company's headquarters, located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine, Edifício Berrini 500, Brooklin Novo, CEP 04571-100.

2. ATTENDANCE AND CALL: call waived due to the fact that all members of the Board of Directors being present, as well as Mr. Márcio Luciano Mancini, member of the Company's Fiscal Council, Mr. Paulo Roberto Dutra, Company's Financial Director and for Relations with Investors, and Mr. Mário Shinzato, a Company's employee.

3. THE TABLE: Chairman Mr. Demóstenes Barbosa da Silva, and Secretary Sílvia Maria Ribeiro Lopes.

4. ORDER OF THE DAY: **(i)** appreciation and analysis of the Financial Statements, the Proposal for the Use of Net Profits and the Management Report, relating to the year ended on 12.31.2003; and **(ii)** other matters of the interest of the Company.

5. DELIBERATIONS: Meeting started, and after discussions on the matter and clarifications presented by Mr. Paulo Roberto Dutra, Company's Financial Director and for Relations with Investors and by Mr. Mário Shinzato, the members of the Board of Directors unanimously decide to:

5.1. approve the company's Financial Statements, the Management Report and accounts relating to the year ended on December 31, 2003, which are attached hereto;

5.2. approve the proposal by the Management in regards to the use of the net profit for the year and the distribution of dividends relating to the year ended on December 31, 2003, and forward the referred to proposal for deliberation at the General Meeting, being same that of using of the R$195,371,272.13 (one hundred and ninety five million, three hundred and seventy one thousand, two hundred and seventy two reais and thirteen cents) net profits for the year, R$9,768,563.61 (nine million, seven hundred and sixty eight thousand, five hundred and sixty three reais and sixty cents) for a legal reserve account and R$87,434,854.92 (eighty seven million, four hundred and thirty four thousand, eight hundred and fifty four reais and ninety two cents) for dividend distribution, since the total value of the net profit for the year, the amount of R$98,167,053.60 (ninety eight million, one hundred and sixty seven thousand, fifty three reais and sixty cents) has already been distributed to the company's shareholders as interim dividends and interest on own capital, being clarified that dividends due to the controlling shareholder AES Tietê Empreendimentos S.A. will be retained at the Company for the payment of a Loan Agreement signed in December 2002, as provided for in the 1st Amendment to the Loan Agreement; and

5.3. Record the recognition presented by the Board member Eduardo José Bernini followed by that of the other Board members to the Management and employees of the Company, due to the levels of operating excellence that AES Tietê S.A. has been showing throughout the years and that allowed for the financial results verified for the year ended on December 31, 2003.

6. CLOSING: having no further matters to be discussed, the Chairman closed the meeting, being these minutes transcribed, read by all and deemed correct as signed. SIGNATURES: Demóstenes Barbosa da Silva – Chairman; Silvia Maria Ribeiro Lopes – Secretary. Members of the Board of Directors: Mark Eugene Green; Eduardo José Bernini; Demóstenes Barbosa da Silva; Andrea Cristina Ruschmann; and Wilson Marques de Almeida.

This copy matches the original transcribed on the appropriate book.

São Paulo, February 3, 2004.

Original document signed by:
Demóstenes Barbosa da Silva – Chairman
Silvia Maria Ribeiro Lopes – Secretary

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

We inform shareholders that the company's Board of Directors, by decision of its Members, in a Board of Directors' Meeting meeting held on 02/03/2004 at 11:00 a.m. approved the proposal by the Management for the use of the net income for the year and distribution of dividends relating to the year ended on December 31, 2003, which consists in using the net income for the year of 2003, in the amount ofR$195,371,272.13 (one hundred and ninety five million, three hundred and seventy one thousand, two hundred and seventy two reais and thirteen cents) as follows: (i) of the net profit for the yearR$9,768,563.61 (nine million, seven hundred and sixty eight thousand, five hundred and sixty three reais and sixty one cents) for the recording of a legal reserve; and (ii) R$87,434,854.92 (eighty seven million, four hundred and thirty four thousand, eight hundred and fifty four reais and ninety two cents) for the distribution of dividends, amounting to a value of R$0.890249 per batch of 1,000 ordinary shares and R$0.979274 per batch of 1,000 preferred shares, free from withholding income tax –IRRF, pursuant to article 10 of Law n° 9,249/95. The value remaining from the net income for the fiscal year of 2003 of R$98,167,853.60 (ninety eight million, one hundred and sixty seven thousand, eight hundred and fifty three reais and sixty cents) has already been distributed to the Company's shareholders as interim dividends and interest of own capital, as previously informed to the marked. The referred to matters approved by the Board of Directors will be submitted to the final decision by the Ordinary Shareholders' Meeting, which will analyze the Company's financial statements, to be held pursuant to the legislation in force .

The dividends due to the controlling shareholder AES Tietê Empreendimentos S.A. would be retained at the Company for the payment of the Loan Agreement signed in December 2002, according to the provisions of the 1st Amendment Term to the Loan Agreement.

Instructions regarding payment will be timely communicated, according to what will be determined subsequent to the approval at the Company's General Ordinary Meeting.

São Paulo, February 03, 2004.
AES TIETÊ S.A.

Original document signed by:

Paulo Roberto Dutra
Investor Relations Director

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

NOTICE TO THE MARKET

As a supplement to the information included in the Notice to Shareholders at this data, AES Tietê S.A. clarifies to its shareholders and the public that the use of the net profit and the distribution of dividends relating to the year ended on December 31, 2003, approved at the Company's Board of Directors' Meeting of 02.03.2004 will be submitted to the final decision by the Company's Ordinary Shareholders Meeting, which will set out the terms and conditions relating to the payment of dividends, including (i) the shareholding basis entitled to dividends and the date on which the shares will start to be negotiated "*ex* dividends"; and (ii) the term for the payment of dividends by the Company.

São Paulo, February 4, 2004.

AES TIETÊ S.A.

Original document signed by:

Paulo Roberto Dutra
Investor Relations Director

FREE TRANSLATION OF:

AES TIE'TÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF Nº: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MARCH 1ST, 2004

1. **DATE, TIME AND PLACE:** held on the first day of the month of March of 2004, at 11:00 a.m., at the company's headquarters, in the city of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine, Edifício Berrini 500, Brooklin Novo, CEP 04571-100.

2. **ATTEDANCE AND CALL:** the call was waived as all the members of the Board of Directors are present.

3. **THE TABLE:** Chairman Mr. Demóstenes Barbosa da Silva and Secretary Mrs. Silvia Maria Ribeiro Lopes.

4. **ORDER OF THE DAY:** **(a)** appreciation and analysis of the reform to the Company's Bylaws; **(b)** approval of the call for an Extraordinary General Meeting for the approval of the reform to the Company's Bylaws and election of a member of the Board of Directors; and **(c)** other matters of the company's interest.

5. **DELIBERATIONS:** the meeting was held, and subsequent to the discussions on the matters, the members of the Board of Directors unanimously decided:

(a) To approve the reform of the Company's Bylaws to be submitted to the final decision at the company's Extraordinary General Meeting, in order that: (a.1) the following provisions be altered: (i) Article 11 – Corporate Bodies; (ii) Article 15 – Decisions during General Meetings; (iii) Article 19 – the way for substituting members of the Board of Directors; (iv) Article 20 – Responsibilities of the Board of Directors; (v) Article 21 – Board of Directors' Meetings; (vi) Article 26 – Directors' Responsibilities; (a.2) a new Section (Section III) be inserted in Chapter III of Company's Bylaws, containing a new article (Article 22), regarding the Company's Committee for the Management of Investment and Operating Policies, a consulting body that will act jointly with the Company's Board of Directors and Management, with the remuneration included in the following chapters and articles; and (a.3) a new chapter be inserted (Chapter VI) in the Company's Bylaws, containing a new article (Article 38), including the recording at the Company's main office, of the Shareholders' Agreement of Brasiliana Energia S.A., the controlling company of the Company.

(b) ratify the call for the General Extraordinary Meeting for March 15th, 2004, at 3:00 p.m., where the alteration of the Company's Bylaws and the election of new members of the Company's Board of Directors will be discussed.

6. **CLOSING:** having no further matters to be discussed, the Chairman closed the meeting and these minutes were drawn up, being read and approved by all members attending the meeting.

São Paulo, March 1, 2004.
Original document signed by:
Demóstenes Barbosa da Silva – Chairman of the Meeting; Silvia Maria Ribeiro Lopes – Secretary for the Meeting.
Board Members: Mark Eugene Green; Eduardo José Bernini; Demóstenes Barbosa da Silva; Andrea Cristina Ruschmann; and Wilson Marques de Almeida.

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF n. ° 02.998.609/0001-27
NIRE 35.300.170.555

MINUTES OF THE EXTRAORIDNARY SHAREHOLDERS' MEETING HELD ON MARCH 15, 2004

1. DATE, TIME AND PLACE: on the 15th day of March, 2004, at 3:00 p.m., at the company's headquarters located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine.

2. CALL: Call notice published in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), on the 27th, and 28th of February, 2004 and on the Newspaper Gazeta Mercantil on the 1st and 2nd of March, 2004. **ATTEDANCE**: shareholders representing more than 2/3 (two thirds) of the company's capital, as per the signatures on the Shareholders' Book of Attendance.

3. THE TABLE: Chairman – Demóstenes Barbosa da Silva; Secretary — Silvia Maria Ribeiro Lopes.

4. ORDER OF THE DAY (a) decide on the alteration of the following articles of the company's Bylaws: (i) Article 11 – Corporate Bodies; (ii) Article 15 – Decisions in General Meetings; (iii) Article 19 – The way for substituting members of the Board of Directors; (iv) Article 20 – Responsibilities of the Board of Directors; (v) Article 21 – Meetings of the Board of Directors; (vi) Article 26 – Responsibilities of the Directors; **(b)** inclusion of a new Section (Section III) in Chapter III of the Company's Bylaws, containing a new Article (Article 22), providing for the creation of the Management of the capital Expenditures and Operating Policies, a consulting body that will act together with the Board of Directors and the company's management, with the remuneration mentioned in subsequent chapters and Articles; **(c)** inclusion of a new chapter (Chapter VI) in the Company's Bylaws, including a new Article (Article 38), causing the Company to record the Shareholders Agreement of Brasiliana Energia S.A., the controlling company, at its Headquarters; **(d)** Election of members of the Board of Directors.

5. DELIBERATIONS: the shareholders attending the meeting unanimously approved the transcription of these minutes in the form of a summary of the development of facts, in compliance with the provisions of article 130, § 1, of Law n° 6,404/1976. Starting the discussions on matters regarding items "a", "b" and "c" of the Order of the Day, the shareholders attending the meeting unanimously and without any restrictions decided to: **(A)** approve the alterations to the following Articles of the Company's Bylaws according to the proposal presented and approved at this Meeting, that, duly initialed by the members, is hereon a part of these minutes with its Exhibit I: (i) Article 11 – Corporate Bodies; (ii) Article 15 – Decisions in General Meetings; (iii) Article 19 – The way for substituting members of the Board

of Directors; (iv) Article 20 – Responsibilities of the Board of Directors; (v) Article 21 – Meetings of the Board of Directors; (vi) Article 26 – Responsibilities of the Directors; the shareholders attending the meeting unanimously approve, with the abstention of the votes as indicated in items 1 through 24 of the Shareholders Book of Attendance: **(B)** inclusion of a new Section (Section III) in Chapter III of the Company's Bylaws, containing a new Article (Article 22), providing for the creation of the Management Committee of the Capital Expenditures and Operating Policies, a consulting body that will act together with the Board of Directors and the company's management, with the remuneration mentioned in subsequent chapters and Articles; and **(C)** inclusion of a new chapter (Chapter VI) in the Company's Bylaws, including a new Article (Article 37), causing the Company to record the Shareholders Agreement of Brasiliana Energia S.A., the controlling company, at its Headquarters, in accordance with the terms of Exhibit III to these minutes, being that the Company's Bylaws, with the alterations hereby approved and included, now in force with the wording included in Exhibit IV to the present minutes. Passing on to item "d" of the Order of the Day, the shareholders attending the meeting unanimously elected, with the abstention of the votes as indicated in items 1 through 24 of the Shareholders Book of Attendance, for the position of effective member of the Company's Board of Directors, in substitution of Mr. Steven Patrick Clancy**Ms. Lidiane Delesderrier Gonçalves**, a Brazilian citizen, unmarried, accountant, bearer of the Identification Card RG n° 101994986, issued by the IFP, inscribed in the Taxpayer Registry CPF/MF under number 071.174.367/35, with residence and abode in the city of Rio de Janeiro, State of Rio de Janeiro, with commercial address at Av. República do Chile n° 100, 19th floor, CEP 201139-900, Rio de Janeiro, State of Rio de Janeiro and as her substitute, **Ms. Tatiana Esteves Natal**, a Brazilian citizen, unmarried, lawyer bearer of the Identification Card RG 112.783.00-6 (IFP/RJ), inscribed in the Taxpayer Registry CPF/MF under number 079624307-70, with residence and abode in the city of Rio de Janeiro, State of Rio de Janeiro, with commercial address at Av. República do Chile n° 100, 19th floor, CEP 201139-900, Rio de Janeiro, State of Rio de Janeiro,. The Office taking of the members elected hereby is subject to (i) the acquisition of one share of the company; (ii) the presentation of a statement of non-impediment, pursuant to the applicable law; and (iii) the signing of the empowerment term, transcribed to the relevant company's book.

6. CLOSING: having no further matters to be discussed, the Meeting was closed and adjourned for the time necessary time for the transcription of the present minutes. As the session was reopened, these minutes were read, and once approved, they were signed by all those attending the meeting. São Paulo, March 15, 2004.

Original document signed by:
Demóstenes Barbosa da Silva - Chairman
Silvia Maria Ribeiro Lopes - Secretary

SHAREHOLDERS

AES Tietê Empreendimentos S.A. :
Antonio Luiz Barros de Salles - Director
Paulo Roberto Dutra - Attorney-in-fact
AES Tietê Participações S.A.
Antonio Luiz Barros de Salles - Director
Paulo Roberto Dutra - Attorney-in-fact

GWI Empreendimentos e Participações Ltda.
Cris Kim - Attorney-in-fact
Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas
Fernando A. Costa - Attorney-in-fact
Camino – Fundo de Investimento em Ações
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Raphael – Fundo de Investimentos em Títulos e Valores Mobiliários
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Beta 14 Fundo de Investimento em Valores Mobiliários
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Verde 14 - Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Verde Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo TOP Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Master Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Carteira Administrada Real FIF
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo 89 Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Brazil Fund LLC
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Star Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Carteira Administrada Cambial Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging-Griffo Sakura Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
HG Pilar Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Turbus – Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Skopos HG – Fundo de Investimentos por Ações
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Carteira Administrada Cambial
Lucila Prazeres da Silva - Attorney-in-fact

HG Evolution Fundo de Investimento em Açoes
Lucila Prazeres da Silva - Attorney-in-fact
Skopos HG Fund LLC
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Griffo Mega Hope Fundo de Investimento em Títulos e Valores Mobiliários
Lucila Prazeres da Silva - Attorney-in-fact
HG Private Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact
Hedging Grifo Brazil Fund LLC – Tiete Class
Lucila Prazeres da Silva - Attorney-in-fact
HG Hiper Fundo de Investimento Financeiro
Lucila Prazeres da Silva - Attorney-in-fact

EXHIBIT I

TO THE GENERAL EXTRAORDINARY MEETING OF AES TIETÊ S.A. HELD ON MARCH 15, 2004

(i) New wording of Article 11 of the Bylaws

Article 11 – The following are the Company's bodies:

I – The General Meeting;

II – The Board of Directors ;

III – The Management Committee;

IV – The Management;

IV – The Fiscal Council.

(ii) New wording of Article 15 of the Bylaws:

Article 15 – The General Meeting will be chaired by the Chairman of the Board of Directors or its substitute who will choose the Secretary.

Sole Paragraph – The exercise of the voting right in General Meetings, will be subject, when it is the case, to the conditions set forth in the Brasiliana Energia S.A Shareholders' Agreement entered into on December 22, 2003 and filed at the Company's headquarters.

(iii) New wording of Article 19 of the Bylaws:

Article 19 – In case of vacancy of the position of any effective or substitute Board of Directors member, his/her substitute will be appointed by the General Meeting and will remain in that position until the end of the remaining period of his/her mandate. A General Meeting should be held within a maximum period of 30 (thirty) days counting from the event, to elect his/her substitute, being that the substitute members of the Board of Directors should replace the respective effective members who left the position until a new

member is elected to tale the position.

Paragraph 1 - The Chairman of the Board of Directors will be replaced when temporarily unable, by the Vice-Chairman, or if he/she is unavailable, by another Board Member indicated by same, and in the lack of an indication, by choice of the other Board members.

Paragraph 2 – In case of vacancy of the position of Chairman of the Board, the Vice-Chairman will take over and will remain in that position until the Board of Directors chooses the new title holder, being that the substitute members will remain in office until the end of the mandate.

(iv) New wording of Article 20 of the Bylaws :

Article 20 – It is the responsibility of the Board of Directors to:

I – set forth the general guidelines for the businesses of the Corporation;

II – elect and remove from office the members of the Company's Management, setting forth their responsibilities;

III – inspect the management of the directors, examine, at any time, the books and paperwork of the Corporation, request information on agreements entered into or about to be entered into and carry out any other actions;

IV – call for General Meetings in the cases provided for by law or when deemed necessary;

V – give an opinion in regards to the Management Report, Financial Statements and directors' accounts;

VI – approve, at the beginning of each year, the annual and 5-year Business Plans, which will comprise the annual and multi-annual budgets, all capital investment plans, the strategic plans and programs for the maintenance of the Company's facilities, as well as to review of same;

VII – select or dismiss Independent Accountants;

VIII – submit to the General Meeting, any proposals for changes to the Bylaws;

IX – deliberate on the issue, placement, price and conditions for the payment of shares and subscription bonuses, as well as carry out capital increases, within the limits of the authorized capital;

X – decide on the capital increase, issue, purchase and voiding of shares, pursuant to Paragraphs 2, 5, 6 and 7 of Article 4 hereof;

XI – authorize the commercialization of energy generated by the corporation by way of authorized agents in the electric market;

XII – decide on the issue of promissory notes carrying a security value (commercial papers), setting forth the conditions for each operation;

XIII – decide on the granting, upon an authorization by the General Meeting, of the purchase option of shares to its administrators and employees, or to natural persons that render services to the Corporation reserving the right to preference to shareholders;

XIV – decide on the opening of company's subsidiaries abroad, object of which should not contemplate activities or businesses other than those of the Corporation;

XV – decide on the proposal of plans that provide for management, career, access, advantages and disciplinary regime regarding the company's employees;

XVI – decide on the acquisition of assets included in the company's permanent assets, value of which exceeds 5% (five percent) of the value of said asset, as determined on the balance sheet referring to last year ended;

XVII – decide on cases not mentioned hereunder that may be submitted to it by the Management or determined during a General Meeting;

XVIII – decide on the likeliness of payment of interest on the company's net equity, at the Long Term Interest Rates – TJLP;

XIX – decide on the recording of interim dividends, on the accumulated profits account or profit reserve existing in the latest annual or half-yearly balance sheet;

XX – decide on the recording of interim dividends for periods smaller than 1 (one) semester, provided that total dividends paid on each semester of the year does not exceed the total capital reserves as provided for in § 1 of Article 182 of Law n.° 6,404/76;

XXI – decide on the prepayment, at any time, of dividends, to the debit of the capital reserve account, as provided for in Article 17, § 5 and 200, clause V of the Corporate Law; and

XXII – decide on the sale of treasury stock.

XXIII – decide on the entering into any agreements, documents, bonds, capital instruments or investments, financings, loans, barters, the granting of guarantees of any sort and taking of obligations on behalf of third parties in an annual value higher than, jointly or separately, R$20,000,000.00 (twenty million reais), except in the following cases: (i) if the energy purchase and sale agreements entered into with third parties who are not directly or indirectly controlled by the Company and its affiliated companies and (ii) same are specified in the Annual Business Plan;

XXIV – decide on the sale, lease, grant, transfer, liquidation or other provision, of any assets or share of the Company by a price exceeding, jointly, or separately, R$20,000,000.00 (twenty million reais), except in the following cases: (i) same are specified in the Annual Business Plan; and (ii) if the energy purchase and sale agreements

entered into with third parties who are not directly or indirectly controlled by the Company and its affiliated companies;

XXV – decide on the liquidation, sale, transfer or disposal of assets included in the company's permanent assets, total annual value of which is higher than R$20,000,000.00 (twenty million reais), as well as mortgages, encumbrances or any burdens on such assets provided that same are not specified in the Company's Annual Business Plan;

XXVI – decide on the entering into any commercial agreements, operations or associations or arrangements of any sort, as well as changes to same, with directly or indirectly controlled or colligated companies or any other related parties, except when approved in the Company's Annual Business Plan;

XXVII – decide on the entering into any technical assistance agreements, operations or contracts or service supply with foreign companies;

XXVIII – approve the internal rules for the Board of Directors and Fiscal Council;

XXIX – approve the issue of any documents, bonds, shares or other securities by the Company, public or private, as well as the entering into agreements by the Company or granting of any rights to third parties (or any subsequent changes to same), that might give the holder or beneficiary the right to subscribe or acquire documents, bonds, shares and other securities included in the Company's equity or of its own issue;

(v) New wording of Article 21 of Bylaws:

Article 21 - The Board of Directors will meet whenever call for by the Chairman or its members, being that such call can be requested, when justifiable, by any member of the Board. The Board of Directors' meetings can only be considered as validly carried out if they count with the attendance of the majority of the effective Board Members or their substitutes.

Paragraph 1 - The Board of Directors will meet upon the attendance of the majority of its members and will deliberate by the vote of the majority attending the meeting, having the Chairman, further to his own vote, the right to the quality vote. However, the exercise of the right to vote in Board of Directors' Meetings is subject, when it is the case, to the conditions set forth in the Shareholders' Agreement of Brasiliana Energia S.A., entered into on December, 22, 2003 and filed ant the Company's headquarters.

Paragraph 2 - The Board of Directors' Meetings will be called for upon the call in writing, with a minimum of 08 (eight) days in advance, for he first call, and)3 (three) days, for the second call, with the specification of the date, time, and place of the meeting, as well as the subjects to be discussed.

(vi) New wording of Article 26 of the Company's Bylaws:

Article 27 – It is the Management responsibility, in a meeting, and by decision of the majority to:

I – practice all acts necessary for the regular running of the Company;

II – approve the internal rules and regulations of the Company;

III – propose to the Board of Directors the basic guidelines that should be appreciated by same;

IV – submit to the Board of Directors proposals for capital increase and reform of the Company's Bylaws;

V – draw up the plans for the issue of securities to be submitted to the Board of Directors;

VI – draw up the estimates of revenues, general expenses and forecast of investments by the Corporation at each year, to be submitted to the Board of Directors;

VII – authorize the disposal or acquisitions of assets included in the permanent assets, value of which is lower than 5% (five percent) of the value of the same asset, as determined in the Balance Sheet relative to the last year ended;

VIII – present to the Board of Directors the financial statements for the year and annual and multi-annual economic-financial plans and budgets as well as the execution of works;

IX – decide on the opening of subsidiaries of the Corporation, in the Country, purpose of which does not contemplate activities or businesses strange to the object of the Corporation;

X – decide on the participation of the Corporation in bidding processes.

XI – decide on the selection, hiring and dismissal of administrators of subsidiaries.

Sole Paragraph – the Management should make available all information requested by the members of the Management Committee and the Board of Directors.

EXHIBIT II

TO THE GENERAL EXTRAORDINARY MEETING OF TIETÊ S.A.

HELD ON MARCH 15, 2004

New Section III of Chapter III of the Bylaws:

Section III – The Management Committee

Article 22 – The Management Committee for Investments and Operating Policies (Management Committee) that will act jointly with the Board of Directors and the Company's Management, will perform as consultants for the Board of Directors.

Paragraph One – The Management Committee will run permanently and will comprise 06 (six) members, appointed as per the Shareholders' Agreement of Brasiliana Energia S.A. entered into on December 22, 2003 and filed at the Company's headquarters.

Paragraph Two – It is the responsibility of the Management Committee to: (i) analyze the proposals for the Annual Business Plan; (ii) analyze the proposals for investment plans in the expansion, replacement and improvements to the facilities, programming and budget of Company's operation and maintenance; (iii) follow up the development of the Company's performance indexes; (iv) check the adequate service supply of the Company, in compliance with the standards demanded by the regulatory body; and (v) follow up the execution of the Annual Business Plan, as well as the analysis of all issues involving technical-operating , legal, administrative, economic-financial, environmental and social strategic and relevant aspects.

EXHIBIT III

THE GENERAL EXTRAORDINARY MEETING OF AES TIETÊ S.A. HELD ON MARCH 15, 2004

New Chapter VI of the Bylaws:

Chapter VI – Shareholders' Agreement

Article 37 – The Company should comply with all the shareholders' agreements filed in its headquarters, and the Chairmen of General Meeting should deny the recording of votes contrary to the terms of same. The Shareholders' Agreement of Brasiliana Energia S.A., entered on December 22, 2003 is filed in the Company's headquarters.

EXHIBIT IV
TO THE GENERAL EXTRAORDINARY MEETING OF AES TIETÊ S.A.
HELD ON MARCH 15, 2004

BYLAWS OF

AES TIETÊ S.A.

NIRE N.° 35.300.170.555
CNPJ N.° 02.998.609/0001-27

Chapter I – The Name, Head office, Purpose and Duration of the Company

Article 1 - AES TIETÊ S.A. will be ruled by these Bylaws and the applicable legislation.

Article 2 – It is the purpose of the Corporation

I – to study, plan, project, build and operate production, transmission, distribution and commercialization systems resulting from the use of rivers and other energy sources;

II – study, plan, project, build and operate accumulation dams, gate bridges, and other works destined to the multiple use of waters and river beds and reservoirs;

III – study, project and carry out plans and programs for the research and development of new sources and vectors of energy, directly or in cooperation with other entities;

IV – supply all and every service, observing the provisions of the Concession Contract and pursuant to the provisions of Article 13, II of these Bylaws; and

V – participate in other companies as partner, shareholder or quota holder.

Article 3 – The Corporation, with an undetermined duration, headquarters and venue of which is in the city of Sao Paulo, State of Sao Paulo, can open and extinguish branches, offices, agencies, or other representations in any place in the Brazilian territory, at the discretion of the Management, and abroad upon the proposal of the Management and decision by the Board of Directors.

Sole Paragraph – The Company's headquarters cannot be transferred to another state of the federation and should be at all times in the State Sao Paulo.

Chapter II – Capital, Shares and Shareholders

Article 4 – The authorized capital is R$4,600,000,000.00 (four billion and six hundred thousand reais) being R$2,383,260,000 (two billion, three hundred and eighty three million

two hundred and sixty reais) in ordinary shares and R$2,216,740,000 (two billion, two hundred and sixteen million, seven hundred and forty thousand reais) in preferred shares, all nominative book shares with no par value.

Paragraph 1 - The subscribed and paid-up capital is R$147,416,294.78 (one hundred and forty seven million, four hundred and sixteen thousand, two hundred and ninety four reais and seventy eight cents) divided into 93,698,261,790 (ninety three billion, six hundred and ninety eight million, two hundred and sixty one thousand and seven hundred and ninety) shares, being 48,541,651,560 (forty eight billion, five hundred and forty one million, six hundred and fifty one thousand, five hundred and sixty) ordinary and 45,156,610,230 (forty five billion, one hundred and fifty six million, six hundred and ten thousand, two hundred and thirty) preferred, all book entry shares with no par value.

Paragraph 2 – The Corporation, upon a decision by the Board of Directors, regardless of any statutory reform, is authorized to increase its capital to the limit referred to in the caption hereof, issuing shares corresponding to each type, respecting the proportion of the existing shares.

Paragraph 3 – At the issue of shares within the capital limit, the following will be set forth: a) number, type and class of shares: b) price and issue; c) other subscription and payment conditions in compliance with the provisions of Law n.° 6,404/76 and its alterations.

Paragraph 4 – The provisions of Paragraph 2 hereof does not apply in the case of a capital increase upon the payment of assets, which will depend on the approval by the General Meeting, as provided for by Law n° 6.404/76 and its alterations.

Paragraph 5 – The Corporation will also be able to issue subscription bonuses, observing the limit of the authorized capital, upon a decision by the Board of Directors.

Paragraph 6 - Shareholders who fail to make payments as per conditions set forth shall lawfully be considered in arrears and subject to the payment of interest of 1% (one percent) a month, monetary correction according to an index to be defined by the Board of Directors and a 10% (ten percent) fine, calculated on the values in arrears, without prejudice of the other legal applicable measures.

Paragraph 7 – By decision of the Board of Directors, the Corporation can acquire shares of its own issue for the purpose of annulment or maintenance in treasury, determine the resale of same or flotation on the market, observing the legal standards and other applicable provisions, including those issued by the Securities Commission – CVM.

Article 5 – The preferred shares will have characteristics as follows:

I – priority in the reimbursement of capital, without right to premium, in case of liquidation of the Company;

II – non-cumulative priority dividends, 10% (ten percent) higher than those given to ordinary shares;

III – the right to participate in the capital increase arising from the capitalization of reserves and profits in conditions equal to ordinary shares; and

IV – will not have voting right and will be irredeemable.

Sole Paragraph – the conversion of beneficiary parties that may be attributed to special social security or charity foundation, if existing, will only be allowed in the case of preferred shares, without voting rights, upon the capitalization of a reserve that has been created for that purpose, in any case, upon a decision by the General Meeting.

Article 6 – Each nominative ordinary shares will have the right to 1 (one) vote at the decisions of the General Meeting.

Article 7 – The Company will be able to authorize the depository institution in charge of the registration of book entry shares to collect from the shareholder the cost of services related to the transfer of book shares ownership, observing the limits set forth by the Securities Commission.

Article 8 – In case of a capital increase, the shareholders are granted the right of preference for the subscription of shares corresponding to the increase, at the proportion of the number of shares owned, observing the provisions of Article 171 of Law n.° 6.404/76 and its alterations.

Article 9 – The shares that are a part of the shareholding control of the Company cannot be transferred, granted or, in any way disposed, direct or indirectly, for free or with onus, without the prior and express consent of Agência Nacional de Energia Elétrica – ANEEL.

Sole Paragraph – In case of full or partial transfer of shares that are a part of the shareholding control, the new controlling shareholder(s) should sing a term of agreement and submission to the clauses of the Concession Contract for the Use of a Public Asset for the Generation of Electric Energy signed between the Company and the Granting Power and to the legal and regulating standards of the concession.

Article 10 – The Company is a public corporation and should maintain such characteristics for the full duration of the concession for the use of a of a public assets for the generation of electric energy that was granted to it by the Granting Power, except in the occurrence of a legal requirement, and its shares should be negotiated in Stock Exchanges.

Chapter III – The Company's Bodies

Article 11 – The following are the Company's bodies:

I – The General Meeting;

II – The Board of Directors ;

III – The Management Committee;

IV – The Management;

V – The Fiscal Council.

Section I – The General Meeting

Article 12 – The General Meeting will meet ordinarily until the 30th of April of each ear, as provided for by law, in order to examine the management accounts relating to the last fiscal year; examine, discuss and vote the financial statements; decide on the use of the net profits for the year and the dividend distribution; and elect, when it is the case, the members of the Board of Directors, setting forth their respective fees.

Article 13 – The General Meeting will extraordinarily meet, every time the interest of the company so requires and to adopt the resolutions deemed convenient to its protection and development within the private jurisdictions that are granted to it by law and of all faculties that the Bylaws have not expressly conferred to other bodies of the Management, in special, to deliberate on the following:

I – the capital reduction or increase, spin-off, merger, transformation or incorporation of the Society, as well as its subsidiary companies and the liquidation, dissolution and extinguishment of same or any corporate reorganization act provided for by law;

II – a change to the purpose of the Company pursuant to the law and upon prior and express authorization by Agência Nacional de Energia Elétrica – ANEEL;

III – the waiver to share subscription rights;

IV – the exchange of shares for any other securities issued by the Company or its subsidiary companies; and

V – the instating of the Fiscal Council, pursuant to these Bylaws.

Article 14 – The General Meeting, except when otherwise provided for by the legislation in force and these Bylaws, will be called for by the Board of Directors or shareholders, pursuant to the law.

Sole Paragraph – within the authorized capital limit, the General Meeting can approve the grant of share purchase option, as provided for by Lei n.° 6,404/76 and its alterations.

Article 15 – The General Meeting will be chaired by the Chairman of the Board of Directors or its substitute who will choose the Secretary.

Sole Paragraph – The exercise of the voting right in General Meetings, will be subject, when it is the case, to the conditions set forth in the Brasiliana Energia S.A Shareholders' Agreement entered into on December 22, 2003 and filed at the Company's headquarters.

Section II – The Board of Directors

Article 16 – The Board of Directors will comprise at least 5 (five) effective members and 11 (eleven) at the most, and the same number of substitute members, maintaining an odd number of members, all shareholders elected by the General Meeting.

Paragraph 1 – The Board of Directors will have 1 (one) Chairman and 1 (one) Vice-Chairman elected by the Board of Directors.

Paragraph 2 – The fees and other advantages of the Board of Directors will be set forth by the General Meeting.

Article 17 – The mandate of the members of the Board of Directors will be 3 (three) years, reelection permitted.

Sole Paragraph – At the conclusion of the term of the mandate, the members of the Board of Directors will remain in their position until their successors take office.

Article 18 – The members of the Board of Directors will be take office upon the signing of the office taking term, transcribed to the book of minutes of the Board of Directors.

Article 19 – In case of vacancy of the position of any effective or substitute Board of Directors member, his/her substitute will be appointed by the General Meeting and will remain in that position until the end of the remaining period of his/her mandate. A General Meeting should be held within a maximum period of 30 (thirty) days counting from the event, to elect his/her substitute, being that the substitute members of the Board of Directors should replace the respective effective members who left the position until a new member is elected to tale the position.

Paragraph 1 - The Chairman of the Board of Directors will be replaced when temporarily unable, by the Vice-Chairman, or if he/she is unavailable, by another Board Member indicated by same, and in the lack of an indication, by choice of the other Board members.

Paragraph 2 – In case of vacancy of the position of Chairman of the Board, the Vice-Chairman will take over and will remain in that position until the Board of Directors

chooses the new title holder, being that the substitute members will remain in office until the end of the mandate.

<u>**Article 20**</u> – It if the Board of Directors' Responsibility

I – set forth the general guidelines for the businesses of the Corporation;

II – elect and remove from office the members of the Company's Management, setting forth their responsibilities;

III – inspect the management of the directors, examine, at any time, the books and paperwork of the Corporation, request information on agreements entered into or about to be entered into and carry out any other actions;

IV – call for General Meetings in the cases provided for by law or when deemed necessary;

V – give an opinion in regards to the Management Report, Financial Statements and directors' accounts;

VI – approve, at the beginning of each year, the annual and 5-year Business Plans, which will comprise the annual and multi-annual budgets, all capital investment plans, the strategic plans and programs for the maintenance of the Company's facilities, as well as to review of same;

VII – select or dismiss Independent Accountants;

VIII – submit to the General Meeting, any proposals for changes to the Bylaws;

IX – deliberate on the issue, placement, price and conditions for the payment of shares and subscription bonuses, as well as carry out capital increases, within the limits of the authorized capital;

X – decide on the capital increase, issue, purchase and voiding of shares, pursuant to Paragraphs 2, 5, 6 and 7 of Article 4 hereof;

XI – authorize the commercialization of energy generated by the corporation by way of authorized agents in the electric market;

XII – decide on the issue of promissory notes carrying a security value (commercial papers), setting forth the conditions for each operation;

XIII – decide on the granting, upon an authorization by the General Meeting, of the purchase option of shares to its administrators and employees, or to natural persons that render services to the Corporation reserving the right to preference to shareholders;

XIV – decide on the opening of company's subsidiaries abroad, object of which should not contemplate activities or businesses other than those of the Corporation;

XV – decide on the proposal of plans that provide for management, career, access, advantages and disciplinary regime regarding the company's employees;

XVI – decide on the acquisition of assets included in the company's permanent assets, value of which exceeds 5% (five percent) of the value of said asset, as determined on the balance sheet referring to last year ended;

XVII – decide on cases not mentioned hereunder that may be submitted to it by the Management or determined during a General Meeting;

XVIII – decide on the likeliness of payment of interest on the company's net equity, at the Long Term Interest Rates – TJLP;

XIX – decide on the recording of interim dividends, on the accumulated profits account or profit reserve existing in the latest annual or half-yearly balance sheet;

XX – decide on the recording of interim dividends for periods smaller than 1 (one) semester, provided that total dividends paid on each semester of the year does not exceed the total capital reserves as provided for in § 1 of Article 182 of Law n.° 6,404/76;

XXI – decide on the prepayment, at any time, of dividends, to the debit of the capital reserve account, as provided for in Article 17, § 5 and 200, clause V of the Corporate Law; and

XXII – decide on the sale of treasury stock.

XXIII – decide on the entering into any agreements, documents, bonds, capital instruments or investments, financings, loans, barters, the granting of guarantees of any sort and taking of obligations on behalf of third parties in an annual value higher than, jointly or separately, R$20,000,000.00 (twenty million reais), except in the following cases: (i) if the energy purchase and sale agreements entered into with third parties who are not directly or indirectly controlled by the Company and its affiliated companies and (ii) same are specified in the Annual Business Plan;

XXIV – decide on the sale, lease, grant, transfer, liquidation or other provision, of any assets or share of the Company by a price exceeding, jointly, or separately, R$20,000,000.00 (twenty million reais), except in the following cases: (i) same are specified in the Annual Business Plan; and (ii) if the energy purchase and sale agreements entered into with third parties who are not directly or indirectly controlled by the Company and its affiliated companies;

XXV – decide on the liquidation, sale, transfer or disposal of assets included in the company's permanent assets, total annual value of which is higher than R$20,000,000.00

(twenty million reais), as well as mortgages, encumbrances or any burdens on such assets provided that same are not specified in the Company's Annual Business Plan;

XXVI – decide on the entering into any commercial agreements, operations or associations or arrangements of any sort, as well as changes to same, with directly or indirectly controlled or colligated companies or any other related parties, except when approved in the Company's Annual Business Plan;

XXVII – decide on the entering into any technical assistance agreements, operations or contracts or service supply with foreign companies;

XXVIII – approve the internal rules for the Board of Directors and Fiscal Council;

XXIX – approve the issue of any documents, bonds, shares or other securities by the Company, public or private, as well as the entering into agreements by the Company or granting of any rights to third parties (or any subsequent changes to same), that might give the holder or beneficiary the right to subscribe or acquire documents, bonds, shares and other securities included in the Company's equity or of its own issue;

Article 21 - The Board of Directors will meet whenever call for by the Chairman or its members, being that such call can be requested, when justifiable, by any member of the Board. The Board of Directors' meetings can only be considered as validly carried out if they count with the attendance of the majority of the effective Board Members or their substitutes.

Paragraph 1 - The Board of Directors will meet upon the attendance of the majority of its members and will deliberate by the vote of the majority attending the meeting, having the Chairman, further to his own vote, the right to the quality vote. However, the exercise of the right to vote in Board of Directors' Meetings is subject, when it is the case, to the conditions set forth in the Shareholders' Agreement of Brasiliana Energia S.A., entered into on December, 22, 2003 and filed ant the Company's headquarters.

Paragraph 2 - The Board of Directors' Meetings will be called for upon the call in writing, with a minimum of 08 (eight) days in advance, for he first call, and)3 (three) days, for the second call, with the specification of the date, time, and place of the meeting, as well as the subjects to be discussed.

Section III – The Management Committee

Article 22 – The Management Committee for Investments and Operating Policies (Management Committee) that will act jointly with the Board of Directors and the Company's Management, will perform as consultants for the Board of Directors.

Paragraph One – The Management Committee will run permanently and will comprise 06 (six) members, appointed as per the Shareholders' Agreement of Brasiliana Energia S.A. entered into on December 22, 2003 and filed at the Company's headquarters.

Paragraph Two – It is the responsibility of the Management Committee to: (i) analyze the proposals for the Annual Business Plan; (ii) analyze the proposals for investment plans in the expansion, replacement and improvements to the facilities, programming and budget of Company's operation and maintenance; (iii) follow up the development of the Company's performance indexes; (iv) check the adequate service supply of the Company, in compliance with the standards demanded by the regulatory body; and (v) follow up the execution of the Annual Business Plan, as well as the analysis of all issues involving technical-operating , legal, administrative, economic-financial, environmental and social strategic and relevant aspects.

Section IV – The Management

Article 23 – The Company will be managed by a Management comprising up to 7 (seven) member directors, being 1 (one) President Director, 1 (one) Vice-President Director and the others without a specific denomination, amongst which one who will carry out the job of Director for Relations with Investors. The members of the Management will carry out their jobs according to the responsibilities set forth in these Bylaws.

Sole Paragraph – The fees and other advantages of the members of the Management will be set forth by the General Meeting.

Article 24 – The mandate of the members of the Management will be 3 (three) years, their reelection being permitted.

Sole Paragraph – When the term of their mandates is over, the members of the Management will remain at their position until their successors take office.

Article 25 – The members of the management will take office upon the signing of the empowerment term, transcribed to the book of minutes of the Management meetings.

Article 26 – In case of vacancy of the position of any member of the Management, for any reason, except for that of Company's President Director the substitute member that will carry out that job until the end of his/her mandate will be appointed by same, "ad referendum" by the Board of Directors.

Article 27 – It is the responsibility of the Management, in a meeting and by a decision by the majority to:

I – practice all acts necessary for the regular running of the Company;

II – approve the internal rules and regulations of the Company;

III – propose to the Board of Directors the basic guidelines that should be appreciated by same;

IV – submit to the Board of Directors proposals for capital increase and reform of the Company's Bylaws;

V – draw up the plans for the issue of securities to be submitted to the Board of Directors;

VI – draw up the estimates of revenues, general expenses and forecast of investments by the Corporation at each year, to be submitted to the Board of Directors;

VII – authorize the disposal or acquisitions of assets included in the permanent assets, value of which is lower than 5% (five percent) of the value of the same asset, as determined in the Balance Sheet relative to the last year ended;

VIII – present to the Board of Directors the financial statements for the year and annual and multi-annual economic-financial plans and budgets as well as the execution of works;

IX – decide on the opening of subsidiaries of the Corporation, in the Country, purpose of which does not contemplate activities or businesses strange to the object of the Corporation;

X – decide on the participation of the Corporation in bidding processes.

XI – decide on the selection, hiring and dismissal of administrators of subsidiaries.

Sole Paragraph – the Management should make available all information requested by the members of the Management Committee and the Board of Directors.

Article 28 – In the exercise of the Management jobs, it is the responsibility of;

I – the Company's President Director to:

a) Preside all the businesses carried out at his/her level of decision;
b) Supervise the Company's general policy set forth by the Board of Directors;
c) Call for and preside all the work of the Management meetings;
d) Coordinate the Management activities;
e) Grant temporary leaves to the member of the Management, appointing a substitute to carry out the substituted member in his/her absence;
f) Approve the definitions and alterations to the organizational structure;
g) guide the drawing up of the Company's budgets as to limits and internal and external conditions of same;
h) Guide the sector performance plans by the Management;

i) Coordinate the legal and the relations activities of the Company; and

j) Coordinate the meeting and the relations with the governmental bodies, the Board of Directors and the Fiscal Council, when called for.

II – the Director for Relations with Investors:

a) Represent the Company at the relations with the financial and capital markets, internal and external, being accountable for the supply of information to the Securities Commission - CVM and the Stock Exchanges.

Article 29 – The Management will meet upon a call by the Company's President Director with the attendance of the majority of its members.

Paragraph 1 – The decisions by the Management will be made by majority of votes by the members attending the meeting, being that the Company's President Director has both his own vote and the quality vote.

Paragraph 2 - It will be the responsibility of any member of the Management, except for legal and statutory jurisdictions, to represent the Company Judicially and extra-judicially.

Paragraph 3 – The documents involving the Company's financial responsibility or that exempt third parties for any responsibilities will include the signature of 2 (two) members of the Management, 1 (one) member and 1 (one) attorney-in-fact, or 2 (two) attorneys-in-fact with special powers, within the limits and conditions set forth by the Management.

Paragraph 4 – The Management can also appoint one or more attorneys-in-fact, "ad judicia", or for the specific purpose of endorsing checks for deposits in the Company's bank account; issue payment orders within the limits and conditions set forth by the Management; sign labor contracts and receive on behalf of the Company summons, notices and legal notices.

Article 30 – It is the responsibility of any member of the Management to carry out the tasks that will be set forth for that purpose by the Board of Directors, in addition to exercising the powers granted to same by these Bylaws.

Article 31 – The President Director will be substituted, when temporarily unable, by the Vice-President Director, or if the latter is lacking, by another member of the Management appointed by him/her and in case there is no appointment, by the selection of the other members of the Management.

Section V – The Fiscal Council

Article 32 – The Company will have a non-permanent Fiscal Council, who will carry out the tasks imposed by law and that will only meet upon the request of shareholders representing at least 10% (tem percent) of the shares with voting rights or 5% (five percent)

of the shares without voting rights.

Sole Paragraph - The Fiscal Council will comprise at least 3 (three) and at the most 5 (five) effective members and the same number of substitutes, with a 1 (one) year mandate, elected at the General Meeting which will also set forth their respective remuneration, being their reelection permitted.

Article 33 – In case of vacancy of an effective member position or unavailability of same, the respective substitute shall be called.

Chapter IV – The Fiscal Year

Article 34 – The Fiscal Year will start on January 1st and will end on December 31 of each year. On June 30 and at the end of the year, a Company's balance sheet will be drawn as well as the other Financial Statements provided for by Law n.° 6.404/76 and other standards applicable.

Sole Paragraph – The distribution of income determine don June 30 and December 31 of each year will be made half early or in periods shorter than six months, in case the Board of Directors decides on the distribution of interim dividends, as provided for in these Bylaws, base don a special balance sheet drawn up for that purpose.

Article 35 – As to results, in addition to the specific legal standards, the following rules will be complied with:

I – of the income for the year, the accumulated losses and the provision for income tax will be deduced, resources of which will be used as follows:

a) 5% (five percent) for the creation of a legal reserve, up to the maximum amount provided for by law;

b) 25% (twenty five per cent) for the payment of the mandatory dividend as provided for in Article 202 of Law n.° 6.404/76, and

c) Upon the proposal by the Management, being the Board of Directors' opinion heard, the remaining balance will be distributed to shareholders as approved by the Shareholders' General Meeting.

II – the remaining balance of profits will be fully used as proposed in the financial statements, assuming that same are approved by the General Meeting.

Paragraph 1 – The dividend referred to in clause (b) hereof will not be mandatory in the year where the Management informs to the General Meeting that same is not compatible with the Company's financial situation.

Paragraph 2 – The payment of interest on own capital can be deduced from the amount of

dividends to be paid.

Chapter V – The Liquidation

Article 36 – The Company will be liquidates in the cases provided for by law, and it is the responsibility of the General Meeting to decide the liquidation mode, appoint the liquidating agent, and elect the Fiscal Council that should be in place during the liquidation period.

Chapter VI – Shareholders' Agreement

Article 37 – The Company should comply with all the shareholders' agreements filed in its headquarters, and the Chairmen of General Meeting should deny the recording of votes contrary to the terms of same. The Shareholders' Agreement of Brasiliana Energia S.A., entered on December 22, 2003 is filed in the Company's headquarters.

Chapter VII – The General Provisions

Article 38 – The Company will maintain a private Social Security Plan for its employees.

Article 39 – The holders of the Company's shareholding control will ensure that 1 (one) member of the Company's Board of Directors be elected by its employees, in case the shares same hold are not sufficient to assure such election pursuant to the corporate law, without prejudice to the representation that, in accordance with the same legislation, may be held by the other Company's shareholders, being certain that, once that representation ensured by the corporate law is gained on the part of employees, that obligation should loose effect.

Article 40 – The holders of the Company's shareholding control commit to loyally comply with all the special determinations and obligations provided for by Notice n.° SF/002/99 and the Concession Contract for the Use of a Public Asset for the Generation of Electric Energy signed between the Granting Power and the Company, with the intervening of its controllers.

Article 41 – The Company will be regulated by these Bylaws and by the applicable legislation in force.

FREE TRANSLATIONS OF:

DISCLOSURE OF MATERIAL EVENT

HEDGING-GRIFFO CORRETORA DE VALORES S.A., registered in the Corporate Taxpayer Registry CNPJ/MF under number 61.809.182/0001-30 and HEDGING-GRIFFO ASSET MANAGEMENT, in the Corporate Taxpayer Registry CNPJ/MF under number 68.328.632/0001-12, both with head office in Sao Paulo/SP, pursuant to the provisions of CVM Instruction number 358/2002, inform the group of funds managed by same, reached, by way of operations carried out in Stock Exchanges, on April 2, 2004 the total amount of 2,601,510,000 ordinary shares issued by AES TIETÊ S.A, which correspond to a 5.36% shareholding in that class of Company's shares.
The management clarifies that the acquisition of the aforementioned shareholding does not aim at altering the management, the shareholding structure or the regular running of the Company, but represents a strategy of management of the funds that the companies manage.

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF Nº: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON APRIL 8, 2004

1. **DATE, TIME AND PLACE:** On the 8th of April, 2004, at 11:00 a.m. at the company'sheadquarters, located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine, Edifício Berrini 500, Brooklin Novo, CEP 04571-100.

2. **ATTENDANCE AND CALL:** meeting called pursuant to the provisions of the Company's Bylaws, being all members of the Board of Directors present.

3. **THE TABLE:** Chairman Mr. Demóstenes Barbosa da Silva, and Secretary Sílvia Maria Ribeiro Lopes.

4. **ORDER OF THE DAY:** **(a)** analysis of the economic-financial plans and budgets and the execution of annual and multi-annual works drawn up by the Management; **(b)** ratify the report on the realization of fiscal credits; **(c)** election of Company's Directors; **(d)** approval of the Company's information disclosure policies; **(e)** selection of the Company's advertising media; **(f)** approval of the Company's Independent Accountants; **(g)** approval of the call for a Company's Ordinary and Extraordinary Shareholders' Meetings; and **(h)** other matters of the interest of the Company.

5. **DELIBERATIONS:** Meeting started, and after discussions on the matter, the members of the Board of Directors unanimously decide to:

(a) postpone the analysis of the analysis of the economic-financial plans and budgets and the execution of annual and multi-annual works drawn up by the Management, which will be carried out in a new Board of Directors' meeting;

(b) with the abstention of voting by the Board Member Lidiane Delesderrier Gonçalves, ratify the report on the realization of fiscal credits as drawn up by the Company's Management;

(c) with the abstention of voting by the Board Member Lidiane Delesderrier Gonçalves, elect Mr. **Eduardo José Bernini**, a Brazilian citizen, married, economist, bearer of the Identity Card RG n° 6.963.850, inscribed in the Taxpayer Registry CPF/MF under number 943.941.648/34, with residence and abode in the City of Sao Paulo, State of Sao Paulo, with office at Praça Professor José Lannes, 40 – 17th floor, Edifício Berrini 500, Brooklin Novo, CEP: 04571-100, to take the position of Director President; Mr. **Mark Eugene Green**, North-American citizen, married, engineer, with residence and abode, in the city of Sao Paulo, State of Sao Paulo, with office at Praça Professor José Lannes, 40, 17th floor, in the city of Sao Paulo, State of Sao Paulo, CEP 04571-100, bearer of Identity Card RNE n.° V 258656-0, inscribed in the Taxpayer Registry CPF/MF under number 054.794.337-76, for the position of Director Vice-President; **Miss Andrea Cristina Ruschmann**, a Brazilian citizen, unmarried, business administrator, with residence and abode in the City of Sao Paulo, State of Sao Paulo, bearer of Identity Card RG n° 14.412.858 (SSP/SP), inscribed in the Taxpayer Registry CPF/MF under number 118.448.918-10, with office at Praça Professor José Lannes, 40, 14th floor, in the City of Sao Paulo, State of Sao Paulo, CEP 04571-100, for the position of Director for Finances and Relations with investors; and for the position of directors without any specific designation Mr. **Jeffery Atwood Safford**, a North-American citizen, married, businessman, bearer of North-American passport n° 016689041 and identity Card RNE n° V365071-H, inscribed in the Taxpayer Registry CPF/MF under number 229.902.218-08, with residence and abode in the City of Sao Paulo, State of Sao Paulo with office at Praça Professor José Lannes, 40, 14th floor, in the City of Sao Paulo, State of Sao Paulo, CEP 04571-100; Mr **Luiz Carlos Ciocchi,** a Brazilian citizen, married, engineer, bearer of Identity Card RG n° 11.321.719-5 (SSP/SP), inscribed in the Taxpayer Registry CPF/MF under number 374.232.237-00, with residence and abode in the City of Sao Paulo, State of Sao Paulo with office at Praça Professor José Lannes, 40, 14th floor, in the City of Sao Paulo, State of Sao Paulo,, CEP 04571-100; and Mr. **Ricardo Antônio Gobbi Lima**, a Brazilian citizen, married, physicist, bearer of Identity Card RG n° 8.724.108 (SSP/SP), inscribed in the Taxpayer Registry CPF/MF under number 035.004.138-54, with residence and abode in the City of Sao Paulo, State of Sao Paulo with office at Praça Professor José Lannes, 40, 14th floor, in the City of Sao Paulo, State of Sao Paulo, CEP 04571-100, all with a three-year mandate counting from this date, due to the renounce of Company's Directors on this date. The office taking of the Members of the Management hereby elected is subject to (i) the presentation of a declaration of non-impediment as provided for the applicable legislation; and (ii) the signing of the empowerment term, transcribed to the appropriate book. Also approved was the creation of the title of Non-Statutory Director for Regulation and Institutional Relations, to which Mr. **Demóstenes Barbosa da Silva**, a Brazilian citizen, married, engineer, bearer of Identity Card RG n°

1.835.961 (SSP/DF), inscribed in the Taxpayer Registry CPF/MF under number 167.476.311-53 with residence and abode in the City of Sao Paulo, State of Sao Paulo with office at Praça Professor José Lannes, 40, 17th floor, in the City of Sao Paulo, State of Sao Paulo, CEP 04571-100, was appointed. The Board Member Eduardo José Bernini, followed by the other members, made his appreciation known and thanked all Company's directors who carried out their mandates until this date and pointed out that the changes approved hereunder envisage to increase the efficiency ability of the Company;

(d) unanimously approve, with the alteration of the wording of its respective item 1.1., according to a suggestion by the Board Member Wilson Marques de Almeida, the 1st Review of the Policy for the Disclosure of Relevant Information and Maintenance of Confidentiality regarding Company's Relevant Information, which will be communicated to the Securities Commission –CVM, and to the Sao Paulo Exchange - Bovespa, pursuant to the provisions of article 17 of CVM Instruction n° 358/02;

(e) unanimously approve the alteration of the media vehicle of broad circulation where the Company's legal publications are made, which will hereafter be the Newspaper Valor Econômico;

(f) unanimously, with the abstention to vote by Board Member Wilson Marques de Almeida, approve the appointment of Ernst & Young Auditores Independentes S/S as Company's Independent Accountants; and

(g) unanimously approve the call for a Ordinary and Extraordinary Shareholders' Meetings to be held on April 27, 2004, at 9:00 a.m., to decide (i) in the Ordinary Shareholders' Meetings, on the matters provided for by law; and (ii) in the Extraordinary Shareholders' Meetings on the re-ratification of the procedures adopted for the incorporation of AES Gás Empreendimentos Ltda. and respective protocol by the Company.

6. **CLOSING:** having no further matters to be discussed, the Chairman closed the meeting, being these minutes transcribed, signed by all, deemed correct and signed.

SÃo Paulo, April 8, 2004.

Original document signed by:

Demóstenes Barbosa da Silva – Chairman
Silvia Maria Ribeiro Lopes – Secretary

Board of Directors' Members

Mark Eugene Green
Eduardo José Bernini
Demóstenes Barbosa da Silva
Andrea Cristina Ruschmann
Wilson Marques de Almeida
Lidiane Delesderrier Gonçalves

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ/MF no. 02.998.609/0001-27

NIRE 35.300.170.555

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS HELD ON APRIL 27, 2004

1. DATE, TIME AND PLACE: on the 27th day of April, 2004, at 9:00 a.m., at the company's headquarters located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine.

2. CALL: Call notice published in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), on the 9th, 13th, and 14th of April, 2004 and on the newspaper "Gazeta Mercantil" on the 12th, 13th and 14the of April, 2004.

3. ATTEDANCE: shareholders representing more than 2/3 (two thirds) of the company's capital, as per the signatures on the Shareholders' Book of Attendance, as well as the Company's Independent Auditors, Deloitte Touche Tohmatsu, represented by Mrs. Iara Pasian and Mr. Flávio Pereira da Silva.

4. THE TABLE: Chairman – Demóstenes Barbosa da Silva; Secretary — Silvia Maria Ribeiro Lopes.

5. ORDER OF THE DAY: In the Ordinary Shareholders' Meeting **(a)** the analysis of the management accounts, Financial Statements, Proposal for the Use of Net Income and Management Report regarding the year ended on December 31st, 2003; **(b)** establish the global annual company's Board Members' remuneration; **(c)** appointing the company's independent accountants; **(d)** choice of the vehicle for Company's official publications; **(e)** election of Board of Directors' members; **(f)** election of Fiscal Council members. In the Extraordinary Shareholders' Meeting: **(a)** re-ratification of the procedures elected at the incorporation, by the corporation,

of AES Gás Empreendimentos Ltda., as well as the respective protocol, with a view at meeting the determination included in Dispatch number 327 06.04.2003, Official Letter number 2103 of 12.16.2003 and Official Letter number 87 of 01.16.2004 by Agência Nacional de Energia Elétrica – ANEEL.

6. DELIBERATIONS: The shareholders attending the meeting unanimously decided in the Ordinary Shareholders' Meeting to, draw up these minutes in the form of a summary of the development of facts, in compliance with the provisions of article 130, § 1, of the Brazilian Corporate Law no. 6,404/1976.

6.1. Starting discussions regarding matters included in the Order of the Day of the Ordinary Shareholders' Meeting, relating to item **(a)** of the Order of the Day, the shareholders attending the meeting unanimously decided to fully approve the management accounts, the Financial Statements and the Management Report, relating to the year ended on December 31st, 2003, and in regards to the Use of the Net Profit relating to the year ended on December 31st, 2003, approve the proposal by the Management to destinate, of the R$195,371,272.13 (one hundred and ninety five million, three hundred and seventy one thousand, two hundred and seventy two reais and thirteen cents) of the company's net income for the year, R$9,768,563.61 (nine million, seven hundred and sixty eight thousand, five hundred and sixty three reais and sixty one cents) for the recording of a legal reserve account and R$87,434,854.92 (eighty seven million, four hundred and thirty four thousand, eight hundred and fifty four reais and ninety two cents) for the distribution of dividends, since the total value of the net profits for the year, amounting to R$98,167,853.60 (ninety eight million, one hundred and sixty seven thousand, eight hundred and fifty three reais and sixty cents) has already been distributed to shareholders in the form of intermediary dividends and interest on capital, being also clarified that the dividends due to the controlling shareholder AES Tietê Empreendimentos S.A. will be maintained at the Company for the payment of the Loan Agreement signed in December 2002, pursuant to the provisions of the 1st Amendment Term to the Loan Agreement. Going to item **(b)** of the Order of the Day, the shareholders attending the meeting unanimously decided to approve the proposal by the shareholder AES Tietê

Empreendimentos S.A. to use the global annual amount of R$3,710,000.00 (three million, seven hundred and tem reais) for the remuneration of the members of the company's management in 2004. As to item **(c)** of the Order of the Day, the shareholders attending the meeting unanimously decided to, with the abstention to vote by the shareholders mentioned in items 25 and 26 of the Book of Attendance of Shareholders, approve the appointment of Ernst & Young Auditores Independentes S/S as the company's independent accountants. The shareholder AES Tietê Empreendimentos S.A. caused to include in these the company's thanks to Deloitte Touche Tohmatsu Auditores Independentes, for the relevant services rendered to the company. As to item **(d)** of the Order of the Day, the shareholders attending the meeting unanimously decided to approve the alteration of the wide-reaching advertising vehicle where the company's legal advertisements are published, which from now onwards will be the newspaper Valor Econômico. Going to item **(e)** of the Order of the Day, that deals with the election of the members of the Board of Directors, initially the Chairman of the meeting clarified that the shareholder Banco do Estado de São Paulo S.A. – Banespa, holder of 19.54% (nineteen point fifty four percent) of the Company's total capital, requested the presentation of the triple list drawn up by the controlling shareholder, pursuant to the provisions of Paragraph 4 of Article 8 of Law 10,303/01, for the purpose of the election of a Board of Directors member, voted separately, pursuant to Article 141, Paragraph 4, Item II, of the Corporate Law, as altered. Clarifications presented, the separate voting was opened, without the participation of the controlling shareholders, for the election of a Board of Directors' member by preferred shareholders holding more than 10% (ten percent) of the company's total capital, pursuant to the terms of Article 141, Paragraph 4, Item II, of the Corporate Law. Subsequent to the presentation of the triple list by the controlling shareholder, the preferred shareholders elected for the position of the company's Board of Directors effective member, in substitution of Mr. Willian R. Luraschi and to conclude the mandate in force that will end on November 25, 2005, Mr. **Pedro Roberto Cauvilla,** Brazilian, married, economist, Identification Card no. 3,987,711-5 (SSP/SP), registered in the Taxpayer Registry CPF/MF under 042,133,198-49, with residence in the city of São Paulo, State of São Paulo, at Rua Acajú, 413, Jardim Têxtil, CEP: 03413-020, being that the substitute's position is still vacant. Continuing and in view of the renounce presented on this date by the

Board Members Andrea Cristina Ruschmann and Demóstenes Barbosa da Silva, the shareholders attending the meeting unanimously decided to, with the abstention to vote by the shareholders mentioned in items 1 to 20 of the Book of Shareholders' Attendance, elect (i) for the position of effective member of the company's Board of Directors, in substitution of Mr. Paul Thaddeus Hanrahan, **Mr. Joseph C. Brandt**, North-American, married, business administrator, passport n° 017079865, with residence at 218 Park Street NE, Vienna, VA 22180, United States of America, and as his substitute **Mr. Luiz Carlos Ciocchi**, Brazilian, married, engineer, Identity Card no. 11,321,719 (SSP/SP), registered at the Taxpayer Registry CPF/MF under no. 374,232,237-00, with residence in the city of São Paulo, State of São Paulo, with office at Praça Professor José Lannes, 40, 17th floor, Edifício Berrini 500, Brooklin Novo, CEP 04571-100, São Paulo - SP; (ii) for the position of effective member of the company's Board of Directors, in substitution of Andrea Cristina Ruschmann, **Mr. Andrés Ricardo Gluski Weilert**, Venezuelan, married, passport no. 6024620, residing at Av. Vollmer, Edif. Electricidad de Caracas, Central Tower, 17th floor, San Bernardino, Apartado, Postal 1010-A, Caracas, Venezuela, and as his substitute, Mr. **Pedro Paulo Schmidt**, Brazilian, married, electric industry employee, Identity Card RG no. 4001543406 (SSP/RS), registered at the Taxpayer Registry CPF/MF under no. 199,692,360-91, with residence in the city of Porto Alegre, State of Rio Grande do Sul, with Office at Rua Dona Laura, 320, 14th floor, Porto Alegre - RS; (iii) for the position of effective member of the company's Board of Directors , in substitution of Mr. Demóstenes Barbosa da Silva, **Mr. Eduardo Daniel Dutrey**, Argentinean, married, passport no. 13214635, residing at Av. A. Moreau do Justo, 1080, 1st floor, Dpto. Granado (CP1107), Buenos Aires, Argentina, and as his substitute **Mr. Antonio Carlos de Oliveira**, Brazilian, married, business administrator, Identity Card no. 30.866.264-14 (SSP/RS), registered at the Taxpayer Registry CPF/MF under number 394.083.967-15, with residence in the city of Porto Alegre, State of Rio Grande do Sul, with Office at Rua Dona Laura, 320, 14th floor, Porto Alegre - RS; (iv) for the position of effective member of the company's Board of Directors, in substitution of Mr. Mark S. Fitzpatrick, **Mr. Luis Felipe Céron**, Chilean citizen, married, passport no. 6375799-3, residing at Rua Mariano Sanchez Fontecilla, 310, 3rd floor, Las Condes, Santiago do Chile, and as his substitute **Mr. Cyro Vicente Boccuzzi**, Brazilian, married, engineer, Identity Card no. 11,605,520

(SSP/SP), registered at the Taxpayer Registry CPF/MF under number 053,466,778-36, with residence in the city of São Paulo, State of São Paulo, with office at Praça Professor José Lannes, 40, 17th floor, Edifício Berrini 500, Brooklin Novo, CEP 04571-100, São Paulo - SP; (v) for the position of effective member of the company's Board of Directors, in substitution of Mr. Evgeny Romanov, **Mr. Peter Greiner,** naturalized Brazilian, married, engineer, Identity Card no. 2525235 (SSP/SP), inscribed in the to Taxpayer Registry CPF/MF under number 026,649,508-78 with residence in the city of São Paulo, State of São Paulo, at Rua das Açucenas, 290, Cidade Jardim, CEP 05673-040, being the position of substitute member still vacant; (vi) for the position of effective member of the company's Board of Directors, in substitution of Mr. Rahul Ramesh (Sonny) Lulla, **Mr. Charles Lenzi,** Brazilian, married, engineer, Identity Card no. 100,591,583-8 (SSP/RS), inscribed in the Taxpayer Registry CPF/MF under number 276,937,750-72 with residence in the city of Porto Alegre, State of Rio Grande do Sul, with office at Rua Dona Laura, 320, 14th floor, Porto Alegre - RS, CEP: 90430-090, being the position of substitute member still vacant; and (vii) elect as a substitute member of **Mr. Eduardo José Bernini**, elected as effective member of the company's Board of Directors at the Extraordinary Shareholders' Meeting held on December 16, 2003, **Mr. Roberto Mário Di Nardo** Brazilian, married, business administrator, Identity Card no. 6,422,238 (SSP/SP), registered at the Taxpayer Registry CPF/MF under number 007,690.628-06, with residence in the city of São Paulo, State of Paulo, with office at Praça Professor José Lannes, 40, 17th floor, Edifício Berrini 500, Brooklin Novo, CEP 04571-100, São Paulo - SP. It is also hereby clarified that all members of the Board of Directors are being elected to complete the mandates in force, which end on November 25, 2005. The office taking of the members of the Board of Directors hereby elected is subject to (i) the acquisition of one share of the company; (ii) the presentation of a statement of non-impediment, pursuant to the applicable legislation; (iii) the signing of the empowerment term transcribed on the company's appropriate book; and (iv) where applicable, the grant of a proxy pursuant to the terms of art. 146, paragraph 2 of the Corporate Law. The shareholder AES Tietê Empreendimentos S.A. caused to include herein their thanks to the Board members now leaving their positions for the relevant services rendered to the company. Going into item **(f)** of the Order of the Day the shareholders attending the meeting

unanimously decided to approve the installation of the Company's Fiscal Council, being elected for the position of members of the Fiscal Board: (i) **Mr. Nelson Tucci**, Brazilian, married, engineer, Identity Card n° 6,930,712 (SSP/SP), registered at the Taxpayer Registry CPF/MF under number 064,576,668-25, with residence in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Rua Chile, 100, 21st floor, Rio de Janeiro, RJ, being the position of substitute member still vacant; (ii) **Mr. Leandro Badini Villar**, Brazilian, married accountant, with residence in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Rua Chile, 100, 11th floor, Rio de Janeiro, RJ, bearer of Identity card n° 073333-0/CRC-RJ, registered at the Taxpayer Registry CPF/MF under number 014,691,817-70, being the position of substitute member still vacant; (iii) **Mr. Ricardo Berer**, Brazilian, judicially separated, engineer, with residence in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Rua Chile, 100, 19th floor, Rio de Janeiro, RJ, Identity card n° 28,756-D/CREA-RJ, registered at the Taxpayer Registry CPF/MF under number 28,756-D, being the position of substitute member still vacant. Also elected by the shareholders holding preferred shares, with no voting rights: (iv) **Mr. Reginaldo Antonio Ribeiro**, Brazilian, married, economist, Identity card n° 18,108,147-7 (SSP/SP) and registered at the Taxpayer Registry CPF/MF under number 091,440,778-31, with residence in the city of São Paulo, in the State of São Paulo, with office at Rua Amador Bueno, 474, as an effective member and as his substitute, **Mr. Wilson Luiz Matar**, Brazilian, married, civil engineer, Identity card n. 9,928,569 (SSP/SP) and registered at the Taxpayer Registry CPF/MF under number 042,307,498-99, with residence in the city of São Paulo, in the State of São Paulo, with office at Rua Amador Bueno, 474, São Paulo - SP; and by the shareholders owner of common shares: (v) **Mr. Márcio Luciano Mancini**, Brazilian, single, business administrator, Identity card n° 24,458,714-0 (SSP/SP) and registered at the Taxpayer Registry CPF/MF under number 268,791,478-95, with residence in the city of Campinas, in the State of São Paulo, at Rua Ana Telles Alves de Lima, 106, as an effective member and for his substitute, **Mr. Pedro Luiz Cerize**, Brazilian, married, business administrator, Identity card n. 20,907,272 (SSP/SP), and registered at the Taxpayer Registry CPF/MF under number 774,487,316-53, with residence in the city of São Paulo, in the State of São Paulo, at Rua Livreiro Saraiva, 300, Perdizes, all empowered until the company's next ordinary shareholders' meeting. As to the

remuneration of the members of the Fiscal Council hereby elected the shareholders attending the meeting unanimously decided to approve the amount corresponding to 10% (ten percent) of the average remuneration of each director, not including benefits, amounts for the purpose of representing and participating in the profits, for the remuneration of each member of the Fiscal Council elected hereby.

6.2. Starting the discussion on the matter included in the Order of the Day of the Extraordinary Shareholders' Meeting, regarding item **(a)** of the Order of the Day, the Chairman of the Meeting informed that the company received from ANEEL – Agência Nacional de Energia Elétrica, on December 16, 2003, Official Letter number 2103 and on January 16, 2004 Official Letter number 87, officially establishing, in compliance with its previous determination, a new curve to be used for the amortization of the goodwill relating to the incorporation by the Company, of AES Gás Empreendimentos Ltda. Consequently, the shareholders attending the meeting unanimously decided, with the abstention to vote by the shareholders mentioned in items 1 through 20 and items 25 to 26 of the Shareholders' Book of Attendance, approve the ratification of the procedures adopted in the incorporation by the Company, of AES Gás Empreendimentos Ltda., as described in the "Material Event" dated 03.16.2000 and respective Protocol, which are reflected on the Financial Statements of the company, being such procedures ratified as to the transfer of the balance of the account "goodwill – expectation of future yield", currently classified under deferred assets, to fixed assets – intangible, and the alteration of the goodwill amortization term to 30 (thirty) years, in order to adequate same to the yield curve approved by ANEEL, being that, as the fiscal benefit corresponding to the amortization of the deferred assets recorded by the company is used, the respective special goodwill reserve will be capitalized, pursuant to art. 7, of CVM Instruction nº. 319/99, will be the object of capitalization in favor of the controlling shareholder, as also provided for in paragraph 1 of art. 7 of that Instruction, the preemptive right will always be assured to all minority shareholders, and if that is the case, the amounts to be paid by same will be delivered to the controlling shareholder.

7. CLOSING: having no further matters to be discussed, the Meeting was closed and

adjourned for the time necessary for the transcription of the present minutes. As the session was reopened, these minutes were read and, once approved, they were signed by all those attending the meeting. São Paulo, April 27, 2004. SIGNATURES: Demóstenes Barbosa da Silva – Chairman; Silvia Maria Ribeiro Lopes - Secretary; SHAREHOLDERS: **AES Tietê Empreendimentos S.A.**, by Eduardo José Bernini – Director and Antonio Luiz Barros de Salles – Director; **AES Tietê Participações S.A.**, by Eduardo José Bernini – Director and Antonio Luiz Barros de Salles – Director; **GWI Empreendimentos e Participações Ltda.**, by Ana Luiza Duarte de Barros Dourado – Attorney-in-fact; **GWI Consultoria, Participações e Serviços Ltda.**, by Ana Luiza Duarte de Barros Dourado – Attorney-in-fact; **Mu Hak You**, by Ana Luiza Duarte de Barros Dourado – Attorney-in-fact; **Banco do Estado de São Paulo S.A. – Banespa**, by Gustavo Cecchi Teno Castilho – Attorney-in-fact; **Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas**, by Roberto Mathias – Attorney-in-fact; **AEC – Associação dos Empregados da CESP and Fundação CESP**, by Roberto Mathias – Attorney-in-fact; **Camino – Fundo de Investimento em Ações**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Raphael – Fundo de Investimento em Títulos e Valores Mobiliários**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Beta 14 Fundo de Investimento em Valores Mobiliários**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Verde 14 - Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Verde Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo TOP - Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Master - Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Carteira Administrada Real FIF**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Brazil Fund LLC – Tiete Class**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Star - Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **HG Carteira Administrada Hedge Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging-Griffo Sakura Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **HG Pilar Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging Griffo Turbus – Fundo de Investimento Financeiro**, by Eduardo Cherez

Pavia – Attorney-in-fact; **HG Private Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Hedging-Griffo Mega Hope Fundo de Investimento em Títulos e Valores Mobiliários**, by Eduardo Cherez Pavia – Attorney-in-fact; **Gama HG Fund LLC.**, by Eduardo Cherez Pavia – Attorney-in-fact; **Green HG Fund LLC.**, by Eduardo Cherez Pavia – Attorney-in-fact; **HG Global Macro Master Fund, LP.**, by Eduardo Cherez Pavia – Attorney-in-fact; **HG Hiper - Fundo de Investimento Financeiro**, by Eduardo Cherez Pavia – Attorney-in-fact; **Deloitte Touche Tohmatsu Auditores Independentes:** Iara Pasian and Flávio Pereira da Silva.

FREE TRANSLATION OF:

AES TIETÊ S.A.
A PUBLIC COMPANY
CNPJ/MF N.º 02.998.609/0001-27
NIRE 35.300.170.555

NOTICE TO SHAREHOLDERS

We inform the Shareholders that the Company's Ordinary Shareholders' Meeting held on 04/27/2004, at 9:00 a.m., in its headquarters located at Praça Professor José Lannes, 40, 17th floor, mezzanine, in the City of São Paulo, State of São Paulo, unanimously approved the proposal by the Management for the distribution of dividends from the remaining balance the net profit determined for the fiscal year of 2003, pursuant to Art. 34, sole paragraph of the Company's Bylaws, as follows:

1) Dividend in the amount of R$0,890249 per 1,000 ordinary shares, and R$0,979274 per of 1,000 preferred shares, free from withholding income tax - IRRF, pursuant to article 10 of Law 9,249/95.

2) Dividends due to the controlling shareholder AES Tietê Empreendimentos S.A. will be retained at the Company for the payment of the Loan Agreement signed in December 2002, pursuant to the provisions of the 1st Amendment Term to the Loan Agreement.

3) Those holding Company's shares on the base date of May 7, 2004, will be entitled to the abovementioned dividends, and the Company's shares will hereafter be negotiated in Stock Exchanges in the form of "ex dividends" as from May 10, 2004.

4) Instructions as to the credit of dividends:

4.1 - Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.

4.2– For those shareholders whose registration does not include their inscription in the Taxpayer Registry - CPF/CNPJ, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" (Company Service Division) at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

4.3 - Shareholders users of fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.

4.4 - The payment of dividends will be made as from May 21, 2004.

5) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela - Ground floor

São Paulo, April 27, 2004.

AES TIETÊ S.A.

Original document signed by:

Andrea Cristina Ruschmann
Investor Relations Director

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF n° 02.998.609/0001-27
A Public Company

MATERIAL EVENT

In compliance with the provision of CVM Instruction 358/02, the Management of AES Tietê S.A. (the "Company") informs the public that on April 27, 2004, at the General Extraordinary Meeting, a new curve to be used for the amortization of the premium relating to the incorporation by the Company of AES Gás Empreendimentos Ltda., approved at the General Ordinary and Extraordinary Meeting of 03.30.00, with the purpose of meeting the determination provided for in Official Letter n° 2103 of 12.16.03 and Official Letter n° 87 of 01.16.04, by Agência Nacional de Energia Elétrica – ANEEL, was unanimously approved by all shareholders attending the meeting, becoming thus ratified the procedures adopted for the referred to incorporation described in the Relevant Issue dated 03.16.2000 and the respective Incorporation Protocol that are reflected on the Company's Financial Statements. The new curve set out by ANEEL altered the term for the amortization of the premium from 10 (ten) years to 30 (thirty) years. As the fiscal benefit corresponding to the amortization of the premium recorded by the Company is used, the corresponding installment of the respective special premium reserve will be capitalized, pursuant to art. 7, of CVM Instruction n°. 319/99, to the favor of the controlling shareholder. Also as provided for in paragraph 1° of art. 7° of the abovementioned Instruction, it will always be assured to the other shareholders the right to preference and, if it is the case, the amounts paid by same will be handed to the controlling shareholder. The conditions that will rule the capital increases arising from the capitalization of the special premium reserve will be informed timely.

São Paulo, April 27, 2004.

Original document signed by:

Andréa Cristina Ruschmann
Investor Relations Director

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF Nº: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JULY 19, 2004

1. **DATE, TIME AND PLACE:** on the 19th of July 2004, at 1:30 p.m., at the company's headquarters, located in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine.

2. **ATTENDANCE AND CALL:** Meeting called for as per the Company's Bylaws, being present the following members of the Board of Directors: Eduardo José Bernini, Antonio Carlos de Oliveira, Charles Lenzi, Pedro Paulo Schmidt, Pedro Roberto Cauvilla, Peter Greiner, Tatiana Esteves Natal and Wilson Marques de Almeida. Mr. Ricardo Berer and Mr. Leandro Badini Villar, members of the Company's Fiscal Council were also present.

3. **THE TABLE:** Chairman Mr. Eduardo José Bernini and secretary Mrs. Silvia Maria Ribeiro Lopes.

4. **ORDER OF THE DAY:** **(a)** analyze the distribution proposal by the Management, as dividends of the profit determined in the Company's Balance Sheet as of June 30, 2004; and **(b)** elect the Chairman of the Board of Directors as per the provisions of paragraph 1, article 16 of the Company's Bylaws.

5. **DELIBERATIONS:** Meeting started and after the discussion on the matter, the members of the Board of Directors decided:

> **(a)** subsequent to the analysis of the Company's economic-financial data relating to the first semester of 2004, the Board Members attending the meeting unanimously decided for the distribution as dividends of the total amount of R$66,625,368,24 (sixty six million, six hundred and twenty five thousand, three hundred and sixty eight reais and twenty four cents), corresponding to 50% of the net profit recorded on the Company's Balance Sheet as of June 30, 2004 after discounting the 5% legal reserve, free from withholding income tax, in compliance with article 10 of Law nº 9.249/95, as follows: dividends at the value

of R$0.678370 per 1,000 ordinary shares and R$0.746207 per 1,000 preferred shares. It was also clarified that the dividends due to the controlling shareholder AES Tietê Empreendimentos S.A., will be retained at the Company for the payment of the Loan Agreement signed on December 2002, in compliance with the provisions of the 1st Amendment Term to the Loan Agreement; and

(b) the Board Members attending the meeting approved unanimously, with the abstention to vote by Board Member Tatiana Esteves Natal, to elect Mr. **Joseph C. Brandt**, a North-American citizen, married, business administrator, bearer of passport n° 017079865, with residence and abode at 218 Park Street NE, Vienna, VA 22180, United States of America, to the position of Chairman of the Company's Board of Directors; and

(c) the Chairman made the floor available for those willing to mention other matters of the interest of the Company, time when Board Member Wilson Marques de Almeida mentioned the conclusion of the negotiations with the Workers Union which resulted in a positive proposal, for both the Company and workers.

6. CLOSING: having no further matters to be discussed, the Chairman closed the meeting and these minutes were transcribed, read, deemed correct and signed by all. Sao Paulo, July 19, 2004. SIGNATURES: Eduardo José Bernini – Chairman; Silvia Maria Ribeiro Lopes – Secretary. Members of the Board of Directors: Eduardo José Bernini, Antonio Carlos de Oliveira, Charles Lenzi, Pedro Paulo Schmidt, Pedro Roberto Cauvilla, Peter Greiner, Tatiana Esteves Natal and Wilson Marques de Almeida.

This matches the original transcribed to the appropriate book
São Paulo, July 19, 2004.

Original document signed by:

Eduardo José Bernini - Chairman
Silvia Maria Ribeiro Lopes - Secretary

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.º 02.998.609/0001-27 – NIRE 35.300.170.555

A PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

We inform shareholders that this company, by decision of its Board Members, in a Board of Directors' meeting held on 07/19/2004 at 01:30 p.m.in its headquarters located ata Professor José Lannes, 40, 17th floor, in the City of São Paulo, State of São Paulo, approved the proposal by the Management for the distribution of interim dividends in the amount of R$66,625,368.24 (sixty six million, six hundred and twenty five thousand three hundred and sixty eight reais and twenty four cents), corresponding to 50% of the net profit determined in the Company's Balance Sheet as of June 30, 2004, after discounting the 5% legal reserve free from withholding income tax -pursuant to article 10 of Law nº 9,249/95, as provided for in Art. 343, sole paragraph of the Company's Bylaws to shareholders bearers shares on the base date of. July 29, 2004, as follows

1) Dividend in the amount of R$0.678370 per 1,000 ordinary shares and R$0.746207 per 1,000 preferred shares.

2) Instructions as to the credit of dividends:

2.1- Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.

2.2- For those shareholders whose registration does not include their inscription in the Taxpayer Registry - CPF/CNPJ number, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" (Company Service Division) at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

2.3- Shareholders users of fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.

2.4- The payment of dividends will be made as from August10, 2004.

3) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela - Ground floor

4) Dividends due to the controlling shareholder AES Tietê Empreendimentos S.A. will be retained at the Company for the payment of the Loan Agreement signed in December 2002, pursuant to the provisions of the 1st Amendment Term to the Loan Agreement.

São Paulo, July 19, 2004.

AES TIETÊ S.A.

Original document signed by:

Andrea Cristina Ruschmann
Investor Relations Director

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF nº 02.998.609/0001-27
NIRE 35.300.170.555

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON JULY 19, 2004

DATE, TIME AND PLACE: on the 19th of July, at 10:00 a.m., at the Company's headquarters, located in the city of São Paulo, State of de São Paulo, at Praça Professor José Lannes, 40, 17th floor, mezzanine. **ATTENDANCE:** the following effective members of the Fiscal Council attended the meeting: Leandro Badini Villar, Ricardo Berer, Reginaldo Antonio Ribeiro and Márcio Luciano Mancini. **THE TABLE:** Mr. Ricardo Berer, member of the Fiscal Council, took a seat as the Chairman of the meeting and invited me, Renata de Castro Esposto Arakawa, to be the secretary of the meeting. **ORDER OF THE DAY:** (a) the analysis of the Quarterly Information (ITR) relating to the second quarter of 2004. **DELIBERATIONS:** the Chairman of the Meeting started the work, with the examination of the sole item of the Order of the Day. After the matter was made available for discussion, the members attending the meeting analyzed the Quarterly Information Report relating to the second quarter of 2004. After the pertinent clarifications were made by Mrs. Mario Shinzato and Juliana Rezende Penna De Zagottis, Company's representatives, the members of the Fiscal Council attending the meeting, unanimously declared not to be aware of any events that might substantially affect the trial balances referring to the second quarter of 2004. Then, the Chairman passed the word on to whoever would like to make a comment regarding other matters of the Company's interest, and having no further comments, the Chairman thanked the attendance of all, determining that these minutes be transcribed which, after being read and deemed correct, were signed by me, the Secretary for the Meeting, the Chairman and the Council Members present.

São Paulo, July 19, 2004.

Original document signed by:

Ricardo Berer - Chairman
Renata de Castro Esposto Arakawa - Secretary

Members of the Fiscal Council:
Ricardo Berer Leandro Badini Villar
Reginaldo Antonio Ribeiro
Márcio Luciano Mancini

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

NOTICE TO THE MARKET

We inform that as from September 8, 2004 our head office will have a new address as follows:

Rua Lourenço Marques, 158 1st and 2nd floors
Vila Olímpia
São Paulo – SP 04547-100

The telephone numbers remain the same.

Sao Paulo, September 3, 2004.

AES TIETÊ S.A.

Original document signed by:
Andrea Cristina Ruschmann
Investor Relations Director

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF N°: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON NOVEMBER 10, 2004

1. DATE, TIME AND PLACE: held on the 10th of November, 2004, at 03:30 p.m., at the Company's headquarters located at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, CEP 04547-100.

2. ATTENDANCE AND CALL: meeting called for as per the Company's Bylaws being present the following members of the Board of Directors: Eduardo José Bernini, Antonio Carlos de Oliveira, Pedro Paulo Schimidt, Charles Lenzi, Luiz Carlos Ciocchi, Pedro Roberto Cauvilla, Peter Greiner, Cyro Vicente Boccuzzi, Lidiane Delesderrier and Wilson Marques de Almeida. Also present were Mr. Ricardo Berer and Mr. Leandro Badini Villar, members of the Company's Fiscal Council.

3. THE TABLE: Chairman Mr. Eduardo José Bernini and Secretary Mrs. Silvia Maria Ribeiro Lopes.

4. ORDER OF THE DAY: (a) analysis of the proposal by the Management to distribute, as dividends, the portion of the net profit remaining in the Balance Sheet as of June 30, 2004 and the distribution of interest on own capital; **(b)** approval of the technical study of profitability showing the realization of deferred fiscal assets, pursuant to CVM Instruction number 371/02; and **(c)** other matters of the Company's interest.

5. DELIBERATIOONS: Meeting started and after discussing the matter, the members of the Board of Directors decided as follows:

(a.1.) subsequent to the analysis of the economic-financial data of the Company, relating to the 3rd quarter of 2004, the Board Members attending the meeting unanimously approved the distribution of the total amount of R$66,183,743.57 (sixty six million, one

hundred and eighty three thousand, seven hundred and forty three reais and fifty seven cents), corresponding to 95% of the net profit determined in the Company's Balance Sheet as of September 30,2004, after having discounted the 5% legal reserve. The referred to value will be paid as follows: (i) R$$23,183,743.57 (twenty three million, one hundred and eighty three thousand , seven hundred and forty three reais and fifty seven cents), as dividends, free from Withholding Income Tax - IRRF, according to article 10 of Law 9.249/95, being R$0.236054 per 1,000 ordinary shares and R$$0.259659 per 1,000 preferred shares; (ii) R$43,000,000.00 (forty three million reais) for the payment of interest on own capital, being R$$0.437820 per 1,000 ordinary shares and R$$0.481602 per 1,000 preferred shares;

(**a.2.**) the Board Members unanimously approved the payment of the remaining dividends relating to the 1st semester of 2004 in the amount of R$66,625,368.24 (sixty six million, six hundred and twenty five thousand, three hundred and sixty eight reais and twenty four cents), after discounting the 5% legal reserve, free from Withholding Income Tax – IRRF, in accordance with article10 of Law n° 9.249/95, being R$0.678370 per 1,000 ordinary shares and R$0.746207 per 1,000 preferred shares;

(**b**) the Board Members unanimously approved the technical study of profitability showing the realization of deferred fiscal assets, pursuant to CVM Instruction number 371/02;

(**c**) going on to other matters of the interest of the Company, the Board Members Pedro Roberto Cauvilla and Peter Greiner requested clarifications as to the mandatory increase in the Company's capacity. The Board Member José Bernini clarified that that obligation is included in the Privatization Notice and the Company's Share Purchase and Sale Agreement, also mentioning that there are two ways of complying with that obligation, such as, making investments in new businesses in the State of Sao Paulo or by way of the acquisition of electric energy. He also clarified that the Company's Management has carefully analyzed that issue in view of the recent alteration in the legislation of the Electric Sector.

6. **CLOSING:** having no further matters to be discussed, the Chairman closed the meeting and these minutes were transcribed, read and deemed correct by all, as signed.

São Paulo, November 10, 2004.

Original document signed by:

Eduardo José Bernini - Chairman
Silvia Maria Ribeiro Lopes – Secretary

Members of the Board of Directors

Eduardo José Bernini
Antonio Carlos de Oliveira
Charles Lenzi
Luiz Carlos Ciocchi
Pedro Roberto Cauvilla
Peter Greiner
Cyro Vicente Boccuzzi
Lidiane Delesderrier Gonçalves
Wilson Marques de Almeida
Pedro Paulo Schimidt

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

We inform shareholders that this Company, by decision of its Board of Directors' Members, in a meeting held on 11/10/2004, at 03:30 p.m., in its headquarters located at Rua Lourenço Marques, 158, 2nd floor in the City of São Paulo, State of São Paulo approved the proposal by the Management for the distribution of the total amount of R$66,183,743.57 (sixty six million, one hundred and eighty three thousand, seven hundred and forty three reais and fifty seven cents), corresponding to 95% of the net profit determined in the Company's Balance Sheet as of September 30, 2004, after discounting the 5% legal reserve. The referred to value will be paid as follows: (i) R$$23,183,743.57 (twenty three million, one hundred and eighty three thousand , seven hundred and forty three reais and fifty seven cents), as dividends, free from Withholding Income Tax - IRRF, according to article 10 of Law 9.249/95; and (ii) R$43,000,000.00 (forty three million reais) for the payment of interest on own capital; as well as the payment of remaining dividends referring to the first semester of 2004 at the amount of R$66,625,368.24 (sixty six million, six hundred and twenty five thousand, three hundred and sixty eight reais and twenty four cents), after discounted the 5% legal reserve, free from Withholding Income Tax - IRRF according to article 10 of Law 9.249/95, to shareholders holding shares on the base date of November 19, 2004, as follows:

1) Dividends and interest on own capital in the amount of R$1.352243 per 1,000 ordinary and R$1.487468 per 1,000 preferred shares.

2) Instructions as to the credit of dividends:

2.1- Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.

2.2- For those shareholders whose registration does not include their registration in the Taxpayer Registry - CPF/CNPJ number, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" (Company Service Division) at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

2.3- Shareholders users of fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.

2.4- The payment of dividends will be made as from December 1st, 2004.

3) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st floor

Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela - Ground floor

São Paulo, November 10, 2004.

AES TIETÊ S.A.

Original document signed by:

Andrea Cristina Ruschmann
Investor Relations Director

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF n° 02.998.609/0001-27
NIRE 35.300.170.555

MINUTES OF THE FISCAL COUNCIL MEETING HELD ON FEBRUARY 24, 2005

DATE, TIME AND PLACE: on the 24th of February, 2005, at 02:00 p.m., at the Company's headquarters, located in the City of São Paulo, State of de São Paulo, at Rua Lourenço Marques, 158, 2nd floor. **ATTENDANCE:** The following effective members of the Fiscal Council were present: Leandro Badini Villar, Ricardo Berer, Reginaldo Antonio Ribeiro and Márcio Luciano Mancini. **THE TABLE:** Mr. Ricardo Berer member of the Fiscal Council took a seat as Chairman of the Meeting and invited me, Renata de Castro Esposto Arakawa, to be the Secretary for the Meeting. **ORDER OF THE DAY:** (i) Give an opinion on the proposal by the Company's Management for a capital increase, within the limits of the authorized capital set forth on art.4 of the Bylaws, being that increase in the amount of R$ 59,810,744.03 (fifty nine million, eight hundred and ten thousand, seven hundred and forty four reais and three cents) by way of the issue of ordinary and preferred shares in equal proportion, being these shares issued for that capital increase paid by way of the capitalization of a portion of values existing in the premium reserve recorded at the Company, pursuant to art. 7 of CVM Instruction n° 319/99; and (ii) analyze the Financial Statements, the Proposal for the Use of the Net Income and the Management Report relating to the year ended on December 31, 2004. **DELIBERATIONS:** The Chairman started the work by examining item (i) of the Order of the Day. After clarifications presented by Mrs. Juliana Rezende Penna De Zagottis, the Company's representative, the Members of the Fiscal Council attending the meeting unanimously gave a favorable opinion to the proposal by the management for the Company's capital increase within the limit of the authorized capital set forth by art. 4 of its Bylaws, being that increase in the amount of R$ 59,810,744.03 (fifty nine million, eight hundred and ten thousand, seven hundred and forty four reais and three cents) by way of the issue of ordinary and preferred shares in a proportion equal to that currently existing in the Company's capital, being such shares paid by way of the capitalization of a portion of values existing in the premium reserve recorded at the Company, pursuant to art. 7 of CVM Instruction n° 319/99. Going on to the analysis of item (ii) of the order of the day, the Council Members attending the meeting analyzed the Financial Statements, the Proposal for the Use of the Net Income and the Management Report relating to the year ended on December 31, 2004. After the pertinent clarifications were presented by Mrs. Juliana Rezende Penna De Zagottis and Mr. Mauricio Caobianco Freitas, Company's representatives, the Council members unanimously declared not to be aware of any events that might substantially affect the Management's Financial Statements relating to the year ended on December 31, 2004. The Council Members disagreed with the criterion adopted by the Company for the recording of the provision for losses maintained as long-term investments at Banco Santos, as described on Note 5 to the Accounting Statements. That criterion differs from the one used by other

companies and recommended that the Company's Management should revise the referred to criterion. The Company's representatives clarified that the provision was made on the basis of financial data available at Banco Santos and that the abovementioned provision will be periodically reviewed as to its sufficiency, as new facts in regards to the financial position of Banco Santos are made available. Still as regards that matter, the Council Member Marcio Luciano Mancini requested to include in these minutes his understanding that the Company's management should have communicated to the market, upon the publication of a Material Event, that it had investments with Banco Santos S.A., as soon as the news on the intervention of the referred to financial institution came out. The Council member Marcio Luciano Mancini still wishes to record on these minutes that the Fiscal Council was also not informed about these investments that the Company maintained in Banco Santos, becoming aware of that issue only at the receipt of the Company's explanatory notes a few day prior to the present meeting. Before the referred to questioning, the Company's representatives attending the meeting, clarified to the members of the council that the Material Event related to the matter was not published, as the event in question did not affect the Company's payment ability. The Council Members also requested the Company's representatives an analysis of the profile, the composition and profitability of the Company's financial investments, in order to check whether the financial expenses relating to the debt with Eletrobrás are higher than the financial revenues obtained with the Company's cash excess (analysis of the profitability of the assets in face of the profile of the existing debt). Also, as to the financial investments, the Council Members requested to the Company's representatives a list of the funds where the Company has the respective investments, until the date of the Ordinary Shareholders Meeting. As to the Proposal for the Use of the Net Income, the Council Members attending the meeting gave an unanimous favorable opinion to the Company's proposal, to be submitted to a decision by the General Meeting, for using 5% (fie percent) of the net profit for the year , corresponding to R$14,575,606.80 (fourteen million, five hundred and seventy five thousand, six hundred and six reais and eighty cents) for the recording of a legal reserve and R$77,502,049.13 (seventy seven million, five hundred and two thousand, forty nine reais and thirteen cents) for the distribution of dividends, since of the total amount of the net income for the year, the amount of R$199,434,480.04 (one hundred and ninety nine million, four hundred and thirty four thousand, four hundred and eighty reais and four cents) has already been distributed as interim dividends and interest on own capital. Then, the Chairman passed the floor onto whoever wished to make any comments on other matters of the Company's interest, when the Council Member Leandro Badini Villar requested the Company's representatives that the Company's Management should present to the Fiscal Council an analysis of the Company's short and long-term investment plans, with a view at preserving the Company's operating ability and in such a way as to meet the obligations set forth by the Privatization Notice, bearing in mind that the values invested by the Company in the past two years are lower than the depreciation recorded. Having no other matters to be discussed, the Chairman of the Meeting thanked the presence of all, determining that these meetings be transcribed, which after read and deemed correct, is signed by me, the Secretary, the Chairman and the Council Members attending the meeting.

São Paulo, February 24, 2005.

Original document signed by:

Ricardo Berer – Chairman
Renata de Castro Esposto Arakawa - Secretary

Members of the Fiscal Council:
Ricardo Berer
Leandro Badini Villar
Reginaldo Antonio Ribeiro
Márcio Luciano Mancini

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF N°: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 25, 2005

1. **DATE, TIME AND PLACE:** held on the 25th of February, 2005, at 10:00 a.m. at the company's headquarters, located at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, CEP 04547-100.

2. **ATTENDANCE AND CALL:** meeting called for pursuant to the Company's Bylaws, being present the following members of the Board of Directors: Eduardo José Bernini, Antonio Carlos de Oliveira, Pedro Paulo Schimidt, Charles Lenzi, Peter Greiner, Cyro Vicente Boccuzzi, Lidiane Delesderrier Gonçalves and Wilson Marques de Almeida. Also present was Mr. Ricardo Berer, member of the Company's Fiscal Council.

3. **THE TABLE:** Presided by Mr. Eduardo José Bernini with Secretary Mrs. Silvia Maria Ribeiro Lopes.

4. **ORDER OF THE DAY:** **(i)** approval of the proposal for Company's capital increase within the limit of the authorized capital as set forth by art. 4 of the Company's Bylaws, being that increase in the amount of R$ 59,810,744.03 (fifty nine million, eight hundred and ten thousand, seven hundred and forty four reais and three cents), by way of the issue of ordinary and preferred shares at equal proportions, being that the shares issued for this capital increase should be fully paid up by way of capitalization of a portion of the values existing in the Premium reserve recorded at the Company, pursuant to article 7 of CVM Instruction n°319/99; **(ii)** election

of the Director Vice-President of the Company; (iii) arrangements for the selection of the Non-Statutory Management for Regulation and Institutional Relations; (iv) analysis of the Financial Statements, the Proposal for the Use of the Net Profit and the Management Report, relating to the year ended on December 31, 2004; and (v) approval of the call for the Company's Ordinary Shareholders' Meetings

5. **DELIBERATIONS:** Meeting started after discussing the matter, and members of the Board of Directors attending the meeting decided as follows:

(i) To unanimously approve the proposal for the Company's capital increase, within the limit of the authorized capital as set forth by art. 4 of the Company's Bylaws, from R$147,416,294.78 (one hundred and forty seven million, four hundred and sixteen thousand, two hundred and ninety four reais and seventy eight cents) to R$207,227,038.81 (two hundred and seven million, two hundred and twenty seven thousand, thirty eight reais and eighty one cents), being that increase in the amount of R$ 59,810,744.03 (fifty nine million, eight hundred and ten thousand, seven hundred and forty four reais and three cents). 823,651,377 ordinary shares and 791,460,167 preferred share will be issued, being the proportion of the issued ordinary and preferred shares equal to that currently existing in the Company's capital. The issuance price of the shares will be R$37.62 per 1,000 ordinary shares and R$36.42 per 1,000 preferred shares, such values having been set forth on the basis of the average price of the Company's shares in the past 90 sessions on the floor of the Sao Paulo Stock Exchange, according with the assessment by Banco Fator for that end, pursuant to the provisions of paragraph 1 of art. 170, of Law 6,404/76. The shares issued for the capital increase decided hereunder will be fully paid up by way of the capitalization to the order of the controlling shareholder, AES Tietê Empreendimentos S/A, of part of the values existing in the special Premium reserve recorded at the Company, pursuant to the provisions of article 7 of CVM Instruction nº 319/99, respecting the right to preference of the other shareholders, who, in case they come to exercise such right, should fully paid the subscribed shares in cash, being the amounts paid by same handed to AES Tietê Empreendimentos S/A. The time limit for exercising the right to preference of shareholders in the capital increase decided hereunder will be 30 (thirty) days counting from the public disclosure of the notice to shareholders informing the start of the subscription period (the "Notice to

Shareholders"). The efficiency of the capital increase now approved, and therefore the publishing of the Notice to Shareholders for the start of subscriptions, is subject to the favorable opinion by Agência Nacional de Energia Elétrica ("ANEEL"), as requested by way of a Company's Official Letter.

(ii) to unanimously elect Mr. **Vito Joseph Mandilovich,** a Brazilian citizen, married, civil engineer, bearer of the Identity Card RG n° 5.154.352 (SSP/SP), inscribed in the Taxpayers Registry CPF/MF under number 010.542.458-78, with residence and abode in the city of Sao Paulo, State of Sao Paulo, with office at Rua Lourenço Marques, 158, 2nd floor, Sao Paulo - SP, for the position of Director Vice-President of the Company, in order to conclude the mandate of Mr. Mark Eugene Green, with a duration of three years, counting from April 8, 2004. The office taking of the Management member now elected is subject to (i) the presentation of a statement of non-impediment, pursuant to the applicable legislation; and (ii) signing of the empowerment term, transcribed to the appropriate book;

(iii) to unanimously alter the job title of the Non-Statutory Director for Regulation and Institutional Relations, created at the Board of Directors' Meeting of April 8, 2004, to which was nominated Mr. **Demóstenes Barbosa da Silva**, a Brazilian citizen, married, engineer, bearer of the Identity Card RG n° 1.835.961 (SSP/DF), inscribed in the Taxpayer Registry CPF/MF under number 167.476.311-53, with residence and abode in the city of Sao Paulo, State of Sao Paulo, with office at Rua Lourenço Marques, 158, 2nd floor, Sao Paulo - SP, which will be hereafter denominated Non-Statutory Director for the Management of the Environment and Carbon Market.

(iv) to unanimously approve, after analyzing the Company's Financial Statements and Management Report relating to the year ended on December 31, 2004, the proposal by the Management to be submitted to the General Meeting, for using 5% (five percent) of the net profits for the year, corresponding to R$14,575,606.80 (fourteen million, five hundred and seventy five thousand, six hundred and six reais and eighty cents) for the recording of a legal reserve and R$77,502,049.13 (seventy seven million, five hundred and two thousand, forty nine reais and thirteen cents) for the distribution of dividends, since the total value of the net profit for

the year, the amount of R$199.434.480,04 (one hundred and ninety nine million, four hundred and forty four thousand, four hundred and eighty reais and four cents) have already been distributed to the Company's shareholders as interim dividends and interest on own capital;

(v) to unanimously approve the call for the Ordinary Shareholders' Meetings to be held on March 31, 2005, to deliberate on matters provided for by law.

6. CLOSING: having no further matters to be discussed, the Chairman closed the meeting and these minutes were transcribed and read by all, deemed correct and signed.

São Paulo, February 25, 2005.

Original document signed by:

Eduardo José Bernini - Chairman of the Meeting
Silvia Maria Ribeiro Lopes - Secretary for the Meeting

Board of Directors:

Eduardo José Bernini
Antonio Carlos de Oliveira
Charles Lenzi
Cyro Vicente Boccuzzi
Lidiane Delesderrier Gonçalves
Wilson Marques de Almeida
Pedro Paulo Schimidt
Peter Greiner

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF Nº 02.998.609/0001-27
A Public Company

MATERIAL EVENT

AES Tietê S.A. ("Company"), in compliance with §4 of article 157 of Law 6.404/76, and CVM Instruction number 358/02, informs its shareholders and public that it was approved in a Company's Board of Directors' Meeting held on February 25, 2005 (the "RCA of 02.25.05"), the Company's capital increase – within the limit of the authorized capital as set forth by art. 4 of the Company's Bylaws, in the amount of R$ 59,810,744.03 (fifty nine million, eight hundred and tem thousand, seven hundred and forty four reais and three cents), by way of the issue of 823.651.375 ordinary and 791.460.167 preferred shares at equal proportions. The issuance price of the shares will be R$37.62 per batch of 1,000 ordinary shares and R$36.42 per batch of 1,000 preferred shares, such values having been set forth on the basis of the quotation price of the Company's shares at the Sao Paulo Stock Exchange corresponding to average obtained in the 90 (ninety) sessions of the floor, prior to 02/25/2004, according with the assessment by Banco Fator for that end. The new shares will be entitled to full dividends, in equal conditions to those of the existing shares. The shares issued will be fully paid up by way of the capitalization to the order of the Company's controlling shareholder, AES Tietê Empreendimentos S/A, of a part of the values existing in the special premium reserve recorded at the Company, pursuant to the provisions of article 7 of CVM Instruction nº 319/99, respecting the right to preference of the other shareholders, who, in case they decide to subscribe shares issued in the referred to increase, should fully paid for same in cash, being the amounts paid for same handed to AES Tietê Empreendimentos S/A.

The efficiency of the referred to capital increase, and therefore the publication of the notice to shareholders informing the start of the subscription period (the "Notice to Shareholders"), is subject to the favorable opinion by Agência Nacional de Energia Elétrica ("ANEEL"), as requested by way of a consulting of the Company to the referred to agency.

The term for the exercise of the right to preference by shareholders in the capital increase decide upon on the RCA of 02/25/05 will be 30 (thirty) days counting from the publications of the Notice to Shareholders on the start of the subscription period. The Company's shareholders inscribed on the base date of the day immediately prior to the publication of the Notice to Shareholders will have the right to preference.

On the same RCA of 02.25.05 then proposal to the Ordinary Shareholders Meeting for using the net profit for the year ended on December 31, 2004 was approved, in the amount of R$291.512.135,97 (two hundred and ninety one million, five hundred and twelve thousand, one hundred and thirty five reais and ninety seven cents), as follows: (a) R$14,575,606.80 (fourteen million, five hundred and seventy five thousand, six hundred and six reais and eighty cents) for the recording of a legal reserve and R$77,502,049.13 (seventy seven million, five hundred and two thousand, forty nine reais and thirteen cents) for the distribution of dividends, since the total value of the net profit for the year, the amount of R$199,434,480.04 (one hundred and ninety nine million, four hundred and forty four thousand, four hundred and eighty reais and four cents) have

already been distributed to the Company's shareholders as interim dividends and interest on own capital.

Sao Paulo, February 28, 2005
Original document signed by:
Andrea Cristina Ruschmann
Director for Finances and Relations with Investors

FREE TRANSLATION OF:

AES TIETÊ S.A.
(A Public Company)

NIRE 35.300.170.555
CNPJ/MF nº 02.998.609/0001-27

NOTICE TO SHAREHOLDERS

CAPITAL INCREASE AND TERM FOR THE EXERCISE OF THE RIGHT TO PREFERENCE

We inform the Shareholders of AES Tietê S.A. ("Company") that, (i) as already informed by the Company on the Materia Event published on February 28, 2005, in a Board of Directors' meeting held on February 25, 2005, the Company's capital increase was approved for private subscription in the amount of R$59,810,744.03 (fifty nine million, eight hundred and tem thousand, seven hundred and forty four reais and three cents), based on the issue of 823,651,375 (eight hundred and twenty three million, six hundred and fifty one thousand, three hundred and seventy five) ordinary shares with no par value and 791,460,167 (seven hundred and ninety one million, four hundred and sixty thousand, one hundred and sixty seven) preferred shares with no par value, observing the proportion existing between these types of shares, such increase being made within the authorized capital as provided for by art. 4 of the Company' Bylaws, effectiveness of which is subject to the approval by Agência Nacional de Energia Elétrica ("ANEEL"); (ii) the referred to capital increase was approved and became fully effective on March 7, 2005, with the editing of ANEEL Normative Resolution nº 149, of February 28, 2005.

Thus we inform that as from March 14, 2005 the 30 (thirty) day term for the exercise of the right to preference starts for the subscription by holders of shares now being issued by the Company, as provided for in §4, of article 171, of Law 6,404/76, which will end on April 12, 2005.

Furthermore, we inform the following:

- **Subscription Right:** Those holding Company's shares on March 9, 2005 will be entitled to the right to preference for the subscription of the shares issued. Shares acquired as from March 10, 2005 shall not be entitled to the right to subscription.

- **Form of Payment for the Shares:** The shares issued shall be paid up by way of the capitalization, to the favor of the Company's controlling shareholder, AES Tietê Empreendimentos S/A, of a portion of the values existing on the special premium reserve at the Company, pursuant to article 7 of CVM Instruction nº 319/99.

  As to the other shareholders, in case their come to exercise the right to preference, by way of the subscription of shares issued at the referred to increase those should pay for same in cash, being those amounts paid delivered to AES Tietê Empreendimentos S/A, pursuant to the provisions of art. 171, §2 of Law 6,404/76.

- **Issue Price and Justification:** The issue price of the shares is R$37.62 (thirty seven reais and sixty two cents) per batch of one thousand ordinary shares R$36.42 (thirty six reais and forty two cents) per batch of one thousand preferred shares, set forth on the basis of the quotation of the Company's shares at the São Paulo Stock Exchange, corresponding to the average obtained on the 90 (ninety) floor sessions prior to February 25, 2005, in accordance with the opinion drawn up by Banco Fator for that end.

- **Dividends:** The new shares will be entitled to full dividends, in conditions equal to the existing shares, including the dividends remaining from 2004 to be proposed at the next General Ordinary Meeting.

- **Rights and Advantages:** The shares will have the same rights and advantages as the other shares of the same type.

- **Proportion of the Right to Subscription:** Ordinary: Those holding ordinary shares shall have the right to subscribe 1.69679306% shares of the same type and 0.02694387% in preferred shares.

  Preferred: Those holding preferred shares shall have the right to subscribe 1,72373693% shares of the same type.

- **Remainders:** There will be no remainders of subscription right.

- **Instructions for the subscription of shares and grant of the Subscription Right:** Banco Itaú S.A. will send subscription letter to shareholders. With same in hand, the shareholder should go to any branch of Banco Itaú S.A..

  Shareholders who do not receive the subscription letter and wish to exercise the subscription right of grant of right should go to any branch of Banco Itaú S.A., request a copy of that letter and subscribe at that same branch.

- **Papers necessary for the Subscription of Shares and Grant of the Subscription Right:** Shareholders should produce the following original documents or authenticated copies of same:

  Individuals: Identity Card, Taxpayer Registry Card (CPF/MF) and proof of residence.

  Corporate Entity: (i) Corporate Taxpayer Card CNPJ/MF, (ii) Updated Articles of Association or Company's Bylaws, (iii) corporate documents that evidence powers of legal representatives in office, and (iv) proof of abode.

  In case of representation by way of proxy, the presentation of the respective instrument of public or private power of attorney with certified signature.

- **Place of Service:** Any branch of Banco Itaú S.A.

- **Information:** Further information can be obtained through the phone number 55-11-5029-7780 – Investfone.

São Paulo, March 10, 2005

Original document signed by:

Andrea Cristina Ruschmann
Director for Finances and Relations with Investors

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

NOTICE TO THE MARKET

In response to the request by the São Paulo Stock Exchange – BOVESPA, AES Tietê S.A. hereby clarifies to its shareholders and the public at large that the use of the net profit and the remaining distribution of dividend in the amount of R$77,502,049.13 relating to the year ended on December 31, 2004, approved in the Meeting of the Company's Board of Directors held on 02.25.2005, will be submitted to the final decision by the Ordinary Shareholders' Meeting, which will set out the terms and conditions relating to the payment of dividends, including the following: (i) the shareholding basis that will be entitled to the dividends and the date on which the shares will start to be negotiated "*ex* dividends"; and (ii) the term for the payment of dividends by the Company.

We also inform that the amounts to be paid of the referred to dividend is R$0.775733 per one thousand ordinary shares and R$0.853306 per one thousand preferred shares.

São Paulo, March 17, 2005.

Original document signed by:

AES TIETÊ S.A.
Andrea Cristina Ruschmann
Director for Finances and Relations with Investors

FREE TRANSLATIONS OF:

Banco do Estado de São Paulo S.A. BANESPA
CNPJ n° ° 61.411.633/0001-87
NIRE 35300032349 – A PUBLIC COMPANY

AES TIETÊ S.A.
CNPJ n° ° 02.998.609/0001.27
NIRE 35300170555 – A PUBLIC COMPANY

MATERIAL EVENT

Banco do Estado de São Paulo S.A. . BANESPA ("BANESPA") and AES Tiête S.A. ("AES TIETÊ"), in compliance with CVM Instruction 358, of January 3, 2002, inform their shareholders and the market that:

1) BANESPA and Banco Santander Brasil S.A. ("SANTANDER" and together with Banespa, the "OFFERING PARTY") intend to carry out an offer to dispose off up to the total amount of their ordinary and preferred shares issued by AES TIETÊ (the "OFFER"). The shareholding of BANESPA represents a percentage of approximately 12.6% of the ordinary stock, 27.0% of the preferred stock and 19.5% of the total capital of AES TIETÊ. The shareholding of SANTANDER represents a percentage of approximately 0.2% of the ordinary stock, 1.1% of the preferred stock and 0.6% of the total capital of AES TIETÊ. The OFFER will be held by way of a secondary public distribution, in non-organized over the counter market, to be held in Brazil and will count with relevant overseas sales initiatives, based on the exemption of registrations provided by Rule 144A and Regulation S, both of the Securities Act of 1993 of the United States of America.

2) The request for the registration of the referred to secondary public distribution with the Securities Commission (CVM) was file don March 30, 2005.

3) Hired by the OFFERING PARTY to supply the services of coordination and public distribution of the shares of AES TIETÊ at the level of the offer, Banco de Investimentos Credit Suisse First Boston S.A. and Banco Santander Brasil S.A.

4) This is a public distribution that is exclusively secondary, and not carried out by the Company or by its controlling shareholders. The Company has cooperated with Selling Shareholders in accordance with the provisions of CVM Instruction 400, of December 29, 2003.

Sao Paulo, March 30, 2005.

Original document signed by:

Ramon Sanchez Diez
Director for Relations with Investors
Banco do Estado de São Paulo S.A. – BANESPA

Andrea Cristina Ruschmann
Director for Finances and Relations with Investors - AES Tietê S.A.

FREE TRANSLATIONS OF:

AES TIETÊ S.A.
CNPJ/MF n.º 02.998.609/0001-27
NIRE 35.300.170.555

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING HELD ON MARCH 31, 2005

1. DATE, TIME AND PLACE: On the 31st of March, 2005, at 3:00 p.m., at the Company's headquarters, located in the City of Sao Paulo, State of Sao Paulo, at Rua Lourenço Marques, 158, 2nd floor, Vila Olímpia.

2. CALL: Call Notice published on the Official Gazette of the State of Sao Paulo and on the newspaper "Valor Econômico" on the 16, 17 and 18 of March, 2005.

3. ATTENDANCE: shareholders representing more than 2/3 (two thirds) of the company's capital, as per the signatures on the Shareholders' Book of Attendance, as well as representatives of the Company's Independent Auditors, Ernst & Young Auditores Independentes S/S, Mr. Aurivaldo Coimbra de Oliveira and Mr. Carlos A. Miyahira, and the member of the Fiscal Council, Mr. Reginaldo Antonio Ribeiro, and Mr. Eduardo José Bernini, the Company's President Director and Ms. Andréa Cristina Ruschmann, Company's Director for Finances and Relations with Investors.

4. THE TABLE: Chairman – Eduardo José Bernini; Secretary – Silvia Maria Ribeiro Lopes.

5. ORDER OF THE DAY: **(a)** analysis of the management accounts, the financial statements, the Proposal for the Use of the Net Profits for the period and the Management Report relating to the year ended 12.31.2004; **(b)** election of the Company's Fiscal Council; **(c)** election of a member of the Company's Board of Directors and respective substitute member to replace Mark Eugene Green.

6. DELIBERATIONS: after the meeting started, the shareholders attending same unanimously approved the transcription of the facts occurred to these minutes, in a summarized way as provided for in article 130, § 1, of Law number 6.404/1976. Starting the discussions on the matters included in the Order of the Day regarding item **(a)** of the Order of the Day, it was unanimously decided by shareholders attending the meeting, with the abstention to vote by shareholders as indicated in items 1 through 21 and 22 through 50 of the Shareholders' Book of Attendance, to fully approve the management accounts, the Financial Statements, as well as the Management Report relating to the year ended 12.31.2004 and the Proposal by the Management for the Use of the Net Profit for the year ended on December 31, 2004, in the total amount of R$291,512,135.97 (two hundred and ninety one million, five hundred and twelve thousand, one hundred and thirty five reais and ninety seven cents), as follows (i) 5% (five percent), corresponding to R$14,575,606.80 (fourteen million, five hundred and seventy five thousand, six hundred and six reais and eighty cents) for the recording of a legal reserve account, and (ii) R$77,502,049.13 (seventy seven million, five hundred and two thousand, forty nine reais and thirteen cents) for the distribution of dividends, since from the total amount of the net profits for the year, the amount of R$199,434,480.04 (one hundred and ninety nine

million, four hundred and thirty four thousand, four hundred and eighty reais and four cents) has already been distributed to the Company's shareholders under the form of interim dividends and interest on own capital. Passing on to item **(b)** of the Order of the Day, shareholders with voting rights attending the meeting unanimously decided to approve the meeting of the Company's Fiscal Council, being elected for the position of members of the Fiscal Council: (i) **Mr. Antonio Carlos de Andrada Tovar**, a Brazilian citizen, unmarried, engineer, with residence and abode in the city of Rio de Janeiro, state of Rio de Janeiro, with office at Rua Chile, 100, 19th floor, Rio de Janeiro, RJ, bearer of Identity Card n° 095.055.281 (IFP/RJ), inscribed in the Taxpayer Registry CPF/MF under number 074.171.737-99, the position of substitute member remaining vacant; (ii) **Mr. Leandro Badini Villar**, a Brazilian citizen, married, accountant, with residence and abode in the city of Rio de Janeiro, state of Rio de Janeiro, with office at Rua Chile, 100, 19th floor, Rio de Janeiro, RJ, bearer of Identity Card n° 073333- 0/CRC-RJ, inscribed in the Taxpayer Registry CPF/MF under number 014.691.817-70, remaining the position of substitute member still vacant; (iii) **Mr. Ricardo Berer**, a Brazilian citizen, judicially separated, engineer, with residence and abode in the city of Rio de Janeiro, state of Rio de Janeiro, with office at Rua Chile, 100, 19th floor, Rio de Janeiro, RJ, bearer of Identity Card n°28.756-D/CREA-RJ, inscribed in the Taxpayer Registry CPF/MF under number 314.851.707-53, remaining the position of substitute member still vacant. Also elected by the shareholders bearers of preferred shares without voting right: (iv) **Mr. Reginaldo Antonio Ribeiro**, a Brazilian citizen, married, bearer of the Identity Card RG n° 18.108.147-7 (SSP/SP) inscribed in the Taxpayer Registry CPF/MF under number 091.440.778-31, with residence and abode in the city of Sao Paulo, state of Sao Paulo, with office at Rua Amador Bueno, 474, as an effective member, and as his substitute, **Mr. Wilson Luiz Matar**, a Brazilian citizen, married, civil engineer, bearer of the Identity Card n° 9.928.569 (SSP/SP) inscribed in the Taxpayer Registry CPF/MF under number 042.307.498-99, with residence and abode in the city of Sao Paulo, state of Sao Paulo, with office at Rua Amador Bueno, 474, Sao Paulo - SP, all with mandates until the next Company's general ordinary meeting. As to the remuneration of the members of the Fiscal Council now elected, the shareholders attending the meeting unanimously decided to approve a value corresponding to 10% (ten percent) of the average remuneration of each Director, not considering benefits, representation fees and profit participation, for the remuneration of each member of the Fiscal Council now elected. Passing on to item **(c)** of the Order of the Day that addresses the election of an effective member of the Board of Directors and respective substitute, due to the renounce of Mr. Mark Eugene Green, the shareholders with voting rights attending the meeting unanimously decided to elect (i) for the position of effective member of the Company's Board of Directors, in substitution to Mr. Mark Eugene Green, **Mr. Vito Joseph Mandilovich,** a Brazilian citizen, married, civil engineer, bearer of the Identity Card RG n° 5.154.352 (SSP/SP), inscribed in the Taxpayer Registry CPF/MF under number 010.542.458-78, with residence and abode in the city of Sao Paulo, state of Sao Paulo, with office at Rua Lourenço Marques, 158, 2nd floor, Sao Paulo - SP, and as his substitute, Mr. **Alexandre César Innecco**, a Brazilian citizen, married, economist, bearer of the Identity Card RG n° 2.208.209 (SSP/MG), inscribed in the Taxpayer registry CPF/MF under number 418.382.706-04, with residence and abode in the city of Porto Alegre, State of Rio Grande do Sul, with office at Rua Dona Laura, 320, 14th floor, Porto Alegre - RS. It is also hereby clarified that these members of the Board of Directors are being elected to conclude the mandates in force that will end on November 25, 2005. The office taking of the members of the Board of Directors now elected is subject to (i) the acquisition of one share of the Company; (ii) the presentation of a statement of non-impediment, pursuant to the applicable legislation; and (iii) to the signing of the empowerment term transcribed to the appropriate Company book.

7. CLOSING: having no further matters to be discussed, the work ended and the meeting was adjourned for the time necessary for the transcription of these minutes. When the session was reopened, these minutes were read and once approved, they were signed by all those present.

Sao Paulo, March 31, 2005.

Eduardo José Bernini - Chairman
Silvia Maria Ribeiro Lopes - Secretary

SHAREHOLDERS

AES Tietê Empreendimentos S.A. : Eduardo José Bernini – Director; Antonio Luiz Barros de Salles - Director

AES Tietê Participações S.A.: Eduardo José Bernini – Director; Antonio Luiz Barros de Salles - Director

Banco do Estado de Sao Paulo S.A. – Banespa: Antônia Lopes da Silva - Attoney-in-fact

Camino – Fundo de Investimento em Ações: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Raphael – Fundo de Investimento em Títulos e Valores Mobiliários: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Beta 14 Fundo de Investimento em Títulos e Valores Mobiliários: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Verde 14 - Fundo de Investimento Multimercado: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Verde Fundo de Investimento Multimercado: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo TOP - Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Carteira Administrada Real Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Star - Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

HG Carteira Administrada Hedge Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

Hedging-Griffo Sakura Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

HG Pilar Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Turbus – Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

HG Private Fundo de Investimento Multimercado: Lucila Prazeres da Silva - Attoney-in-fact

Hedging-Griffo Mega Hope Fundo de Investimento em Títulos e Valores Mobiliários: Lucila Prazeres da Silva - Attoney-in-fact

Green HG Fund LLC. : Lucila Prazeres da Silva - Attoney-in-fact

HG Global Macro Master Fund, LLC. : Lucila Prazeres da Silva - Attoney-in-fact

HG Hiper - Fundo de Investimento Financeiro: Lucila Prazeres da Silva - Attoney-in-fact

HG TOP 30 Fundo de Investimento Multimercado: Lucila Prazeres da Silva - Attoney-in-fact

HG Master Fundo de Investimento em Ações: Lucila Prazeres da Silva - Attoney-in-fact

Hedging Griffo Clique – Fundo de Investimento em Títulos e Valores Mobiliários: Lucila Prazeres da Silva - Attoney-in-fact

Romanche Investment Corporation LLC: Carolina Tepedino de Lima Costa - Attoney-in-fact

Gallic Capital Group LLC: Carolina Tepedino de Lima Costa - Attoney-in-fact

Acton Investment Management LLC: Carolina Tepedino de Lima Costa - Attoney-in-fact

Clube de Investimento Pactual I: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Pactual Andrômeda: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual Hedge: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Pactual Blue Chips: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Pactual Dinâmico: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento em Ações Bells: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual Arbitragem: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual Hedge Plus: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Rapsag: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual Total Return Equities: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimentos de Ações Pactual Eventos Corporativos: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimentos Pactual BKB Multimanager – Multimercado: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimentos Pactual BKB Multimanager Plus – Multimercado: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimetno Multimercado Pactual Select Bolsa: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual Hedge Institucional: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual Multistrategies Advanced: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Pactual Gestão Participativa: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual HP: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Carol: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Multimercado Pactual LS Ações: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Financeiro Bull & Bear: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento Financeiro Exclusivo Pactual Select Previdência: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fundo de Investimento de Ações Esmeralda: Carolina Tepedino de Lima Costa - Attoney-in-fact

Teresa Cristina de Azevedo Antunes Carparelli: Carolina Tepedino de Lima Costa - Attoney-in-fact

Alfredo Nagib Rizkallah Alfredo Nagib Rizkallah: Carolina Tepedino de Lima Costa - Attoney-in-fact

Fernando de Castro Rodrigues: Carolina Tepedino de Lima Costa - Attoney-in-fact

Cláudio Antônio de Andrade Fortes: Carolina Tepedino de Lima Costa - Attoney-in-fact

Elisa de Barros: Carolina Tepedino de Lima Costa - Attoney-in-fact

Anna Amélia Gonçalves Faria: Carolina Tepedino de Lima Costa - Attoney-in-fact

Credit Agricole Asset Management: Carlos Augusto Ferreira de Melo - Attoney-in-fact

COMPANY'S INDEPENDENT AUDITORS
Ernst & Young Auditores Independentes S/S
Aurivaldo Coimbra de Oliveira
Carlos A. Miyahira

COMPANY'S DIRECTORS
Eduardo José Bernini - President Director
Andrea Cristina Ruschmann - Director for Finances and Relations with Investors
MEMBER OF THE FISCAL COUNCIL
Reginaldo Antonio Ribeiro

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF N.° 02.998.609/0001-27 – NIRE 35.300.170.555
A PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

We inform the Shareholders that this Company, in accordance with decisions made by its Shareholders at the Ordinary Sharholders Meeting held on 03/31/05, at 3:00 p.m., in its headquarters located at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, approved the proposal by the Management for the distribution of remaining dividends for 2004, in the amount of R$77,502,049.13 (seventy seven million, five hundred and two thousand, forty nine reais and thirteen cents), corresponding to the net profit determined in the Company's Balance Sheet for the 4th quarter of 2004, after discounted the legal reserve of 5%, free of Withholding Income Tax - IRRF, pursuant to article 10 of Law 9,249/95, Art. 34, sole paragraph of the Company's Bylaws, to shareholders that held shares at the base date of April 13, 2005, as follows:

1) Dividend in the amount of R$0.775733 per batch of 1,000 ordinary shares, and R$0.853306 per batch of 1,000 preferred shares.

2) Instructions as to the credit of dividends:

2.1- Shareholders will have their credits available according to the banking abode supplied to Banco Itaú S.A. – Institution Depository of the shares, as from the date of the beginning of the distribution of that right.

2.2- For those shareholders whose registration does not include their inscription in the Taxpayer Registry - CPF/CNPJ number, or indication of "Bank/Branch/Current Account", dividends will be only credited as from the 3rd business day, counting from the date of updating their banking information, in the electronic files of Banco Itaú S.A., which can be done through any branch of the network or through a letter addressed to the "Superintendência de Serviços para Empresas" Company Service Division – Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

2.3- Shareholders using fiduciary custodies will have their dividends credited according to the procedures adopted by the Stock Exchanges.

2.4- The payment of dividends will be made as from April 26, 2005.

3) Service Locations – At the Banco Itaú branches listed below and other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Basement
Rio de Janeiro	Rua 7 de Setembro, 99 – Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st Floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela Ground Floor

São Paulo, April 1, 2005.
AES TIETÊ S.A.
Original document signed by:
Andrea Cristina Ruschmann
Director for Finances and Relations with Investors

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF n° 02.998.609/0001-27
A Public Company

NOTICE TO THE MARKET

AES Tietê S.A. ("Company"), in compliance with the provisions of § 4 of article 157 of Law 6.404/76, and CVM Instruction 358/02, communicates to its shareholders and the public that the Company's capital increase for private subscription in the amount of R$59,810,744.03 (fifty nine million, eight hundred and ten thousand, seven hundred and forty four reais and three cents), by way of the issue of 823,651,375 (eight hundred and twenty three million, six hundred and fifty one thousand, three hundred and seventy five) ordinary shares with no par value, and 791,460,167 (seven hundred and ninety one million, four hundred and sixty thousand, one hundred and sixty seven) preferred shares with no par value at equal proportional to the currently existing, made within the limit of the authorized capital set forth by article 4 of its Bylaws, approved in the Board of Directors' Meeting of February 25, 2005, and effective as from March 7, 2005, arising from the publication of Normative Resolution 149 of February 28, 2005 by Agência Nacional de Energia Elétrica – ANEEL, is considered as ratified, since at the closing of the subscription period ended on April 12, 2005, the subscription by shareholders was verified at the total amount of shares issued by the Company in the referred to capital increase.

Sao Paulo, April 20, 2005

Original document signed by:

Andréa Cristina Ruschmann
Director for Finances and Relations with Investors

FREE TRANSLATIONS OF:

AES Tietê

AES TIETÊ S.A.

CNPJ nº 02.998.609/0001-27

NIRE 35300170555 – A PUBLIC COMPANY

MATERIAL EVENT

AES Tiête S.A. (AES TIETÊ.), in compliance with CVM Instruction 358, of January 3, 2002, and considering the Relevant Issue published on March 30, 2005 informing the intention of Banco do Estado de São Paulo S.A. ("Banespa"), and Banco Santander Brasil S.A.. ("Santander") to carry out an offer to dispose off up to the total amount of ordinary and preferred shares issued by AES Tietê and held by these two institutions, ("Offer"), and request for the registration of which with the Securities Commission was filed on March 30, 2005, informs its shareholders and the market that:

1. Banco Nossa Caixa S.A. ("Banco Nossa Caixa") adhered on May 17, 2005 to the Offer and intends to sell up to the totality of the preferred shares issued by AES Tietê held by same. The shareholding of Banco Nossa Caixa represents a percentage of approximately 17% of the preferred stock and 8% of the total capital of AES Tietê.

2. Thus Banespa, Santander and Banco Nossa Caixa can sell, together, up to 20,730,625,071 preferred shares and up to 6,318,221.389 ordinary shares issued by AES Tietê. The total shareholding of these three institutions represent a percentage of approximately 45% of the preferred stock, 13% of the ordinary stock and 28% of the total capital of AES Tietê.

São Paulo, May 18, 2005.

Original document signed by:

Andrea Cristina Ruschmann
Director for Relations with Investors
AES Tietê S.A.

FREE TRANSLATION OF:

NOTICE TO THE MARKET

Selling Shareholders

Inform that on March 30, 2005 it was requested to the Securities Commission, the registration of the public secondary distribution of preferred shares and ordinary shares held by the Selling Shareholders and issued by

AES Tietê

Banco do Estado de São Paulo S.A. – BANESPA, a financial institution with head office at Praça Antonio Prado, number 6, in the City of São Paulo, State of São Paulo ("BANESPA"), Banco Santander Brasil S.A., a financial institution with head office at Rua Amador Bueno, number 474, in the City of São Paulo, State of São Paulo ("Banco Santander"), Banco Nossa Caixa S.A., a financial institution with head office at Rua XV de Novembro, nº 111, in the City of São Paulo, State of São Paulo ("Banco Nossa Caixa" and, together with BANESPA and Banco Santander, the "Selling Shareholders"), Banco de Investimentos Credit Suisse First Boston S.A. ("Lead Coordinator") and Banco Santander, as coordinator (together with the Lead Coordinator, the "Coordinators of the Offer"), communicate that on March 30, 2005 it was requested to the Securities Commission ("CVM"), the registry of the secondary public distribution of 18,026,630,497 preferred shares ("Preferred Shares") and of 5,494,105,556 ordinary shares ("Ordinary Shares" and, together with the Preferred Shares, "Shares") issued by AES Tietê S.A. ("Company"), all nominative, book shares, without par value, held by the Selling Shareholders, free from any onuses or encumbrances, to be carried out in Brazil, in non-organized over the counter market, according to the procedures provided for by CVM Instruction number 400, of December 29, 2003 ("CVM Instruction 400"), and with special attention to sales overseas ("Offer"), based on the exemptions from registration foreseen in Rule 144A and in Regulation S, both pertaining to the Securities Act of 1933 of the United States of America ("Securities Act").

The number of shares to be effectively distributed subsequent to the grant of the registration of the Offer by CVM can be smaller than the number of Shares initially offered as provided for this Market Notice. In this case, Non-institutional Investors (as defined below) could be subject to the adhesion to the Offer to the floating of the total Preferred Shares initially offered or of at least 12,618,641,347 Preferred Shares, equivalent to 70% of the Preferred Shares initially offered ("Minimum Number of Preferred Shares"), and/or a minimum of 3,845,873,889 Ordinary Shares, equivalent to 70% of the Ordinary Shares initially offered ("Minimum Number of Ordinary Shares").

1. THE OFFER

The shares will be distributed in Brazil by the Coordinators of the Offer, in conjunction with the financial institutions contracted by them ("Syndicated Brokers") and, in conjunction with the Coordinators of the Offer, the ("the Institutions Participating in the Offer"), in the form of a firm guarantee of acquisition.

Simultaneous to the public distribution of Shares in Brazil, Credit Suisse First Boston LLC and Santander Investment Limited ("Agents for International Distribution"), in their capacity as agents for the Coordinators of the Offer, would concentrate on selling the Shares to institutional investors resident and domiciled in the United States, based on the exemptions of registration foreseen in Rule 144A, and in other countries (with the exception of the United States), based on Regulation S, both pertaining to the Securities Act. The foreign institutional investors that will participate in the initiative for sales overseas should be registered in the CVM, in accordance with the terms set forth in CVM Instruction n° 325, of January 27, 2000, and in the National Monetary Council Resolution n° 2.689, of January 26 2000, and subsequent alterations ("Foreign Institutional Investors"). The Shares that are the object of these overseas sales initiatives by the International Distribution Agents, will be acquired mandatorily, liquidated and paid to the Coordinators of the Offer in local currency and in accordance with the terms of article 19, paragraph 4, of Law n° 6.385, of December 07, 1976 and its alterations.

No registration of the Offer of Shares was made with the Securities and Exchange Commission of the United States of America ("SEC") or any regulatory body of the stock markets in any other country, except Brazil.

The total quantity of Preferred Shares and Ordinary Shares could be increased by supplementary batches up to 2.703.994.574 preferred shares issued by the Company ("Additional Preferred Shares") and up to 824.115.833 ordinary shares issued by the Company ("Additional Ordinary Shares" that are, in conjunction with the "Additional Preferred Shares", the "Additional Shares") equivalent, respectively, to up to 15% of the Preferred Shares and 15% of Ordinary Shares offered initially, in accordance with options granted by the Selling Shareholders to the Lead Coordinator for the acquisition of Additional Preferred Shares and Additional Ordinary Shares ("Options"), under the terms of article 24 of CVM Instruction 400, that would be allocated exclusively to meet any eventual excess of demand occurring during the Offer and that will be acquired in accordance with the same conditions and price as the Preferred Shares and the Ordinary Shares offered initially and respectively. The Options could be applied by the Lead Coordinator within a period of 30 days counting from the publication of this Announcement of Start.

2. PROCEDURES OF THE OFFER

2.1. Plan and Form of Distribution

The Coordinators of the Offer, with the express agreement of the Selling Shareholders, elaborated a plan for the distribution of the Shares, in accordance with the terms of paragraph 3 of article 33 of CVM Instruction 400, that takes into account the relationship

between the Coordinators of the Offer and their clients and other considerations of a commercial or strategic nature that apply, whilst ensuring that the Coordinators of the Offer should correlate the investment to the risk profile of their clients besides treating the investors in a just and equal manner.

In accordance with the Contract for Secondary Public Distribution of Preferred Shares and Ordinary Shares Issued by AES Tiete S. A. to be entered into by the Selling Shareholders, the Coordinators of the Offer, and the Brazilian Company for Liquidation and Custody ("Distribution Contract and "CBLC", respectively), the Shares will be distributed in Brazil, in the non-organized over the counter market, in the form of non-joint firm guarantee, and carried out by the Coordinators of the Offer. Such firm guarantee will be binding as from the signing of the Distribution Contract.

2.2. Schedule of the Offer

Below is an estimates schedule of the stages of the main events based on the publication of this Notice to the Market:

Order of the Events		**Date anticipated(1)**
1.	Publication of the Notice to the Market	05.24.05
	Availability of the Preliminary Prospect	05.24.05
2.	Start of the road show	05.31.05
3.	Start of the Reservation Period	06.01.05
	Start of the Bookbuilding Procedure	06.01.05
4.	Closing of the Reservation Period For Binding Persons	06.03.05
5.	End of the road show presentations	06.10.05
6.	Closing of the Reservation Period	06.13.05
7.	Closing of the Bookbuilding Procedure	06.14.05
	Setting of Sales Price	06.14.05
8.	Signing of the Distribution Contract and the Placement Facilitation Agreement	06.14.05
9.	Publication of the Start Notice	06.15.05
	Start of the Negotiations of the Offer Shares	06.15.05
	Start of the term for the exercise of options	06.15.05
10.	Liquidation date	06.20.05
11.	End of the term for exercising Options	07.15.05
12.	Publication of the Closing Notice	07.20.05

(1) All dates anticipated are mere proposals and are subject to changes and postponing.

2.3. Participation of Investors

The Institutions Participating in the Offer will carry out the distribution by way of two distinct offers being one a retail offer ("Retail Offer") and the other an institutional offer ("Institutional Offer")

2.3.1. Retail Offer

Observing the limits described below in item 2.4.1 (Reservation Period), the Retail Offer will be carried out with private and corporate investors, resident and domiciled in Brazil, that are not considered to be institutional investors and with investment pools that decided to participate in the Retail Offer ("Non Institutional Investors") that, to this end, made a reservation request by filling out a specific form ("Reservation Requests") intended for the acquisition of Preferred Shares and/or Ordinary Shares, as the case might be, under the conditions described in item 2.4 below (Procedure for Distribution).

2.3.2. Institutional Offer

The Institutional Offer will be carried out with individual and corporate entities where the amount of the investment exceeds the maximum limit established by the Retail Offer, investment funds and pools, managed portfolios, pension funds, third party resource management entities registered with CVM, entities authorized to participate by the Brazilian Central Bank, condominiums dedicated to applications in bonds and securities portfolios registered with CVM and/or the São Paulo Shares Exchange – Bovespa ("BOVESPA"), insurance companies, entities for complementary social welfare and capitalization and Foreign Institutional Investors ("Institutional Investors").

Investors residing in the country are not subject to restrictions for disposing of, in Brazil, Shares acquired in the Offer but in keeping with Brazilian legislation the Foreign Institutional Investors that acquire Shares in the Offer may only sell same in Brazil. Apart from this the Shares were not registered with the SEC and therefore, as far as North-American legislation is concerned their transfer is subject to the restrictions imposed by said legislation.

2.4. Distribution Procedure

Subsequent to the closing of the Reservation Period (as defined in item 2.4.1 below) the carrying out of the Bookbuilding Procedures (as defined in item 2.5 below) the grant of the registration of the Offer by CVM and the publication of the Notice of Start the Institutions Participating in the Offer, will carry out the public distribution of Shares in the non-organized over the counter market, in the form of a firm guarantee and under the terms set out in article 21 of CVM Instruction 400 in compliance with the clause below.

2.4.1. Reservation Period and Procedure Retail Offer Procedure

A period of 9 (nine) working days will be granted to Non-Institutional Investors, starting on June 01, 2005 and closing on June 13, 2005, inclusive ("Reservation Period") to carry out the reservations pertaining to the acquisition of Preferred Shares and/or Ordinary Shares, upon the filling out of the Reservation Request before one sole Institution Participating in

the Offer. Those institutions participating in the Offer will only meet the Reservation Requests filed by investors holding current accounts or investment accounts or accounts maintained by the interested party.

The Non-Institutional Investors that are: (a) managers of the Company or its subsidiaries; (b) controllers or managers of the Institutions Participating in the Offer; (c) other persons with connections binding them to the Offer; including (d) spouses, partners, parents, children and relations to the second degree of those persons identified in items (a), (b) and (c) ("Binding Parties"); should carry out their Reservation Requests, preferably, from June 1 to June 3, 2005, inclusive (the "Reservation Period for Binding Parties").

The quantities of up to 10% of the Preferred Shares effectively distributed and up to 10% of the Ordinary Shares effectively distributed without considering, respectively, the Additional Preferred Shares and the Additional Ordinary Shares will be destined first for distribution amongst the Non-Institutional Investors.

The Reservation Requests should be carried out by Non-Institutional Investors in accordance with conditions of efficiency indicated in item (a) below, in an irrevocable and irreversible manner, except for the provisions of item (i) below and on the following conditions:

(a) each interested Non-Institutional Investor will be able to place its Reservation Request with one sole Institution Participating in the Offer within the Reservation Period, observing the minimum investment amount of R$ 1,000,00 (one thousand reais) and the maximum amount of investment of R$ 300,000,00 (three hundred thousand reais) per Non-Institutional Investor and for each type of share or, in other words, the minimum and maximum investment limits should be observed separately for investment in the Preferred Shares and the Ordinary Shares. The Non-Institutional Investors can stipulate, in their Reservation Requests, a maximum price per batch of one thousand Preferred Shares and/or per batch of one thousand Ordinary Shares as a condition of the confirmation of its Reservation Requests, in accordance with the provisions of paragraph 3 of article 45 of CVM Instruction 400, and can also condition their adhesion to the Offer, in accordance with article 31 of CVM Instruction 400, to the distribution of the total amount of Preferred Shares initially offered or to the Minimum Number of Preferred Shares and/or the total amount of Ordinary Shares initially offered or the Minimum Number of Ordinary Shares. In the case of opting to condition adhesion to the Offer to the distribution of the Minimum Number of Preferred Shares and/or the Minimum Number of Ordinary Shares it will be the Non-Institutional Investor call to indicate whether it intends to receive the total amount of the Preferred Shares and/or Ordinary Shares, object of its Reservation Request, or the number equivalent to the proportion between the number of Preferred Shares and/or Ordinary Shares effectively distributed, and the number of Preferred Shares and/or Ordinary shares initially offered respectively, and presuming, in the absence of a manifestation, in accordance with the terms provided for in the Reservation Request, its interest in receiving the total amount of the Preferred Shares and/or Ordinary Shares object of the Reservation Request;

(b) the Reservation Requests for Preferred Shares carried out by Non-Institutional Investors that have stipulated, as a condition of confirmation of their respective Reservation Requests for Preferred Shares, a maximum price per batch of one thousand Preferred Shares smaller than the Price of Sale of the Preferred Shares (defined in item 2.5) will be cancelled by the Institution Participating in the Offer that received said Reservation Request for Preferred Shares. If (i) the Non-Institutional Investor has conditioned its adhesion to the Offer to the distribution of the total amount of the Preferred Shares initially offered and the number of Preferred Shares effectively distributed is smaller than the number of Preferred Shares initially offered or (ii) the Non-Institutional Investor has conditioned its adhesion to the Offer to the distribution of the Minimum Number of Preferred Shares, and the number of Preferred Shares effectively distributed is smaller that the referred to Minimum Number of Preferred Shares, its reservation Request for Preferred Shares will be cancelled by the Institution Participating in the Offer that received its request. Likewise, the Reservation Requests for Ordinary Shares carried out by Non-Institutional Investors that have stipulated, as a condition of confirmation of the respective Reservation Requests for Ordinary Shares, a maximum price per batch of one thousand Ordinary Shares smaller than the Price of Sale of the Ordinary Shares (defined in item 2.5) will be cancelled by the Institution Participating in the Offer that received said Reservation Request for Ordinary Shares. If (i) the Non-Institutional Investor has conditioned its adhesion to the Offer to the distribution of the total amount of the Ordinary Shares initially offered, and the number of Ordinary Shares effectively distributed is smaller than the number of Ordinary Shares initially offered or (ii) the Non-Institutional Investor has conditioned its adhesion to the Offer to the distribution of the Minimum Number of Ordinary Shares, its Reservation Request for Ordinary Shares will be cancelled by the Institution Participating in the Offer that received its request;

(c) each Institution Participating in the Offer should inform the number of Preferred Shares and/or Ordinary Shares to be acquired and the corresponding amount of the investment to the Non-Institutional Investor with whom it carried out the Reservation Request up until 16.00hs of the day following the publication of this Notice of Start, by way of its electronic address, or, in the absence of same, by telephone or correspondence, being the payment limited to the amount of the respective Reservation Request and safeguarding the possibility of an apportionment, as provided for in item (f) below;

d) each Non-Institutional Investor should effect payment of the indicated amount in accordance with item (c) above, to the Institution Participating in the Offer with which it had carried out its Request for Reservation, in resources that are available immediately, by 10.30 a.m. on the Date of Liquidation (as defined in item 2.4.3);

e) if the total amount of the Reservation Requests for Preferred Shares is equal or smaller than 10% of the Preferred Shares effectively distributed, excluding the Additional Preferred Shares, there will not be an apportionment, and all the Reservation Requests will be fully met, and eventual remnants of the batch offered to Non-Institutional Investors will be allocated to the Institutional Investors.

Likewise, if the total amount of the Reservation Requests for Ordinary Shares is equal or smaller than 10% of the total Ordinary Shares effectively distributed, excluding the Additional Ordinary Shares, there will not be an apportionment, and all the Reservation Requests will be fully met, and eventual remnants of the batch offered to Non-Institutional Investors will be allocated to the Institutional Investors;

(f) if the total of the Reservation Requests of the Preferred Shares is superior to the amount of 10% of the Preferred Shares effectively distributed, excluding the Additional Preferred Shares, an apportionment will be made amongst all the Non-Institutional Investors that adhere to the Retail Offer for the acquisition of Preferred Shares, being that (i) for reservations of up to R$ 5,000,00 (five thousand reais), inclusive, the criteria for apportionment will be an equal and successive division of the Preferred Shares destined to the Retail Offer amongst all the Non-Institutional Investors, limited to the individual value of each Request for Reservation and to the total of the Preferred Shares destined to the Retail Offer; and (ii) once the criteria described in item (i) above has been fulfilled, the Preferred Shares destined to the Retail Market that remain will be apportioned in proportion to the value of the respective Requests for Reservation amongst all the Non-Institutional Investors, disregarding, however, in both cases, fractions of Preferred Shares. At the discretion of the Lead Coordinator, the number of Preferred Shares destined to the Retail Offer could be increased in order to meet partially or totally the excess requests being that in the case of partial consideration the criteria for apportionment described in (i) and (ii) above will be observed.

(g) if the total of the Requests for Reservation of the Ordinary Shares is superior to the amount of 10% of the Ordinary Shares effectively distributed, excluding the Additional Ordinary Shares, an apportionment will be made amongst all Non-Institutional Investors that adhere to the Retail Offer for the acquisition of Ordinary Shares, being that (i) for reservations of up to R$ 5,000.00 (five thousand reais), inclusive, the criterion for apportionment will be an equal and successive division of the Ordinary Shares destined to the Retail Offer amongst all the Non-Institutional Investors, limited to the individual value of each Reservation Request and to the total of the Ordinary Shares destined to the Retail Offer; and (ii) once the criterion described in item (i) above is met, the Ordinary Shares destined to the Retail Offer that remain will be apportioned in proportion to the value of the respective Reservation Requests amongst all the Non-Institutional Investors, disregarding, however, in both cases, fractions of Ordinary Shares. At the discretion of the Lead Coordinator, the number of Ordinary Shares destined to the Retail Offer could be increased in order to meet partially or totally the excess requests, being that in the case of partial consideration the criterion for apportionment described in (i) and (ii) above will be observed;

(h) if there is an excess of demand superior to one third of the Preferred Shares effectively distributed, without considering the Additional Preferred Shares, the distribution of Preferred Shares to Connected Parties will be vetoed except for those that have carried out the Reservation Request within the Period of Reservation for Connected Parties. Likewise, if there is an excess of demand superior to one third of

the Preferred Shares effectively distributed, without considering the Additional Preferred Shares, the distribution of Preferred Shares to Connected Parties will be banned, except for those that have carried out the Reservation Request within the Period of Reservation for Connected Parties;

(i) except in the hypothesis of finding a relevant divergence between the information contained in the preliminary prospectus and the definitive prospectus relating to the Offer altering substantially the risk assumed by the Non-Institutional Investor, or its decision for investment, could the referred to Non-Institutional Investor desist from the Reservation Request after the start of the period for Distribution (defined in item 2.3.4. below). In this case, the Non-Institutional Investor should inform its decision to desist from the Reservation Request up to 10:30a.m.of the fifth working day after the date of publication of this Notice. If the Non-Institutional Investor does not inform its decision to desist from the Reservation Request by the date and time mentioned it should effect payment under the terms set out above; and

(j) in the hypothesis that the Offer is not concluded or in the hypothesis of rescission of the Contract for Distribution or in any other hypothesis for the return of Reservation Requests based on an express legal provision, the Reservation Requests will be automatically cancelled and the Institutions Participating in the Offer will advise the Non-Institutional Investor with whom it carries out the Reservation Request of the cancellation of the Offer, and this will also occur by way of a notice in the press.

2.4.2. Institutional Investors

Subsequent to meeting the Reservation Requests from the Non-Institutional Investors as described above, the Shares will be distributed amongst the Institutional Investors contacted by the Coordinators of the Offer, and these will not have permission for early reservations, nor will they be subject to maximum and minimum amounts of investment.

If the number of Preferred Shares and/or Ordinary Shares that are the object of orders received from Institutional Investors during the Bookbuilding Procedure exceeds the total of the Preferred Shares and/or the Ordinary Shares remaining after meeting the Reservation Requests made by Non-Institutional Investors, the Institutional Investors that will take priority, at the discretion of the Selling Shareholders and the Coordinators, will be those that best meet the purpose of this Offer, which is to create a diversified basis of shareholders formed by Institutional Investors with different criteria for evaluating the Company across time, the business sector where it acts and the Brazilian and international macroeconomic outlook. The Institutional Investors should carry out the acquisition of the Shares by way of cash payment in local currency at the time of the acquisition.

2.4.3. Distribution Term

The date of the start of the Offer shall be disclosed by publication of a Notice of Start, as provided for in article 52 of CVM Instruction 400. The period for distribution of the Shares is up to 6 months counting from the date of publication of this Notice of Start ("Distribution Period").The physical and financial liquidation of the Offer, in accordance with the provision below, should be carried out within a period of 3 working days counting from the date of the publication of this Notice of Start ("Liquidation Date").

If the total of the Preferred Shares and/or Ordinary Shares effectively distributed has not been liquidated within the period of 3 working days, counting from the date of publication of this Notice of Start, the Coordinators of the Offer will acquire, at the end of this period, and at the Sales Price of the Preferred Shares and/or the Sales Price of the Ordinary Shares, depending on the case at hand, the total of the balance resulting from the difference between the number of Preferred Shares and/or Ordinary Shares that are the object of the firm guarantee posted by them and the number of Preferred Shares and/or Ordinary Shares effectively distributed in the market and not liquidated by the investors that acquired them, respectively, observing the limit of the firm guarantee for the acquisition of Preferred Shares and Ordinary Shares posted individually by each Coordinator of the Offer. The price for the re-sale of said balance of Preferred Shares and/or Ordinary Shares to the public by the Coordinators of the Offer, until the end of the Distribution Period, or until the date of the publication of the Notice of Termination of the Secondary Public Distribution of Preferred Shares and Ordinary Shares issued by AES Tiete S.A. whichever takes place first, will be the market price for the Preferred Shares and Ordinary Shares, limited to the respective Prices of Sale, safeguarding the balance of Preferred Shares and/or Ordinary Shares to the public by the Coordinators of the Offer, up to the end of the Distribution Period or until the date of the publication of the Notice of Termination of the Secondary Public Distribution of Preferred Shares and Ordinary Shares issued by AES Tiete S.A., whichever takes place first, will be the market price Preferred Shares and Ordinary Shares, limited by the respective Prices of Sale, safeguarding the activities of stabilization (described in 2.6 below).

2.5. Price of Sale

The price for acquiring a batch of one thousand Preferred Shares ("Sales Price for Preferred Shares") and the price for acquiring a batch of one thousand Ordinary Shares ("Sales Price for Ordinary Shares and in conjunction with the Sales Price of Preferred Shares, the "Prices of Sale") will be established after concluding the procedure of collecting investment intentions ("Bookbuilding Procedure"), carried out with the Institutional Investors (as defined above) by the Coordinators of the Offer, in compliance with articles 23, paragraph 1 and 44 of CVM Instruction 400, having as a parameter (a) the quotation of the Shares at BOVESPA, and (b) the indications of interest, based on the quality of demand (for volume and price) gathered from the Institutional Investors. The interested Non-Institutional Investors that adhere to the Offer will not participate in the Bookbuilding Procedure, which will reflect the value for which Institutional Investors will present their intentions to buy the Shares in the context of the Offer. The Sales Prices will be approved by the competent

corporate entities of the Selling Shareholders before the grant of the registration of the Offer by CVM.

2.6. Stabilization

The Lead Coordinator, with Credit Suisse First Boston S.A. Corretora de Títulos e Valores Mobiliários as an intermediary, will be allowed to carry out stock market operations intended to stabilize the prices of the Shares in BOVESPA during a period of up to 30 days counting from the date of the publication of the Notice of Start. To this end, a Private Instrument of a Contract for the Supply of Services and Stabilization of the Price of Preferred Shares and Ordinary Shares issued by AES Tiete S.A. will be entered into in accordance with minutes submitted to the approval by CVM and BOVESPA. The activities for the stabilization of prices of Shares will be exercised at the sole discretion of the Lead Coordinator.

2.7. Rights, Advantages and Restriction of Shares

The Preferred Shares do not guarantee a right to vote in General Meetings of the Shareholders of the Company except in limited circumstances. The Preferred Shares confer on their holders the following advantages, rights and preferences:
(a) participation in the net profit of each fiscal year, being assured to each Preferred Share an annual dividend 10% higher than that destined to every ordinary share issued by the Company; and
(b) priority in the reimbursement of the capital of the Company in the case of its liquidation up to the value of the stake in the company's capital represented by these shares.

The Preferred Shares are listed at BOVESPA under the code "GETI4".

The Ordinary Shares confer on their bearers the following rights:
(a) the right to vote in the General Meetings of the shareholders of the Company being that each share will correspond to one vote; and
(b) the right to a mandatory dividend in each fiscal year of at least 25% of the net profit adjusted in compliance with article 202 of Law n° 6.404, of December 15, 1976 and subsequent alterations.

The Ordinary Shares are listed at BOVESPA under the code "GETI3".

3. INFORMATION ABOUT THE COMPANY

The Company is a market leader in the Brazilian electric energy generation sector. Its activities comprise the generation and supply of energy to local energy distributors in various regions of the State of São Paulo. For more information about the Company, the sector it works in, its activities and economic and financial situation read the Preliminary Prospectus for the Secondary Public Distribution of Preferred Shares and Ordinary Shares Issued by AES Tiete S.A ("Preliminary Prospectus").

4. FINANCIAL INSTITUTION DEPOSITARY OF THE SHARES
The financial institution hired for the services of bookkeeping of the Shares is Banco Itaú S.A.

5. ADDITIONAL INFORMATION

The investors who wish to receive further information about the Offer or obtain a copy of the Preliminary Prospectus should approach the offices of the Institutions Participating in the Offer at the addresses indicated below. Additional information about the Syndicated Brokers registered with CBLC can be found at the CBLC website: **www.cblc.com.br**.

The following are the addresses of the Institutions Participating in the Offer where the investors can find additional information about the Offer as well as the Preliminary Prospectus:

• Banco de Investimentos Credit Suisse First Boston S.A.
Av. Brigadeiro Faria Lima nº 3.064, 13.º andar
São Paulo, SP

• Banco Santander Brasil S.A.
Rua Amador Bueno nº 474, 3.º andar
São Paulo, SP

• Syndicated Brokers
The offices of brokers for bonds and securities authorized by the CBLC to participate in the Offer.

The Preliminary Prospectus is also available on the following sites: www.aestiete.com.br, **www.banespa.com.br, www.santander.com.br, www.nossacaixa.com.br, www.csfb.com.br/ofertas and www.superbroker.com.br.**

Apart from this, the Preliminary Prospectus will be available at the head offices and site of the CVM, located at Rua Sete de Setembro, nº 111, 5º andar, in the city of Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Líbero Badaró, nº 471, 7º andar, in the city of São Paulo, State of São Paulo (**www.cvm.gov.br**) and at BOVESPA, located at Rua XV de Novembro, nº275, in the city of São Paulo, State of São Paulo (**www.bovespa.com.br**).

The Offer was approved during a BANESPA Board of Directors' Meeting, held on March 17, 2005, in a meeting of the Management of Banco Santander, held on March 23, 2005 and in a meeting of the Management of Nossa Caixa, held on May 17, 2005.

The Selling Shareholders and the Coordinators of the Offer will be holding presentations to investors (road show), during the period between the date the Preliminary Prospectus is disclosed and the date when the Sales Prices will be determined.

The Preliminary Prospectus contains additional and supplementary information to this Notice to the Market and its reading allows for a detailed analysis of the terms and conditions of the Offer and the risks inherent to same.

PLEASE READ THE PRELIMINARY PROSPECT BEFORE ACCEPTING THE OFFER.

This Offer is subject to the prior approval by CVM.

This is a public distribution that is exclusively secondary, and not carried out by the Company or by its controlling shareholders. The Company has cooperated with Selling Shareholders in accordance with the provisions of CVM Instruction 400.

This announcement is not an offer of sale of the Shares in the United States of America or in any other jurisdiction where the sale might be prohibited, being that there will be no registration of the Offer at the SEC or any regulatory body of the stock markets of any other countries except Brazil. The Shares can not be sold in the United States of America without registration at the SEC except in cases where exemption is applicable.

An investment in shares represents a risk investment because it is an investment in variable income and therefore investors that intend to invest in Shares are subject to the volatility of the stock market. Even so, there is no class or category of investor that is prohibited by law from acquiring Shares.

Lead Coordinator

CREDIT SUISSE | FIRST BOSTON

Banco Santander

Syndicated Brokers

FREE TRANSLATION OF:

NOTICE TO THE MARKET

banespa Nossa Caixa Banco Santander

Selling Shareholders

Communicate the start of the secondary public distribution of preferred shares and ordinary shares held by the Selling Shareholders issued by

AES Tietê

Registration of a Secondary Public Distribution CVM/SRE/SEC/2005/008 and CVM/SRE/SEC/2005/009, both on June 15, 2005
ISIN Code for Preferred Shares: BRGETIACNPR4
ISIN Code for Ordinary Shares: BRGETIACNOR7

COORDINATORS OF THE OFFER

CREDIT SUISSE FIRST BOSTON Banco Santander

Lead Coordinator

Banco do Estado de São Paulo S.A. - BANESPA, a financial institution with headquarters at Praça Antonio Prado, number 6, in the city of São Paulo, State of São Paulo ("BANESPA"), Banco Santander Brasil S.A., a financial institution with headquarters at Rua Amador Bueno, number 474, in the city of São Paulo, State of São Paulo ("Banco Santander"), Banco Nossa Caixa S.A., a financial institution with headquarters at Rua XV de Novembro, number 111, in the city of São Paulo, State of São Paulo ("Banco Nossa Caixa") and, in conjunction with BANESPA and Banco Santander, the "Selling Shareholders"), Banco de Investimentos Credit Suisse First Boston S.A. ("Lead Coordinator") and Banco Santander, in its capacity as coordinator (in conjunction with the Lead Coordinator, the "Coordinators of the Offer") communicate the start of the secondary public distribution of 18,026,630,497 preferred shares ("Preferred Shares") and of 5,494,105,556 ordinary shares ("Ordinary Shares") and, in conjunction with the Preferred Shares, "Shares" issued by AES Tiete S. A. ("Company"), all of them nominative book shares, without par value and held by the Selling Shareholders, free and unburdened by any onus or encumbrance, at a price of R$40 for each batch of one thousand Preferred Shares and a price of R$ 36.50 for each batch of one thousand Ordinary shares, making up a total of

R$ 921,600,072.64

to be carried out in Brazil over non-organizer counter market, registered with the Securities Commission ("CVM") and in accordance with the procedures provided for in CVM Instruction n° 400, of December 29, 2003 ("CVM Instruction 400"), and with special attention to sales overseas ("Offer"), based on the exemptions from registration foreseen in Rule 144A and in Regulation S, both pertaining to the Securities Act of 1933 of the United States of America ("Securities Act").

1. THE OFFER

The shares will be distributed in Brazil by the Coordinators of the Offer, in conjunction with the financial institutions contracted by them ("Syndicated Brokers") and, in conjunction with the Coordinators of the Offer, the ("the Institutions Participating in the Offer"), in the form of a firm guarantee of acquisition.

Simultaneous to the public distribution of Shares in Brazil, Credit Suisse First Boston LLC and Santander Investment Limited ("Agents for International Distribution"), in their capacity as agents for the Coordinators of the Offer, would concentrate on selling the Shares to institutional investors with residence and abode in the United States, based on the exemptions of registration foreseen in Rule 144A, and in other countries (with the exception of the United States), based on Regulation S, both pertaining to the Securities Act. The foreign institutional investors that will participate in the initiative for sales overseas should be registered in the CVM, in accordance with the terms set forth in CVM Instruction n° 325, of January 27, 2000, and in the National Monetary Council Resolution n° 2,689, of January 26, 2000, and subsequent alterations ("Foreign Institutional Investors"). The Shares that are the object of these overseas sales initiatives by the International Distribution Agents, will mandatorily be acquired, liquidated and paid to the Coordinators of the Offer in local currency and in accordance with the terms of article 19, paragraph 4, of Law n° 6,385, of December 07, 1976 and its alterations.

No registration of the Offer of Shares was made with the Securities and Exchange Commission of the United States of America ("SEC") or any regulatory body of shares markets in any other country, except Brazil.

The total number of Preferred Shares and Ordinary Shares could be increased by supplementary batches up to 2,703,994,574 preferred shares issued by the Company ("Additional Preferred Shares") and up to 824,115,833 ordinary shares issued by the Company ("Additional Ordinary Shares" that are, in conjunction with the "Additional Preferred Shares", the "Additional Shares") equivalent, respectively, to up to 15% of the Preferred Shares and 15% of Ordinary Shares offered initially, in accordance with options granted by the Selling Shareholders to the Lead Coordinator for the acquisition of Additional Preferred Shares and Additional Ordinary Shares ("Options"), under the terms of article 24 of CVM Instruction 400, that would be allocated exclusively to meet any eventual excess of demand occurring during the Offer and that will be acquired in accordance with the same conditions and price as the Preferred Shares and the Ordinary Shares offered initially and respectively. The Options could be applied by the Lead Coordinator within a period of 30 days counting from the publication of this Notice of Start.

2. PROCEDURES OF THE OFFER

2.1. Plan and Form of Distribution

The Coordinators of the Offer, with the express agreement of the Selling Shareholders, elaborated a plan for the distribution of the Shares, in accordance with the terms of paragraph 3 of article 33 of CVM Instruction 400, that takes into account the relationship between the Coordinators of the Offer and their clients and other considerations of a commercial or strategic nature that apply whilst ensuring that the Coordinators of the Offer should correlate the investment to the risk profile of their clients besides treating the investors in a just and equal manner.

In accordance with the Contract for Secondary Public Distribution of Preferred Shares and Ordinary Shares Issued by AES Tiete S. A. signed by the Selling Shareholders, the Coordinators of the Offer, the Company and the Brazilian Company for Liquidation and Custody ("Distribution Contract and "CBLC", respectively), the Shares will be distributed in Brazil, in the open over the counter market, in the form of a firm guarantee, not consolidated and carried out by the Coordinators of the Offer in the following quantities:

Coordinators of the Offer	Number of Preferred Shares	Number of Ordinary Shares
Lead Coordinator	9,013,315,249	2,747,052,778
Banco Santander	9,013,315,248	2,747,052,778

2.2. Participation of the Investors

The Institutions Participating in the Offer will carry out the distribution by way of two distinct offers being one a retail offer ("Retail Offer") and the other an institutional offer ("Institutional Offer")

2.2.1. Retail Offer

Observing the limits described below in item 2.3.1 (Reservation Period), the Retail Offer will be carried out with private and corporate investors, resident and domiciled in Brazil, that are not considered to be institutional investors and with investment pools that decided to participate in the Retail Offer ("Non-Institutional Investors") that, to this end, made a reservation request by filling out a specific form ("Reservation Requests") intended for the acquisition of Preferred Shares and/or Ordinary Shares, as the case might be, under the conditions described in item 2.3 below (Procedure for Distribution)

2.2.2. Institutional Offer

The Institutional Offer will be carried out with private and corporate entities where the amount of the investment exceeds the maximum limit established by the Retail Offer, investment funds and pools, managed portfolios, pension funds, third party resource

management entities registered with CVM, entities authorized to participate by the Central Bank, condominiums dedicated to applications in bonds and securities portfolios registered with CVM and/or the São Paulo Shares Exchange – Bovespa ("BOVESPA"), insurance companies, entities for complementary social welfare and capitalization and Foreign Institutional Investors ("Institutional Investors").

Investors residing in the country are not subject to restrictions for selling, in Brazil, Shares acquired in the Offer but in keeping with Brazilian legislation the Foreign Institutional Investors that acquire Shares in the Offer may only sell them in Brazil. Apart from this the Shares were not registered with the SEC and therefore, as far as North American legislation is concerned their transfer is subject to the restrictions imposed by the said legislation.

2.3. Distribution Procedure

The public distribution of Shares will be carried out by the Institutions Participating in the Offer, in the non-organized over the counter market, in the form of a firm guarantee and under the terms set out in article 21 of CVM Instruction 400 in compliance with the clause below. This firm guarantee will be binding as of the signing of the Distribution Contract

2.3.1. Reservation Period

A period of 9 (nine) work days was conceded to the Non-Institutional Investors, starting on June 01, 2005 and terminating on June 13, 2005, including ("Reservation Period") to carry out the reservations pertaining to the acquisition of Preferred Shares and/or Ordinary Shares in compliance with the conditions described below.

The Non-Institutional Investors that are: (a) managers of the Company or its Subsidiaries; (b) controllers or managers of the Institutions Participating in the Offer; (c) other persons with connections binding them to the Offer; including (d) spouses, partners, parents, children and relations to the second degree of those persons identified in items (a), (b) and (c) ("Participating Parties"); that carried out their Reservation Requests, preferably, from June 01 to June 03, 2005, including (the "Reservation Period for Participating Parties").

The quantities of up to 10% of the Preferred Shares effectively distributed and up to 10% of the Ordinary Shares effectively distributed without considering, respectively, the Additional Preferred Shares and the Additional Ordinary Shares will be destined first for distribution amongst the Non-Institutional Investors.

The Non-Institutional Investors could, in their Reservation Requests, stipulate their adhesion to the Offer to the distribution of the total of the Preferred Shares initially offered or a minimum of 12,618,641,347 of Preferred Shares, equivalent to 70% of the Preferred Shares initially offered ("Minimum Number of Preferred Shares"), and/or the distribution of the total amount of the Ordinary Shares initially distributed or a minimum of 3,845,873,889 Ordinary Shares, equivalent to 70% of the Ordinary Shares initially offered ("Minimum Number of Ordinary Shares")

The Reservation Requests were carried out by Non-Institutional Investors in accordance with conditions of efficiency indicated in item (a) below, in an irrevocable and irreversible manner, except for the clause in item (i) below and on the following conditions:

(a) each interested Non-Institutional Investor placed its Reservation Request with one sole Institution Participating in the Offer within the Reservation Period, observing the minimum investment amount of R$ 1,000,00 (one thousand reais) and the maximum amount of investment of R$ 300,000,00 (three hundred thousand reais) per Non-Institutional Investor and for each type of share or, in other words, the minimum and maximum limits were observed separately for investment in the Preferred Shares and the Ordinary Shares. The Non-Institutional Investors could stipulate, in their Reservation Requests, a maximum price for one batch of one thousand Preferred Shares and/or one batch of a thousand Ordinary Shares as a condition of the confirmation of its Reservation Requests, in accordance with the terms of paragraph 3° of article 45 of CVM Instruction 400, and could also condition their adhesion to the Offer, in accordance with article 31 of CVM Instruction 400, to the distribution of the total amount of Preferred Shares initially offered or to the Minimum Number of Preferred Shares and/or the total amount of Ordinary Shares initially offered or the Minimum Number of Ordinary Shares. In the case of opting to condition adhesion to the Offer to the distribution of the Minimum Number of Preferred Shares and/or the Minimum Number of Ordinary Shares the Non-Institutional Investor was obliged to declare whether it intended to receive the total amount of the Preferred Shares and/or Ordinary Shares that were the object of its Reservation Request or the number equivalent to the proportion between the number of Preferred Shares and/or Ordinary Shares initially offered, respectively, and presuming, in the absence of a manifestation, and in accordance with the terms provided for in the Reservation Request, its interest in receiving the total amount of the Preferred Shares and/or Ordinary Shares that were the object of the Reservation Request;

(b) the Reservation Requests for Preferred Shares carried out by Non-Institutional Investors that had stipulated, as a condition of confirmation of their respective Reservation Requests for Preferred Shares, a maximum price per batch of one thousand Preferred Shares inferior to the Price of Sale of the Preferred Shares (defined in item 2.4) will be cancelled by the Institution Participating in the Offer that received said Reservation Request for Preferred Shares. If (i) the Non-Institutional Investor had conditioned its adhesion to the Offer to the distribution of the total amount of the Preferred Shares initially offered and the number of Preferred Shares effectively distributed was inferior to the number of Preferred Shares initially offered under the terms of the Announcement to the Market relating to the Offer or (ii) the Non-Institutional Investor had conditioned its adhesion to the Offer to the distribution of the Minimum Number of Preferred Shares, its reservation Request for Preferred Shares will be cancelled by the Institution Participating in the Offer that received its request. In the same way, the Reservation Requests for Ordinary Shares carried out by Non-Institutional Investors that had stipulated, as a condition of confirmation of the respective Reservation Requests for Ordinary Shares a maximum price for a batch of one thousand Ordinary Shares inferior to the Price of Sale of the Ordinary Shares (defined in item 2.4) will be cancelled by the Institution Participating in the Offer that received said Reservation

Request for Ordinary Shares. If (i) the Non-Institutional Investor had conditioned its adhesion to the Offer to the distribution of the total amount of the Ordinary Shares to the distribution of the total amount of the Ordinary Shares initially offered and the number of Ordinary Shares effectively distributed was inferior to the number of Ordinary Shares initially offered under the terms of the Announcement to the Market relating to the Offer or (ii) the Non-Institutional Investor had conditioned its adhesion to the Offer to the distribution of the Minimum Number of Ordinary Shares, its Reservation Request for Ordinary Shares will be cancelled by the Institution Participating in the Offer that received its request;

(c) each Institution Participating in the Offer should inform the number of Preferred Shares and/or Ordinary Shares to be acquired and the corresponding amount of the investment of the Non-Institutional Investor with whom it carried out the Reservation Request up until 04:00 p.m. of the day following the publication of this Notice of Start, by way of its electronic address, or, in the absence of same, by telephone or correspondence being the payment limited to the amount of the respective Reservation Request and safeguarding the possibility of an apportionment, as provided for in item (f) below;

(d) each Non-Institutional Investor should effect payment of the indicated amount in accordance with item (c) above, to the Institution Participating in the Offer with which it had carried out its Request for Reservation, in resources that are available immediately, by 10:30 a.m. on the Date of Liquidation (as defined below);

(e) if the total amount of the Reservation Requests for Preferred Shares is equal or inferior to 10% of the total of the Preferred Shares effectively distributed, excluding the Additional Preferred Shares, there will not be an apportionment, and all the Reservation Requests will be fulfilled in their entirety, and eventual remnants of the batch offered to Non-Institutional Investors will be allocated to the Institutional Investors. In the same way, if the total amount of the Reservation Requests for Ordinary Shares is equal or inferior to 10% of the total of the Ordinary Shares effectively distributed, excluding the Additional Ordinary Shares, there will not be an apportionment, and all the Reservation Requests will be fulfilled in their entirety, and eventual remnants of the batch offered to Non-Institutional Investors will be allocated to the Institutional Investors;

(f) if the total of the Reservation Requests of the Preferred Shares is superior to the amount of 10% of the Preferred Shares effectively distributed, excluding the Additional Preferred Shares, an apportionment will be made amongst all the Non-Institutional Investors that adhered to the Retail Offer for the acquisition of Preferred Shares, being that (i) for reservations of up to R$ 5,000,00 (five thousand reais), inclusive, the criteria for apportionment will be an equal and successive division of the Preferred Shares destined to the Retail Offer amongst all the Non Instructional Investors, limited to the individual value of each Request for Reservation and to the total of the Preferred Shares destined to the Retail Offer; and (ii) once the criteria described in item (i) above has been fulfilled, the Preferred Shares destined to the Retail Market that remain will be apportioned in proportion to the value of the respective Requests for Reservation amongst all the Non-Institutional Investors, disregarding, however, in both cases, fractions of Preferred Shares. At the criteria of the Lead Coordinator, the number of Preferred Shares destined to the Retail Market could be increased in order to meet partially or totally

the excess requests being that in the case of partial consideration the criteria for apportionment described in (i) and (ii) above will be observed;

(g) if the total of the Requests for Reservation of the Ordinary Shares is superior to the amount of 10% of the Ordinary Shares effectively distributed, excluding the Additional Ordinary Shares, an apportionment will be made amongst all the Non-Institutional Investors that adhered to the Retail Offer for the acquisition of Ordinary Shares, being that (i) for reservations of up to R$ 5,000,00 (five thousand reais), inclusive, the criteria for apportionment will be an equal and successive division of the Ordinary Shares destined to the Retail Offer amongst all the Non Instructional Investors, limited to the individual value of each Reservation Request and to the total of the Ordinary Shares destined to the Retail Offer; and (ii) once the criteria described in item (i) above has been fulfilled, the Ordinary Shares destined to the Retail Market that remain will be apportioned in proportion to the value of the respective Reservation Requests amongst all the Non-Institutional Investors, disregarding however, in both cases, fractions of Ordinary Shares. At the criteria of the Lead Coordinator, the number of Ordinary Shares destined to the Retail Market could be increased in order to meet partially or totally the excess requests being that in the case of partial consideration the criteria for apportionment described in (i) and (ii) above will be observed;

(h) if there is an excess of demand superior to one third of the Preferred Shares effectively distributed, without considering the Additional Preferred Shares, the distribution of Preferred Shares to Connected Parties except for those that had carried out the Reservation Request within the Period of Reservation for Connected Parties. In the same way if there is an excess of demand superior to one third of the Preferred Shares effectively distributed, without considering the Additional Preferred Shares, the distribution of Preferred Shares to Connected Parties except for those that had carried out the Reservation Request within the Period of Reservation for Connected Parties;

(i) except in the hypothesis of the discovery of a relevant divergence between the information contained in the preliminary prospectus and the definitive prospectus relating to the Offer that alters substantially the risk assumed by the Non-Institutional Investor, or its decision for investment, could the referred to Non-Institutional Investor desist from the Reservation Request after the start of the period for Distribution (defined in item 2.3.3. below). In this hypothesis the Non-Institutional Investor should inform its decision to desist from the Reservation Request up to 10:30 a.m. of the fifth working day after the date of publication of this Notice. If the Non-Institutional Investor does not inform its decision to desist from the Reservation Request by the date and time mentioned it should effect payment under the terms set out above; and

(j) in the hypothesis that the Offer is not concluded or in the hypothesis of rescission of the Contract for Distribution or in any other hypothesis for the return of Reservation Requests based on an express legal provision, the Reservation Requests will be automatically cancelled and the Institutions Participating in the Offer will advise the Non-Institutional Investor with whom it will be carrying out the Reservation Request of the cancellation of the Offer and this will also occur by way of a notice in the press.

2.3.2. Institutional Investors

The Shares, after meeting the Reservation Requests from the Non-Institutional Investors as described above, will be distributed amongst the Institutional Investors contacted by the Coordinators of the Offer, and these will not have permission for anticipated reservations nor will they be subject to maximum and minimum amounts of investment. If the number of Preferred Shares and/or Ordinary Shares that are the object of orders received from Institutional Investors during the Bookbuilding Procedure (as defined in 2.4 below) exceeds the total of the Preferred Shares and/or the Ordinary Shares remaining after meeting the Reservation Requests effected by Non-Institutional Investors, the Institutional Investors will take priority for their respective orders and in accordance with the criterion of the Selling Shareholders and the Coordinators of the offer that best meets the object of this Offer, which is to create a diversified basis of shareholders formed by Institutional Investors with different criteria for evaluating the long term-perspective of the Company, the business sector where it is active and the Brazilian and international macroeconomic outlook.

The Institutional Investors should carry out the acquisition of the Shares by way of cash payment in local currency at the time of the acquisition.

2.3.3. Period for Distribution

The period for distribution of the Shares is up to 6 months counting from the date of publication of this Notice of Start ("Distribution Period").

The physical and financial liquidation of the Offer, in accordance with the provision below, should be carried out within a period of 3 working days counting from the date of the publication of this Notice of Start ("Liquidation Date").

If the total of the Preferred Shares and/or Ordinary Shares effectively distributed has not been liquidated within the period of 3 working days, counting from the date of publication of this Notice of Start, the Coordinators of the Offer will acquire, at the end of this period, and at the Sales Price of the Preferred Shares and/or the Sales Price of the Ordinary Shares, depending on the case at hand, the total of the balance resulting from the difference between the number of Preferred Shares and/or Ordinary Shares that are the object of the firm guarantee posted by them and the number of Preferred Shares and/or Ordinary Shares effectively distributed in the market and not liquidated by the investors that acquired them, respectively, observing the limit of the firm guarantee for the acquisition of Preferred Shares and Ordinary Shares posted individually by each Coordinator of the Offer. The price for the re-sale of said balance of Preferred Shares and/or Ordinary Shares to the public by the Coordinators of the Offer until the end of the Distribution Period or until the date of the publication of the Notice of Termination of the Secondary Public Distribution of Preferred Shares and Ordinary Shares issued by AES Tiete S.A. whichever takes place first, will be the market price for the Preferred Shares and Ordinary Shares, limited to the respective Prices of Sale, safeguarding the balance of Preferred Shares and/or Ordinary Shares to the

public by the Coordinators of the Offer, up to the end of the Distribution Period, or until the date of the publication of the Notice of Termination of the Secondary Public Distribution of Preferred Shares and Ordinary Shares issued by AES Tiete S.A., whichever takes place first, will be the market price of Preferred Shares and Ordinary Shares, limited by the respective Prices of Sale, safeguarding the activities of stabilization (described in 2.5 below).

2.4. Price of Sale

The price for acquiring a batch of one thousand Preferred Shares ("Sales Price for Preferred Shares") and the price for acquiring a batch of one thousand Ordinary Shares ("Sales Price for Ordinary Shares and in conjunction with the Sales Price of Preferred Shares, the "Prices of Sale") were established after concluding the procedure of collecting investment intentions ("Procedure of Bookbuilding"), carried out with the Institutional Investors by the Coordinators of the Offer, in compliance with articles 23, paragraph 1 and 44 of CVM Instruction 400, having as a parameter (a) the quotation of the Shares at BOVESPA, and (b) the indications of interest, based on the quality of demand (for volume and price) gathered from the Institutional Investors. The interested Non-Institutional Investors that adhered to the Offer did not participate in the Procedure of Bookbuilding and, therefore, in the process of establishing Prices of Sale.

The choice of the criterion of the market price for determining the Prices of Sale is duly justified considering that the market price of the Shares to be sold was verified through the Procedure of Bookbuilding which reflects the value by which the Institutional Investors presented their intentions to buy the Shares in the context of the Offer.

2.5. Stabilization

The Lead Coordinator, with Credit Suisse First Boston S.A. Corretora de Títulos e Valores Mobiliários as an intermediary, will be allowed to carry out shares market operations intended to stabilize the prices of the Shares in BOVESPA during a period of up to 30 days counting from the date of the publication of this Notice of Start. To this end a Private Instrument for a Contract for the Rendering of Services and Stabilizing the Price of Preferred Shares and Ordinary Shares issued by AES Tiete S.A. was signed in accordance with a provision previously approved by CVM and BOVESPA. The activities for the stabilization of prices will be exercised based on the sole criteria of the Lead Coordinator.

2.6. Rights, Advantages and Restriction of Shares

The Preferred Shares do not guarantee a right to vote in General Assemblies of the Shareholders of the Company except in limited circumstances. The Preferred Shares confer on their bearers the following advantages, rights and preferences:

(a) participation in the net profit of each fiscal year, being assured to each Preferred Share an annual dividend 10% higher than that destined to every ordinary share issued by the Company

(b) priority in the reimbursement of the capital of the Company in the case of its liquidation up to the value of the stake in the company's capital represented by these shares.

The Preferred Shares are listed at BOVESPA under the code "GETI4".

The Ordinary Shares confer on their bearers the following rights:

(a) the right to vote in the General Assemblies of the shareholders of the Company being that each share will correspond to one vote; and

(b) the right to an obligatory dividend in each fiscal year of, at least, 25% of the net profit adjusted in compliance with article 202 of Law n° 6,404, of December 15 1976 and subsequent alterations.

The Ordinary Shares are listed at BOVESPA under the code "GETI3".

3. INFORMATION ABOUT THE COMPANY

The Company is a market leader in the Brazilian electric energy generation sector. Its activities comprise the generation and supply of energy to local energy distributors in various regions of the State of São Paulo. For more information about the Company, the sector it works in, its activities and economic and financial situation read the Definitive Prospectus for the Secondary Public Distribution of Preferred Shares and Ordinary Shares Issued by AES Tiete S.A ("Definitive Prospectus").

4. FINANCIAL INSTITUTION DEPOSITARY OF THE SHARES

The financial institution contracted for rendering the service of bookkeeping the Shares is Banco Itaú S.A.

5. DATE FOR STARTING THE OFFER

The date for starting the offer is June 15, 2005.

6. ADDITIONAL INFORMATION

The realization of the Offer as well as the establishing of the Prices of Sale were approved in a meeting of the Board of BANESPA held on March 17 2005, in a meeting of the Board of Banco Santander, held on March 23, 2005, and in a meeting of the Board of Banco Nossa Caixa, held on May 17, 2005.

The investors who would like to receive further information about the Offer or obtain a copy of the Definitive Prospectus should approach the offices of the Institutions Participating in the Offer at the addresses indicated below. Additional information may be obtained about the Syndicated Brokers registered at CBLC can be found at the CBLC website: www.cblc.com.br.

Here are the addresses of the Institutions Participating in the Offer where the investors can find additional information about the Offer as well as the Definitive Prospectus:

• Banco de Investimentos Credit Suisse First Boston S.A.
Av. Brigadeiro Faria Lima, n° 3,064, 13° andar
São Paulo, SP

• Banco Santander Brasil S.A.
Rua Amador Bueno, n° 474, 3° andar
São Paulo, SP
• Broker's Consortium
The offices of brokers for bonds and securities authorized by the CBLC to participate in the Offer.
The Definitive Prospectus is also available on the following sites: **www.aestiete.com.br, www.banespa.com.br, www.santander.com.br, www.nossacaixa.com.br, www.csfb.com.br/ofertas and www.superbroker.com.br**

Apart from this, the Definitive Prospectus will be available at the head offices and site of the CVM, located at Rua Sete de Setembro, n° 111, 5° andar, in the city of Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Líbero Badaró, n° 471, 7° andar, in the city of São Paulo, State of São Paulo (**www.cvm.gov.br**) and at BOVESPA, located at Rua XV de Novembro, n°275, in the city of São Paulo, State of São Paulo (**www.bovespa.com.br**). The Definitive Prospectus contains additional and complementary information to this Notice of Start and it provides a detailed analysis of the terms and conditions of the Offer and its inherent risks. **"READ THE DEFINITIVE PROSPECTUS BEFORE ACCEPTING THE OFFER"**

The Offer was previously submitted to CVM and registered under numbers CVM/SRE/SEC/2005/008 and CVM/SRE/SEC/2005/009, both on June 15, 2005
"The registration of this Offer does not imply, on the part of CVM, a guarantee of the veracity of the information offered or a judgment about the quality of the Company or about the Shares that will be distributed".

This is a public distribution that is exclusively secondary, and not carried out by the Company or by its controlling shareholders. The Company has cooperated with Selling Shareholders in accordance with the provisions of CVM Instruction 400.

This announcement is not an offer of sale of the Shares in the United States of America or in any other jurisdiction where the sale might be prohibited, being that there will be no registration of the Offer at the SEC or any regulatory body of the shares markets of any other countries except Brazil. The Shares can not be sold in the United States of America without registration at the SEC except in cases where exemption is applicable.

"An investment in shares represents a risk investment because it is an investment in variable income and therefore investors that intend to invest in Shares are subject to the volatility of the stock market. Even so, there is no class or category of investor that is prohibited by law from acquiring Shares."

"The present public offering was elaborated in accordance with the provisions of the Self Regulatory Code of ANBID for Public Offers of Bonds and Securities registered in the 5th Notary's Office for Titles and Documents of the State of Rio de Janeiro under number 497585, obeying the minimum standards of information contained therein and exempting ANBID from any responsibility for the referred to information, the quality of the issuer/offerer, the participating institutions and the bonds and securities titles and shares that are the object of this offer"

SYNDICATED BROKERS

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

CNPJ/MF n.° 02.998.609/0001-27

NIRE 35.300.170.555

MINUTES OF THE EXTRAORIDNARY SHAREHOLDERS' MEETING HELD ON JUNE 17, 2005

1. DATE, TIME AND PLACE: On the 17th of June, 2005, at 11:00 a.m., at the company's headquarters located in the City of São Paulo, State of São Paulo, at Rua Lourenço Marques, 158, 2nd floor.

2. CALL: Call Notice published in the Official Gazette of the State of São Paulo on the 2, 3 and 4 of June, 2005 and in the newspaper "Valor Econômico" on June 2, 3 and 6, 2005.

3. ATTENDANCE: shareholders representing more than 2/3 of the company's voting, as per signatures on the Shareholders Attendance Book.

4. THE TABLE: Chairman – Eduardo José Bernini; Secretary – Silvia Maria Ribeiro Lopes.

5. ORDER OF THE DAY: election of the members of the Company's Board of Directors.

6. DELIBERATIONS: The shareholders attending the meeting unanimously decided in the General Ordinary Meeting, to draw up these minutes in the form of a

summary of the development of facts, in compliance with the provisions of article 130, § 1, of Law n° 6,404/1976.

Starting the discussions on the sole item in the Order of the Day, that deals with the election of Board of Directors members, the Chairman clarified that there are 7 (seven) positions available for effective members of the Company's Board of Directors, and 2 (two) for substitute members to be fulfilled. Subsequent to the necessary clarifications, shareholders attending the voting and representing the majority of shareholders elect **(i)** for the position of effective member of the Board of Directors, substituting Mrs. Lidiane Delesderrier Gonçalves, who renounced from her title, **Mr. Marcelo de Carvalho Lopes**, a Brazilian citizen, married, engineer, bearer of the Identity Card RG n° 1.022.583.981 (SSP/RS), registered in the Taxpayer Registry CPF/MF under number 592.612.500-68, with residence and abode in the city of Brasilia, Federal District, at SQS 109 Block E Apt. 607, and as his substitute in replacement of Tatiana Esteves Natal, who renounced from her title, **Mr. Lucio da Silva Santos**, a Brazilian citizen, married, business administrator, holder of the Identification Card RG n° 2.525.022 (IFP/RJ), registered in the Taxpayer Registry CPF/MF under n° 180.671.827-87, with residence and abode in the city of Brasilia, Federal District, at SQS 104, block "B", apt. 102, Asa Sul, **(ii)** for the position of effective member of the Board of Directors, **Mr. Luiz Carlos Ciocchi**, a Brazilian citizen, married, engineer, bearer of the Identity Card RG n° 11.321.719 SSP/SP, registered in the Taxpayer Registry CPF/MF 374.232.237-00, with residence and abode in the city of Sao Paulo, State of Sao Paulo, with Office at Rua Lourenço Marques, n° 158, Vila Olímpia, Sao Paulo-SP, substituting Sr. Joseph C. Brandt, a North-American citizen, married, business administrator, bearer of passport n° 017079865, with residence and abode at 218, Park Street NE, Vienna, VA 22180, United States of America, the position of his substitute member remaining available; **(iii)** for the position of effective member of the Board of

Directors, **Mr. Cyro Vicente Boccuzzi,** a Brazilian citizen, married, engineer, bearer of the Identity Card RG nº 11.650.520 SSP-SP, inscribed in the Taxpayer Registry CPF/MF under number 053.466.778-36, with residence and abode in the city of Sao Paulo, State of Sao Paulo, with office at Rua Lourenço Marques, nº 158, Vila Olímpia, Sao Paulo-SP, substituting Sr. Luis Felipe Céron, the position of his substitute member remaining available; **(iv)** for the position of effective member of the Board of Directors, Mr. **Vito Joseph Mandilovich,** a Brazilian citizen, married, engineer, bearer of the Identity Card RG n.º 5.154.352 (SSP/SP), inscribed in the Taxpayer Registry CPF/MF under number 010.542.458-78, with residence and abode in the city of Sao Paulo, State of Sao Paulo, with office at Rua Lourenço Marques, 158, 2nd floor, Sao Paulo – SP and as his substitute member **Mr. Alexandre Cesar Innecco**, a Brazilian citizen, married, economist, bearer of identity card RG nº 2.208.209 (SSP/MG), inscribed in the Taxpayer Registry CPF/MF under number 418.382.706-04, with residence and abode in the city of Porto Alegre, State of Rio Grande do Sul, with Office at Rua Dona Laura, 320, 14th floor, Porto Alegre – RS; **(iii)** for the position of effective member of the Board of Directors, **Sr. Andrés Ricardo Gluski Weilert**, a Venezuelan citizen, married, bearer of passport nº 6024620, inscribed in the Taxpayer Registry CPF/MF under number 231.572.608-55, with residence at Av. Vollmer, Edif. Electricidad de Caracas, Torre Central, 17th floor, San Bernardino, Apartado, Postal 1010-A, Caracas, Venezuela, being ratified the election of his respective substitute member, Mr. Pedro Paulo Schimidt; **(iv)** for the position of effective member of the Board of Directors, **Sr. Eduardo Daniel Dutrey**, an Argentinean citizen, married, bearer of passport nº 13214635, and inscribed in the Taxpayer Registry CPF/MF under number 231.540.168-21, with residence at Av. A. Moreau do Justo, 1080, 1st floor, Dpto. Granado (CP1107), Buenos Aires, Argentina, being ratified the election of his respective substitute member, Mr. Antonio Carlos de Oliveira; **(v)** for the position of effective member of the Board of Directors, as indicated by the company's employees, **Mr. Wilson**

Marques de Almeida, A Brazilian citizen, divorced, electric industry worker, bearer of the Identity Card RG ° 11.709.168 (SSP/SP), inscribed in the Taxpayer Registry CPF/MF under number 957.422.558-53, with residence and abode in the city of Campinas, State of Sao Paulo, at Rua Felipe Camarão, 164, Block 5, apt 4, Jardim Amazonas, remaining available the position of his substitute member. It is also clarified herein that the members of the Board of Directors are elected to complete the mandates in force, which will end on November 25, 2005. The office taking of the members of the Board of Directors now elected, is subject to (i) the acquisition of one share of the company; (ii) the signing of the empowerment term, transcribed to the relevant company's book; and (iii) when applicable, the grant of power-of-attorney, pursuant to the provisions of art. 146, paragraph 2 of Law n°. 6.404/76. Due to the election held hereunder, the Board of Directors is hereby ratified as follows: (i) Mr. Luiz Carlos Ciocchi, as effective member, remaining available the position of his substitute member; (ii) Mr. Eduardo José Bernini, as effective member, and Mr. Roberto Mário Di Nardo, as his respective substitute; (iii) Mr. Cyro Vicente Boccuzzi, as effective member, remaining available the position of his substitute member; (iv) Mr. Marcelo de Carvalho Lopes, as effective member, and as his respective substitute Mr. Lucio da Silva Santos; (v) Mr. Andrés Ricardo Gluski Weilert, as effective member, and Mr. Pedro Paulo Schimidt, as his respective substitute; (vi) Mr. Eduardo Daniel Dutrey, as effective member, and Mr. Antonio Carlos de Oliveira, as his respective substitute; (vii) Mr. Charles Lenzi, as effective member, remaining available the position of his substitute member; (viii) Pedro Roberto Cauvilla, as effective member, remaining available the position of his substitute member; (ix) Mr. Peter Greiner, as effective member, remaining available the position of his substitute member; (x) o Sr. Vito Joseph Mandilovich, as effective member, e o Sr. Alexandre Cesar Innecco; (xi) o Sr. Wilson Marques, as effective member, remaining available the position of his substitute member. The Shareholder AES Tietê Empreendimentos S.A. caused to include in these minutes, their thanks to

the Board Members now leaving their position for the relevant services rendered to the Company.

7. CLOSING: having no further matters to be disclosed, the meeting was adjourned for the time necessary for the transcription of these minutes. When the meeting was reopened these minutes were read and once approved, signed by all those attending the meeting.

São Paulo, June 17, 2005.

Original document signed by:

Eduardo José Bernini - Chairman
Silvia Maria Ribeiro Lopes - Secretary

SHAREHOLDERS ATTENDING THE MEETING:
AES Tietê Empreendimentos S.A.: Eduardo José Bernini – Director; Antonio Luiz Barros de Salles - Director

AES Tietê Participações S.A. : Eduardo José Bernini – Director; Antonio Luiz Barros de Salles - Director

FREE TRANSLATIONS OF:

Clarification to the Public

We inform that there is no legal impediment whatsoever for the sale process of AES Minas PCH Ltda., a company controlled by AES Tietê S.A., contrary to the note published by Arbeit Energia Ltda on the newspaper Valor Econômico, on June 21, 2005, by way of its controlled company Maxpower do Brasil Ltda.

Based on the preventive judicial measure filed with the **41st** Civil Court of the Central Venue, proceeding number 000.05.062920-4, and published by Arbeit, AES Tietê S.A. has the following clarifications to the public:

1. AES Minas and Maxpower entered into contracts for the purchase and sale of small hydroelectric plants (PCHs) owned by the former, on December 31, 2002. Those contracts however were lawfully rescinded on 05.29.2003 due to failure to comply with the payment obligations by Maxpower.

2. Although AES Minas is free to sell its assets based on failure to meet commitments made by way of contracts, the company attempted by way of an arbitration proceeding to obtain confirmation of said rescission for the tranquility of new possible interested parties in the business, which was granted with the arbitration decision issued by renowned legal scholars who **UNANIMOUSLY** confirmed, the rescission of the PCHs purchase and sale contracts.

3. As the arbitration proceedings were totally regular and as Maxpower participated without even once contesting the jurisdiction of the court the possibility of appreciation of the merit of the arbitration by the Judiciary is excluded.

4. In a prior moment, Maxpower has already tried, by way of an arbitration proceeding, a writ of injunction by the Judiciary Power to void the effects of the arbitration decision, a request that was promptly denied.

5. It is therefore clear, as shown above, that there is no legal impediment whatsoever for the sale of AES Minas.

The company makes itself available for any further necessary clarifications regarding the facts.

Sincerely

AES TIETÊ S.A.

FREE TRANSLATION OF:

banespa

Nossa Caixa
Banco Nossa Caixa S.A.

Banco Santander

Selling Shareholders

Communicate to the market the closing of the secondary public distribution of preferred shares and ordinary shares held by the Selling Shareholders and issued by

AES Tietê

CREDIT SUISSE | FIRST BOSTON

Lead Coordinator

Banco Santander

Coordinators Of The Offer

Banco do Estado de Sao Paulo S.A. – BANESPA, a financial institution with head office at Praça Antonio Prado, number 6, in the City of Sao Paulo, State of Sao Paulo ("BANESPA"), Banco Santander Brasil S.A., a financial institution with head office at Rua Amador Bueno, number 474, in the City of Sao Paulo, State of Sao Paulo ("Banco Santander"), Banco Nossa Caixa S.A., a financial institution with head office at Rua XV de Novembro, nº 111, in the City of Sao Paulo, State of Sao Paulo ("Banco Nossa Caixa" and, together with BANESPA Banco Santander, the "Selling Shareholders"), Banco de Investimentos Credit Suisse First Boston S.A. ("Lead Coordinator") and Banco Santander, in its capacity as coordinator (together with the Lead Coordinator, the "Coordinators of the Offer"), communicate the closing of the secondary public distribution of 20,730,625,071 preferred shares ("Preferred Shares") and 6,318,221,389 ordinary shares ("Ordinary Shares" and together with the Preferred Shares "Shares") issued by AES Tietê S.A. ("Company"), representing 28.38% of the Company's capital on this date, all nominative, book shares, without par value, held by the Selling Shareholders, free from any onuses or encumbrances, at the price of R$ 40.00 per batch of one thousand Preferred Shares and R$ 36.50 per batch of Ordinary Shares, amounting to

R$ 1,059,840,083.54

carried out in Brazil over non-organizer counter market, registered with the Securities Commission ("CVM") in accordance with the procedures provided for in CVM Instruction 400, of December 29, 2003 ("CVM Instruction 400"), and with special attention to sales overseas ("Offer"), based on the exemptions from registration foreseen in Rule 144A and in Regulation S, both pertaining to the Securities Act of 1933 of the United States of America.

The total number of Preferred Shares distributed includes 2,703,994,574 preferred shares issued by the Company and acquired on the basis of the exercise of the option, by the Lead Coordinator, for the acquisition of up to 2,703,994,574 preferred shares issued by the Company and destined to meet the excess demand evidenced in the course of the Offer.

The total number of Ordinary Shares distributed, 824,115,833, ordinary shares issued by the Company and acquired on the basis of the exercise of the option, by the Lead Coordinator, for the acquisition of up to 824,115,833 ordinary shares issued by the Company and destined to meet the excess demand evidenced in the course of the Offer.

The Offer was approved, as well as the setting out of the sales prices, during a BANESPA Board of Directors' Meeting, held on March 17, 2005, in a meeting of the Management of Banco Santander, held on March 23, 2005 and in a meeting of the Management of Nossa Caixa, held on May 17, 2005.

The financial institution hired for the services of bookkeeping of the Shares is Banco Itaú S.A.

The Offer was previously submitted to CVM and registered under number CVM/SRE/SEC/008, on June 15, 2005.

The final distribution data of the Shares are indicated on the table below:

Type of Investor	Number of Buyers	Preferred Shares	Number of Buyers	Ordinary Shares
Individuals Investment	538	364,723,781	119	87,492,000
Pools Investment	3	7,950,000	3	8,796,000
Funds	77	2,019,883,071	91	1,461,754,822
Private Security Entities	30	506,700,000	63	661,610,000
Insurance Companies	-	-	2	200,000
Foreign Institutional Investors	132	17,559,489,000	56	4,044,146,567
Other Financial Institutions	2	250,174,000	-	-
Other Legal Persons Connected to the Company, Coordinators of The Offer and/or Syndicated Brokers	-	-	1	1,369,000
Other Legal Persons	13	21,655,219	5	48,746,000
Partners, managers, employees, and other persons connected to the Company, Coordinators of The Offer and/or Syndicated Brokers	1	50,000	3	4,107,000
Total Offer	**796**	**20,730,625,071**	**343**	**6,318,221,389**

This is a public distribution that is exclusively secondary, and not carried out by the Company or by its controlling shareholders. The Company has cooperated with Selling Shareholders in accordance with the provisions of CVM Instruction 400.

This announcement is not an offer of sale of the Shares in the United States of America or in any other jurisdiction where the sale might be prohibited, being that there will be no registration of the Offer at the SEC or any regulatory body of the stock markets of any other countries except Brazil. The Shares can not be sold in the United States of America without registration at the SEC except in cases where exemption is applicable.

"This Notice is exclusively for the purpose of information and is not meant to be a sales offer of securities."

"This public offer was carried out in compliance with the provisions of the Self-Regulating Code of ANBID for the Public Offer of Bonds and Securities, registered with the 5th Notary of Titles and Documents of the State of Rio de Janeiro under number 497585, and meets the minimum standards of information provided for by same, and ANBID cannot be held accountable for the referred to information, the quality of the issuer/offering party, the participating institutions and the bonds and securities that are the object of the offer ."

SYNDICATED BROKERS

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

NIRE: 35.300.170.555
CNPJ/MF N°: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON AUGUST 9, 2005

1. **DATE, TIME AND PLACE:** held on the 9th of August, 2005, at 2:00 p.m., at the Company' headquarters located at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, CEP 04547-100.

2. **ATTENDANCE AND CALL:** Meeting called for as per the Company's Bylaws, being present the following members of the Board of Directors: Eduardo José Bernini, Luiz Carlos Ciocchi, Cyro Vicente Bocuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner and Vito Joseph Mandilovich. Also present was Mr. Ricardo Berer, member of the Company's Fiscal Council.

3. **THE TABLE:** Chairman Mr. Eduardo José Bernini and secretary Mrs. Silvia Maria Ribeiro Lopes.

4. **ORDER OF THE DAY:** **(a)** appreciation and analysis of the Quarterly Information Report – ITR of the Company, comprising the balance sheet and financial statements relating to the second quarter of 2005; **(b)** analysis of the proposal by the Management for the distribution of dividends, profits determined in the Balance Sheet of the Company as of June 30, 2005 and **(c)** election of the Board of Directors' Chairman, pursuant to paragraph 1 of article 16 of the Bylaws of Tietê.

5. **DELIBERATIONS:** Meeting started, and after discussions on the matter the Board of Directors decided to:

(a) Unanimously approve Quarterly Information Report – ITR of the Company, comprising the balance sheet and financial statements relating to the second quarter of 2005;

a. Before the appreciation of item (b) of the order of the day, the member of the Fiscal Council attending the meeting, Mr. Ricardo Berer, reported the opinion of

the Fiscal Council who recommends to the Board of Directors that an alternative proposal should be analyzed for the distribution dividends of 50% (fifty percent) of the profits determined for the period as carried out in the first semester of the previous year, since that percentage represents a 50% increase in reais, compared to the values distributed in the same period of the previous year, as well as the need for the Company to make investments due to the compliance with the obligation included in the Privatization Notice, i.e., the expansion of the installed capacity by 15% (fifteen percent), until December 2007. The floor was passed on to the Director for Finances and Relations with Investors, Mrs. Andréa Cristina Ruschmann, who clarified that the distribution of 95% of the profits determined for the 1st semester does not affect the Company's equity and financial situation, considering that the remaining cash balance would be of the order of R$ 443 million. As to the investment need for the increase in the installed capacity by 15% (fifteen percent), same clarified that the Company has been carrying out legal analyses as to the legality and likelihood of complying with that obligation, bearing in mind the changes made to the legislation that regards the electric sector, since the Company's privatization, as the strong cash generation, together will the low financial leverage, which would allow for the financing of expansion projects with own and third parties' resources. Miss Ruschmann also reminded that, despite the proposal for dividend distribution, the Company would have financial conditions to meet that obligation in case it became mandatory. Thus, after the analysis of the economic-financial data of the Company relating to the 1st semester of 2005, the board members attending the meeting approved the proposal, except for Mr. Marcelo de Carvalho Lopes, who followed the recommendation of the Fiscal Council, for the distribution of dividends in the total amount of R$199,831,044.30 (one hundred and ninety nine million, eight hundred and thirty one thousand, forty four reais and thirty cents corresponding to 95% of the net profits determined in the Balance Sheet as of June 30, 2005, after discounting the 5% legal reserve, free from withholding income tax - IRRF, pursuant to article 10 of Law n° 9.249/95, as follows: dividends in the amount of R$2.000147 per batch of 1,000 ordinary shares and R$2.200162 per batch of 1,000 preferred shares. The

(b) The members of the Board of Directors attending the meeting unanimously approved to elect Mr. **Andrés Ricardo Gluski Weilert**, a Venezuelan citizen, married, bearer of passport n° 6024620, and inscribed in the Taxpayer Registry CPF/MF under number 231.572.608-55, residing at Av. Vollmer, Edif. Electricidad de Caracas, Central Tower, 17th floor, San Bernardino, Apartado, Postal 1010-A, Caracas, Venezuela, for the position of Chairman of the Board of Directors of the Company.

6. CLOSING: having no further matters to be discussed, the Chairman closed the meeting and these minutes were transcribed, read by all and deemed correct and signed.

São Paulo, August 9, 2005.

Original document signed by:

Eduardo José Bernini – Chairman
Silvia Maria Ribeiro Lopes - Secretary

Members of the Board of Directors:
Eduardo José Bernini
Luiz Carlos Ciocchi
Antonio Carlos de Oliveira
Charles Lenzi
Cyro Vicente Bocuzzi
Vito Joseph Mandilovich
Pedro Roberto Cauvilla
Peter Greiner
Marcelo de Carvalho Lopes

Member of the Fiscal Council
Ricardo Berer

FREE TRANSLATIONS OF

AES Tietê

A Public Company
NIRE: 35.300.170.555
CNPJ/MF Nº: 02.998.609/0001-27

NOTICE TO SHAREHOLDERS

The Management of AES Tietê S.A. ("Company") informs the public that, in a Meeting of the Company's Board of Directors held on August 9, 2005, at 2:00 p.m., in its headquarters, the Board of Directors approved the proposal by the Management for the distribution of dividends in the amount of R$ 199,831,044.30 (one hundred and ninety nine million, eight hundred and thirty one thousand, forty four reais and thirty cents), of the profit determined in the Company's Balance Sheet as of June 30, 2005, pursuant to Article 34, Sole Paragraph of the Company's Bylaws, as follows:

1) Divide at the value of R$2.000147 per batch of 1,000 ordinary shares and R$2.200162 per batch of 1,000 preferred shares, free from withholding income tax – IRRF, pursuant to article 10 of Law 9,249/95.

2) The Management should set forth the date where the credit and payment of dividends approved hereby will take place, as well as the shareholding basis that will be entitled to receive dividends and the date when the shares will start to be negotiated "ex dividends", and should communicate it to shareholders timely.

São Paulo, August 9, 2005.

AES Tietê S.A.

Original document signed by:

Andrea Cristina Ruschmann
Director for Finances and Relations with Investors

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

State Registration No. (NIRE): 35.300.170.555
Corporate Taxpayer Registration No. (CNPJ/MF): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD SEPTEMBER 23, 2005

1. DATE, TIME AND LOCATION: Held on September 23, 2005 at 11:00 a.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2nd floor, in the City and State of Sao Paulo, Postal Code (CEP) 04547-100.

2. ATTENDANCE AND CALL NOTICE: Call Notice issued under the terms of the Articles of Incorporation, with the following Members of the Board of Directors present: Eduardo José Bernini, Cyro Vicente Bocuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Charles Lenzi, Wilson Marques de Almeida and Vito Joseph Mandilovich.

3. PRESIDING OFFICERS: The Meeting was chaired by Mr. Eduardo José Bernini and Mrs. Silvia Maria Ribeiro Lopes acted as Secretary.

4. AGENDA: **(a)** election of the Company's Investor Relations and Financial Director.

5. RESOLUTIONS: After the Meeting was called to order, and after discussing the Agenda, the Board of Directors resolved the following:

Given today's resignation of Mrs. Andréa Cristina Ruschmann, the election of **Mr. Britaldo Pedrosa Soares,** a Brazilian citizen, married, metallurgic engineer, bearer of Identity Card (RG) No. MG-228266 (SSP/MG), and Individual Taxpayer Enrollment No. (CPF) 360.634.796-00, resident and domiciled in the City and State of Sao Paulo, with an office at 158 Rua Lourenço Marques, 2nd floor, City and State of Sao Paulo, to the position of Investor Relations and Financial Director was unanimously approved. This appointment is to complete the mandate of Mrs. Andréa Cristina Ruschmann, with a duration of 3 (three) years, starting from April 8, 2004. The investiture of the Director herein elected shall be contingent upon (i) the presentation of a clearance certificate, under the applicable terms of law; and (ii) the signing of the instrument of investiture, drawn up in the proper book. The Directors in attendance requested that these Minutes reflect their thanks for the services rendered by Mrs. Andréa Cristina Ruschmann as the

Investor Relations and Financial Director up to this time, wishing her success in her new functions as Investor Relations and Executive Treasury Director.

6. **CLOSING:** with no further matters to address, the Chairman adjourned the Meeting, these Minutes were drawn up, then read, approved, and signed by everyone in attendance.

Sao Paulo, September 23, 2005.

Original document signed by:

Eduardo José Bernini – Chairman
Silvia Maria Ribeiro Lopes - Presiding Secretary

Board of Directors:
Eduardo José Bernini
Wilson Marques de Almeida
Cyro Vicente Bocuzzi
Charles Lenzi
Marcelo de Carvalho Lopes
Vito Joseph Mandilovich
Pedro Roberto Cauvilla
Peter Greiner
Antônio Carlos de Oliveira

FREE TRANSLATIONS OF:

ELETROPAULO Metropolitana Eletricidade de São Paulo S.A. CNPJ 61.695.227/0001-93 PUBLIC COMPANY		AES Tietê S.A. CNPJ 02.998.609/0001-27 PUBLIC COMPANY

MATERIAL EVENT

Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") and AES Tietê S.A. ("AES Tietê"), in compliance with the provisions of § 4, article 157, of Law No. 6404/76, and CVM Instructions 358, dated January 3rd, 2002, hereby notifies its shareholders and the public in general that the Brazilian Electricity Regulatory Agency (ANEEL), through Dispatch 1060, from the Superintendent of Financial and Economic Inspection, dated August 24th, 2005, as upheld in Dispatch 1244, dated September 20th, 2005, did not approve Terms of Amendment 2, signed on October 30th, 2003, to the Contract for the Purchase and Sale of Electrical Power, signed on December 7th, 2000 by Eletropaulo (as the purchaser) and AES Tietê (as the vendor), which, amongst other alterations of minor relevance, extended the end date of the aforementioned Contract from December 31st, 2015, to June 14th, 2028. On October 4th, 2005, the Director General of ANEEL refused to grant the motion for suspension requested by Eletropaulo in the Administrative Appeal taken against the decision of that Superintendent, arguing that the "*intention can only be analyzed with the evaluation of the substance of the appeal*", whilst the definitive decision of ANEEL will only occur when the substance of the administrative appeal is judged by the collegiate Board.

Given the above, the companies are evaluating which measures to take for the preservation of their rights.

São Paulo, October 6th, 2005.

Original document signed by:

Britaldo Pedrosa Soares Vice-President and Director of Investor Relations ELETROPAULO Metropolitana Eletricidade de São Paulo S.A. CNPJ 61.695.227/0001-93 PUBLIC COMPANY		Britaldo Pedrosa Soares Financial and Investor Relations Director AES Tietê S.A. CNPJ 02.998.609/0001-27 PUBLIC COMPANY

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

Board of Trade Number (NIRE): 35.300.170.555
Corporate Taxpayer Identification Number (CNPJ/MF): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD DECEMBER 7, 2005

1. DATE, TIME, AND LOCATION: Held on December 7, 2005 at 11:30 a.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2nd floor, in the City and State of Sao Paulo, Postal Code (CEP) 04547-100.

2. ATTENDANCE AND CALL NOTICE: Call Notice issued under the terms of the by-laws, with the following Members of the Board of Directors in attendance: Eduardo José Bernini, Luiz Carlos Ciocchi, Cyro Vicente Bocuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Vito Joseph Mandilovich, and Charles Lenzi. Also present were Ricardo Berer, a member of the Company's Fiscal Council; Juliana Rezene Penna de Zagottis; and Mário Shinzato.

3. PRESIDING OFFICERS: The Meeting was chaired by Eduardo José Bernini, and Silvia Maria Ribeiro Lopes acted as Secretary.

4. AGENDA: (a) approve payment of interest on the Company's equity/interest on its net worth, at the long-term interest rate (TJLP); (b) approval of the Right of Use and Maintenance Costs Agreement to be entered into with AES Big Sky, LLC, referent to the SAP software; and (c) other matters of interest to the Company.

5. RESOLUTIONS: After the meeting was called to order and confirmation of attendance and quorum established, the Chairman submitted the first item (a) on the Agenda for review by the members of the Board of Directors. The Chairman invited Mrs. Juliana Rezende Penna de Zagottis to proceed with her presentation of the proposed payment of interest on the Company's equity/interest on its net worth, at a rate equal to the Long-term Interest Rate (TJLP). The proposal was analyzed and unanimously approved by the Board Members present, with the exception of Board Member Marcelo Lopes. The payment of interest on equity to the Company's shareholders, under the terms of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96, was established in the amount of R$44,000,000.00 (forty-four million Reais): R$0.440404 for each lot of one thousand common shares and R$0.484445 for each lot of one thousand preferred shares. Interest on equity, approved in these deliberations, will be paid to the Company's shareholders beginning 12/29/05 based on shareholdings on 12/16/05, and Company-issued shares shall be traded without interest on equity beginning 12/19/05. All interest on equity is subject to a withholding tax of 15%, except in the case of shareholders that are verifiably immune or exempt from such taxes. The amount of interest on equity after income tax withholdings shall be imputed to the compulsory dividends of fiscal year 2005, according to the terms

of § 7 of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96.The Chairman informed all those present that item (b) slated for review would be excluded from the Agenda.

6. CLOSING: With no further matters to address, the Chairman adjourned the Meeting, and these Minutes were drawn up, then read, approved, and signed by all those in attendance.

São Paulo, December 7, 2005.

Original document signed by:
Eduardo José Bernini – Chairman

Silvia Maria Ribeiro Lopes - Meeting Secretary

Members of the Board of Directors:

Eduardo José Bernini

Luiz Carlos Ciocchi

Marcelo de Carvalho Lopes

Antonio Carlos de Oliveira

Charles Lenzi

Cyro Vicente Bocuzzi

Vito Joseph Mandilovich

Pedro Roberto Cauvilla

Peter Greiner

Member of the Fiscal Council
Ricardo Berer

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

Corporate Taxpayer Identification Number (CNPJ/MF) 02.998.609/0001-27
Board of Trade Number (NIRE) 35.300.170.555

MINUTES OF THE FISCAL COUNCIL MEETING OF DECEMBER 7, 2005

DATE, TIME, LOCATION: On December 7, 2005, at 9:30 a.m., at the Company's corporate headquarters in the City and State of São Paulo, at 158 Rua Lourenço Marques, 2nd floor. **ATTENDING:** The following serving members of the Fiscal Council were in attendance: Antonio Carlos de Andrada Tovar, Ricardo Berer and Reginaldo Antonio Ribeiro. Also attending were Britaldo Pedrosa Soares, Mario Shinzato and Juliana Rezende Penna De Zagottis, who represented the Company. **OFFICERS:** Ricardo Berer, a member of the Fiscal Council, served as Chairman and called me, Ana Paula Madureira, to serve as secretary of the meeting. **AGENDA:** **(a)** deliberate payment of interest on the Company's equity/interest on its net worth, at the long-term interest rate (TJLP). **RESOLUTIONS:** The Chairman opened the meeting and submitted for review the only item on the meeting agenda. Subsequent to analysis of the proposal for paying interest on the Company's equity/interest on its net worth, at the long-term interest rate (TJLP), and clarification of the documents by Mário Shinzato and Juliana Rezende Penna de Zagottis, the members of the Fiscal Council unanimously approved the payment of interest on equity to the Company's shareholders, under the terms of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96, in the amount of R$44,000,000.00 (forty-four million Reais): R$0.440404 for each lot of one thousand common shares, and R$0.484445 for each lot of thousand preferred shares. Income tax of 15% shall be withheld on the interest on equity, except in the case of shareholders that are verifiably immune or exempt from such taxes. The amount of interest on equity after income tax withholdings shall be imputed to the compulsory dividends of fiscal year 2005, according to the terms of § 7 of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96.

The Chairman offered the floor to anyone desiring to express an opinion regarding other matters of Company interest, and in the absence of other pronouncements, the Chairman expressed appreciation for the presence of all attending and ordered the drawing up of these minutes, which were read and approved, then signed by me, the Meeting Secretary, the Chairman, and the attending Council Members.

São Paulo, December 7, 2005.

Original document signed by:

Ricardo Berer – Chairman

Ana Paula Madureira Chairman - Meeting Secretary

Members of the Fiscal Council:

Ricardo Berer Antonio

Carlos de Andrada Tovar

Reginaldo Antonio Ribeiro

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

Corporate Taxpayer Identification Number (CNPJ/MF) 02.998.609/0001-27
Board of Trade Number (NIRE) 35.300.170.555

PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

We hereby notify the Shareholders that this Company, according to the decision of the members of the Board of Directors in a meeting held at 11.30 am on December 7, 2005, at its head office at Rua Lourenço Marques 158, 2nd floor, in the City and State of São Paulo, approved the proposal of the Executive Board for the payment of interest on equity to the Company's shareholders, under the terms of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96, in the amount of R$44,000,000.00 (forty-four million Reais). All interest on equity is subject to a withholding tax of 15%, except in the case of shareholders that are verifiably immune or exempt from such taxes. The amount of interest on equity after income tax withholdings shall be imputed to the compulsory dividends of fiscal year 2005, according to the terms of § 7 of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96. Payment shall be made to the Company's shareholders beginning on the base date of December 16, 2005, the shares having no interest on equity on December 19, 2005, as follows:

1) R$0.440404 per lot of 1,000 common shares and R$0.484445 per lot of 1,000 preferential shares, subject to the payment of withholding taxes, as described above.

2) Payment shall be made on December 29, 2005.

3) Instructions regarding credit for the payment:

   3.1 Shareholders shall receive their credit in the bank account given to Banco Itaú S.A. (Share Depositary Institution) after the date of the commencement of the distribution of this entitlement.

   3.2 For Shareholders whose registration information does not contain the Individual/Corporate Taxpayer Number (CPF/CNPJ) or where no "Bank/Agency/Current Account" has been indicated, dividends shall be credited after the third working day following the updating of their registration information in the electronic archives of Banco Itaú S.A., which can be done in any branch or through correspondence sent to the Superintendent of Company Services – Avenida Engenheiro Armando de Arruda Pereira 707 – 9° andar, Torre Eudoro Villela, Jabaquara CEP 04344-902, São Paulo, (SP).

   3.3 Shareholders who use fiduciaries shall have their dividends credited according to the procedures adopted by the Stock Exchange.

4) Service Centers – The Banco Itaú branches listed below and in the other branches authorized to render services to shareholders, during banking hours:

São Paulo	Rua Boa Vista 180 – Lower ground floor
Rio de Janeiro	Rua 7 de Setembro 99 – Lower ground floor
Belo Horizonte	Av. João Pinheiro 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro 746 – 1st Floor
Curitiba	Rua João Negrão 65
Salvador	Av. Estados Unidos 50 – 2nd Floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela, Ground Floor

São Paulo, December 7, 2005.

Original document signed by:

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Director of Finance and Investor Relations